As filed with the Securities and Exchange Commission on April 29, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Westlake Chemical Partners LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2860	32-0436529
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

(713) 960-9111

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

L. Benjamin Ederington

Vice President, General Counsel and Secretary

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

(713) 960-9111

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	William N. Finnegan IV Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$271,687,000	$34,993

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 29, 2014

PROSPECTUS

Westlake Chemical Partners LP

                 Common Units

Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Westlake Chemical Partners LP. We are offering              common units. We were recently formed by Westlake Chemical Corporation (“Westlake”) and, prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “WLKP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 18.

These risks include the following:

•

We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the ethylene sales agreement (the “Ethylene Sales Agreement”) or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Westlake Chemical OpCo LP (“OpCo”), a partnership between Westlake and us, is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo’s ability to make distributions to us.

•	Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

•

Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our distributable cash flow would be substantially reduced.

•	Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Westlake Chemical Partners LP (before expenses)	$	$

(1)	Excludes a structuring fee of % of the gross proceeds of this offering payable to Barclays Capital Inc. and UBS Securities LLC. Please read “Underwriting.”

The underwriters may purchase up to an additional              common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Barclays	UBS Investment Bank

Prospectus dated                     , 2014

[ARTWORK TO COME]

i

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial conditions, results of operations and prospects may have changed since that date. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Forward-Looking Statements.”

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the olefins industry, including trends in the market and our position and the position of our competitors within the olefins industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information other companies file with the SEC, which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market data presented in this prospectus. The sources of the industry and market data used herein are the most recent data available to management and therefore management believes such data to be reliable.

We commissioned Wood Mackenzie Limited (“Wood Mackenzie”), an independent market consultant, to assist in the preparation of the “Industry” section of this prospectus, but we have not funded, nor are we otherwise affiliated with, any other third-party source cited herein. Any data sourced from Wood Mackenzie is used with the express written consent of Wood Mackenzie.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. While this summary highlights what we consider to be the most important information about us, you should read the entire prospectus carefully, including the historical combined carve-out and unaudited pro forma combined carve-out financial statements and the notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 18 for more information about important risks that you should consider carefully before investing in our common units.

Unless the context otherwise requires, references in this prospectus to “our partnership,” “our,” “us,” “we” or like terms refer to “Westlake Chemical Partners LP” and, unless otherwise specified, Westlake Chemical OpCo LP and Westlake Chemical OpCo GP LLC. When used in a historical context, “our,” “us,” “we” or like terms refer to the ethylene business, including feedstock costs and revenue associated with the sale of ethylene and co-products, conducted by Westlake Chemical Corporation and its subsidiaries, a portion of which will be contributed to Westlake Chemical OpCo LP in connection with the closing of this offering. References in this prospectus to “our general partner” refer to Westlake Chemical Partners GP LLC. References to “OpCo” refer to Westlake Chemical OpCo LP, which is a newly created limited partnership owned by us and Westlake Chemical Corporation and its subsidiaries. References to “Westlake” refer collectively to Westlake Chemical Corporation and its subsidiaries, other than us, our general partner, OpCo and Westlake Chemical OpCo GP LLC, OpCo’s general partner. We will own a 10% limited partner interest and a general partner interest in OpCo. We will consolidate OpCo in our financial statements. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” attached as Appendix B to this prospectus.

Westlake Chemical Partners LP

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically-integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently-formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo’s general partner, we have control over all of OpCo’s assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner (which owns our incentive distribution rights) as well as     % of our limited partner units (consisting of          common units and all of the subordinated units).

OpCo’s assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene (“PE”) and polyvinyl chloride (“PVC”), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake’s downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo will generate revenue primarily by selling ethylene to Westlake and others, as well as through the sale of co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen. Our sole revenue generating asset will be our 10% limited partner interest in OpCo.

In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year on a cost-plus basis that is expected to generate a fixed margin per pound of $0.10 (the “Ethylene Sales Agreement”). We believe this agreement will promote more stable and predictable cash flows for OpCo. Any ethylene not sold to Westlake and all co-products that are produced by OpCo will be sold to third parties on either a spot or contract basis. OpCo will also enter into a feedstock supply agreement with Westlake that will supply OpCo with all of the ethane (and any other feedstocks) required for OpCo to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

OpCo primarily uses ethane (a component of natural gas liquids, or NGLs) to produce ethylene. Approximately 66.5% of global ethylene production is based on higher priced feedstocks (primarily naphtha, as well as butane and propane) whose prices are linked to global oil prices. As a result, global ethylene and ethylene derivative prices have generally been linked to movements in global oil prices (principally Brent crude prices) for more than 20 years. In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the production of oil and gas and resulted in the oversupply of ethane. The spread between U.S. ethane and global oil prices has provided a margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethane-based ethylene producers were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This feedstock cost advantage for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers has resulted in a positive cash cost differential that has ranged from $0.24 per pound to $0.49 per pound, and averaged $0.39 per pound, since 2012. Over the last decade, cash margins of U.S. ethane-based ethylene producers were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession.

Following the completion of this offering, Westlake will own a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner (which owns our incentive distribution rights) as well as     % of our limited partner units (consisting of          common units and all of the subordinated units). Given Westlake’s significant ownership interest in us following this offering, we believe Westlake is incentivized to offer us the opportunity to purchase additional assets that it owns, including additional interests in OpCo, although it is under no obligation to do so. We may also pursue organic growth opportunities at OpCo as well as acquisitions from third parties, which could be effected jointly with Westlake. OpCo currently plans to expand the capacity of one of its ethylene production facilities by approximately 250 million pounds in late 2015 or early 2016.

For the year ended December 31, 2013, OpCo had pro forma revenues of approximately $1,202.8 million, pro forma EBITDA of approximately $367.1 million and pro forma net income of approximately $292.1 million. For the same time period, we had pro forma EBITDA (net of non-controlling interest) of approximately $36.7 million and pro forma net income (net of non-controlling interest) of approximately $29.2 million. On a pro forma basis, revenue from Westlake under the Ethylene Sales Agreement would have represented approximately 70% of OpCo’s pro forma revenues for the year ended December 31, 2013. The remaining 30% of OpCo’s pro forma revenues would have been comprised of third party ethylene and co-product sales. Please read “—Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and to cash flow from operating activities, on a historical basis, which reconciliation is presented in accordance with generally accepted accounting principles (“GAAP”).

Our Assets and Operations

Our sole revenue generating asset will be our 10% limited partner interest in OpCo. We will also own the general partner interest of OpCo. OpCo, in turn, will own:

•

two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex (“Petro 1” and “Petro 2,” collectively referred to as “Lake Charles Olefins”), with a combined annual capacity of approximately 2.7 billion pounds;

•	one ethylene production facility at Westlake’s Calvert City, Kentucky complex (“Calvert City Olefins”), with an annual capacity of approximately 630 million pounds; and

•

a 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

As the owner of the general partner interest of OpCo, we will control all aspects of the management of OpCo, including its cash distribution policy. See “Business—OpCo’s Assets.”

Ethylene Production Facilities. OpCo operates three ethylene production facilities. Ethylene can be produced from either NGL feedstocks, such as ethane, propane and butane, or from petroleum-derived feedstocks, such as naphtha. Lake Charles Olefins and Calvert City Olefins use ethane primarily as their feedstock. Calvert City Olefins can also use propane as a feedstock and Petro 2 can also use an ethane/propane mix, propane, butane or naphtha as a feedstock.

The following table provides information regarding OpCo’s ethylene production facilities as of                     , 2014:

Plant Location (Description)	Annual Production Capacity (millions of pounds)	Feedstock	Primary Uses of Ethylene
Lake Charles, LA (Petro 1)	1,250	ethane	PE and PVC
Lake Charles, LA (Petro 2)	1,490	ethane, ethane/propane mix, propane, butane or naphtha	PE and PVC
Calvert City, KY (Calvert City Olefins)	630	ethane or propane	PVC

Total	3,370

Longview Pipeline. OpCo owns the Longview Pipeline, which is a 200-mile common carrier ethylene pipeline, with a capacity of 3.5 million pounds per day that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility.

Our Ethylene Sales Agreement with Westlake

In connection with this offering, OpCo will enter into the Ethylene Sales Agreement with Westlake. The Ethylene Sales Agreement will have an initial term through December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party. The Ethylene Sales Agreement requires Westlake to purchase 95% of OpCo’s planned ethylene production each year, subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. If OpCo’s actual production is in excess of planned ethylene production, Westlake will have the option to purchase up to 95% of production in excess of planned production.

Westlake’s purchase price for the minimum commitment of ethylene under the Ethylene Sales Agreement will be calculated on a per pound basis and includes:

•	the actual price paid by OpCo for the feedstock and natural gas to produce each pound of ethylene (subject to a cap and a floor on the amount of feedstock and natural gas used); plus

•

the estimated per pound operating costs (including selling, general and administrative expenses) for the year and a five-year average of future expected maintenance capital expenditures and other turnaround expenditures; less

•	the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

Westlake’s purchase price for any ethylene produced in excess of the planned production amount will generally equal OpCo’s estimated variable costs of producing the incremental ethylene, plus a $0.10 per pound margin. The estimated operating costs and maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year to reflect certain changes in forecasted costs. If OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for any year, or OpCo’s actual production is below the planned production amount upon which the per pound operating costs and maintenance capital expenditures and other turnaround expenditures are based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs are lower than estimated, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs. The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures attributable to Westlake’s ethylene purchases. Approximately 5% of OpCo’s ethylene production will be sold at market rates on either a spot or contract basis to third parties. Average U.S. industry margins for producing ethane-based ethylene are currently substantially in excess of $0.10 per pound, and averaged approximately $0.48 per pound in 2013.

Business Strategies

Our primary business objective is to operate efficiently and safely and to grow our business responsibly, enabling us to increase the amount of cash distributions we make to our unitholders over time while maintaining our financial stability. We intend to accomplish these objectives by executing the following strategies:

•

Generate Stable, Fee-Based Cash Flows. We are focused on generating stable cash flows by selling 95% of our ethylene production to Westlake under a long-term, fee-based contract. Our contract with Westlake includes minimum volume commitments and a pricing provision designed to permit OpCo to generally recover its costs (including selling, general and administrative expenses), plus a fixed $0.10 margin per pound of ethylene sold. In addition, we plan to supplement these relatively stable cash flows with additional cash flows by maximizing the price of the 5% of our ethylene production and associated co-products sold to third parties. We intend to maintain our focus on fee-based cash flows as we grow.

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Focus on Operational Excellence. We intend to maximize the throughput of our production facilities while providing safe, reliable and efficient operations. We believe that a key component in generating stable cash flows is to continuously maintain, monitor and improve the safety and reliability of our operations.

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Pursue Organic Growth Opportunities. We intend to enhance the profitability of OpCo’s existing assets by pursuing opportunities such as capacity expansion projects. OpCo plans to expand Petro 1 to increase capacity by approximately 250 million pounds in late 2015 or early 2016 and expects to finance this expansion through borrowings from Westlake. We may also pursue additional organic development projects complementary to our existing businesses, either through OpCo or independently.

•

Increase our Ownership of OpCo. We intend to increase our ownership interest in OpCo over time either by purchasing newly issued interests from OpCo or by purchasing outstanding interests in OpCo from Westlake.

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Pursue Growth Opportunities Through Acquisitions. We intend to pursue acquisitions of complementary assets from third parties. Such acquisitions could be pursued independently by OpCo, independently by us or jointly with Westlake.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

•

Stable and Predictable Cash Flows from OpCo. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and promoting more stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

Each of OpCo’s ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $28.9 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $         million from the proceeds of this offering to fund OpCo’s initial balance for this turnaround reserve. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

•

Strategic Relationship with Westlake. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own         % of our limited partner units (consisting of              common units and all of the subordinated units) and our general partner (which will own our incentive distribution rights). OpCo’s ethylene production facilities are a critical supply source for Westlake’s production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

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Attractive Downstream Polyethylene Product Mix. Westlake focuses on a low-density PE (“LDPE”) and linear low-density PE (“LLDPE”) product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE (“HDPE”), the more commoditized PE grades. A majority of Westlake’s production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

•

Highly Integrated Polymers and Vinyls Chain. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements, but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Importantly, PVC producers that are integrated in ethylene have a cost advantage that supports higher operating rates, allowing such producers to be opportunistic in targeting both the domestic and export markets. Westlake’s vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

•

Acquisition and Growth Opportunities. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

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Access to Operational and Industry Expertise. We expect to benefit from Westlake’s extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo’s existing asset base.

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Well Maintained Assets with Long History of Reliable Operations. OpCo continually invests in the maintenance and integrity of its assets. OpCo’s ethylene production facilities have operated above the industry average operating rate of 86.2% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

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Strategically Located Assets. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake’s Calvert City complex is the only integrated U.S. vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canada. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

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Conservative Financial Profile. OpCo has an intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $         million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized, credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $700.7 million as of December 31, 2013. Westlake may also provide direct and indirect financing to us from time to time.

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Experienced Management Team. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically-integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly-integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of December 31, 2013, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the year ended December 31, 2013, Westlake had consolidated revenues of approximately $3.8 billion and net income of $610.4 million. Westlake’s common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “WLK.”

Westlake will retain a significant interest in us through its ownership of     % of our limited partner units (consisting of             common units and all of the subordinated units) and our general partner (which will own all of our incentive distribution rights). We believe Westlake will promote and support the successful execution of our business strategies because of its significant ownership in us and our general partner and its intention to use us to grow its ethylene business. We believe Westlake will offer us the opportunity to purchase additional assets from it, including additional interests in OpCo, although it is under no obligation to do so. We also may have the opportunity to pursue acquisitions which could be effected jointly with Westlake.

We will enter into an omnibus agreement with Westlake in connection with this offering. Under the omnibus agreement, Westlake will agree to indemnify OpCo for certain environmental and other liabilities relating to OpCo’s ethylene production facilities and related assets and OpCo will indemnify Westlake for certain environmental liabilities for which Westlake is not otherwise obligated to indemnify OpCo and certain other losses and liabilities resulting from Westlake providing services to OpCo. We or OpCo will enter into a number of agreements with Westlake in connection with this offering, including the Ethylene Sales Agreement described under “—Our Ethylene Sales Agreement with Westlake” and the Feedstock Supply Agreement. Please read “Certain Relationships and Related Transactions.”

While our relationship with Westlake and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Duties.”

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake. As a result of owning our general partner, Westlake will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE, and the board of directors of our general partner will appoint its executive officers. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interests. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Westlake, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and Westlake and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of duties by our general partner or its directors or officers. Our partnership agreement permits the board of directors of our general partner to form a conflicts committee of independent directors and to submit to that committee matters that the board believes may involve conflicts of interest. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, and our telephone number is (713) 960-9111. Our website address will be http://www.             .com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2014 by Westlake to own and operate certain of the businesses that have historically been conducted by Westlake.

At or prior to the closing of this offering:

•	Westlake will cause to be transferred to OpCo Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•	OpCo will enter into the Ethylene Sales Agreement with Westlake pursuant to which Westlake will commit to purchase ethylene from OpCo; and

•

OpCo will enter into other agreements with Westlake relating to the purchase and supply of ethane and other feedstocks, the operation of OpCo’s ethylene production facilities, the sharing of various site services and other matters.

For further details on our agreements with Westlake and its affiliates, please read “Business—Agreements with Affiliates” and “Certain Relationships and Related Transactions.”

In connection with the closing of this offering, the following will occur:

•	Westlake will contribute a % limited partner interest in OpCo to us;

•	Westlake will contribute OpCo’s general partner to us;

•	in exchange for Westlake’s contribution, we will issue to Westlake common units and all subordinated units;

•	we will issue to our general partner all of our incentive distribution rights;

•	we will issue common units to the public;

•	we will receive gross proceeds of $ million from the issuance and sale of common units at an assumed initial offering price of $ per unit;

•	we will use $ million of the proceeds from this offering to pay underwriting discounts, a structuring fee totaling $ million and estimated offering expenses of $ million;

•

we will use $         million of the proceeds from this offering to purchase an additional     % limited partner interest in OpCo (resulting in us owning a 10% limited partner interest), which OpCo will use to repay intercompany debt to Westlake and will use $         million to establish an initial cash reserve for turnaround expenditures;

•	we and OpCo will enter into an omnibus agreement with Westlake, our general partner and other affiliates governing, among other things, indemnification obligations; and

•	OpCo will enter into a credit facility with Westlake.

We have granted the underwriters a 30-day option to purchase up to an aggregate of              additional common units. Any net proceeds received from the exercise of this option will be used to purchase an additional limited partner interest in OpCo. The amount of the additional interest purchased will depend on the amount of the option exercised, and will be calculated at approximately     % purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional     % limited partner interest in OpCo.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units		%(1)
Interests of Westlake:
Common Units		%(1)
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	—	(3)

	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Westlake Chemical Partners GP LLC, our general partner, which is wholly owned by Westlake.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units (or common units if the underwriters’ option to purchase additional common units is exercised in full) and subordinated units for a total of limited partner units (or limited partner units if the underwriters’ option to purchase additional common units is exercised in full).

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase a % limited partner interest in OpCo, and OpCo will use such net proceeds to repay $ million of intercompany debt to Westlake and establish a cash reserve of $ million for turnaround expenditures. The % interest in OpCo purchased with the proceeds from this offering, when combined with the % interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of this offering.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $ million (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake. Please read “Use of Proceeds.”

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending , 2014 we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through , 2014, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ , plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights (or IDRs), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as holder of IDRs)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

The amount of distributable cash flow we generated during the year ended December 31, 2013 on a pro forma basis would have been approximately $26.3 million. This amount would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all common units for that period. However, this amount would only allow us to pay a cash distribution of $ per quarter ($ on an annualized basis), or approximately % of the minimum quarterly distribution, on all of our subordinated units. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient distributable cash flow to pay the minimum quarterly distribution of $         on all of our common units and subordinated units for the twelve months ending June 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated Units	Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least the minimum quarterly distribution multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2017 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least 150.0% of the minimum quarterly distribution on an annualized basis multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights, for any four-quarter period ending on or after , 2015 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Westlake will own an aggregate of         % of our outstanding units (or         % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Westlake the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Westlake the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Directed Unit Program	At our request, the underwriters have reserved up to % of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. For further information regarding our directed unit program, please read “Underwriting.”

Members of the Chao family or entities affiliated with such members, who in the aggregate beneficially own approximately 69% of Westlake’s common stock, have indicated an interest in purchasing a portion of the common units being offered in this offering through our directed unit program.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange (the “NYSE”) under the symbol “WLKP.”

Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows summary historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the “Predecessor”). The following table also shows our summary unaudited pro forma combined carve-out financial data for the period and as of the date indicated. The summary historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The summary historical combined carve-out balance sheet data presented as of December 31, 2011 is derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus.

The summary historical combined carve-out financial statements of our Predecessor reflect Westlake’s entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo. OpCo’s assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo’s financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited combined carve-out financial statements of the Predecessor and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma combined carve-out financial data presented in the following table as of, and for the year ended, December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of December 31, 2013, and the unaudited pro forma combined carve-out statement of operations for the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

•	Westlake’s contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to subsidiaries of Westlake of         common units,         subordinated units and all of the incentive distribution rights;

•

the consummation of this offering and our issuance of             common units to the public at an assumed initial offering price of $         per unit and the use of proceeds therefrom as described under “Use of Proceeds”; and

•	OpCo’s execution of the Ethylene Sales Agreement, omnibus agreement and services agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Westlake Chemical Partners LP Predecessor Historical			Westlake Chemical Partners LP Pro Forma
	Year Ended December 31,
	2013	2012	2011	2013
	(dollars in thousands, except per unit data)			(unaudited)
Combined Carve-out Statement of Operations Data:
Total net sales	$2,127,747	$2,249,098	$2,251,043		$1,202,791
Gross profit	872,607	635,652	409,098		322,450
Selling, general and administrative expenses	25,451	24,103	24,312		25,451

Income from operations	847,156	611,549	384,786		296,999
Interest expense—Westlake	(8,032)	(8,937)	(8,947)		(3,460)
Other income (expense), net	7,701	4,186	2,804		(168)

Income before income taxes	846,825	606,798	378,643		293,371
Provision for income taxes	300,279	210,878	131,670		1,316

Net income	$546,546	$395,920	$246,973		$292,055

Net income attributable to Westlake Chemical Partners LP					$29,205
Limited partners’ interest in net income attributable to Westlake Chemical Partners LP
Common units				$
Subordinated units				$
Net income per limited partner unit (basic and diluted):
Common units				$
Subordinated units				$
Combined Carve-out Balance Sheet Data (end of period):
Working capital	$43,642	$40,336	$90,420
Total assets	1,041,474	834,843	800,376
Total debt	252,973	253,000	253,000
Net investment	455,432	273,812	216,705

Combined Carve-out Cash Flow Data:
Cash flow from:
Operating activities	$602,509	$496,821	$268,716
Investing activities	(230,050)	(158,008)	(71,637)
Financing activities	(372,459)	(338,813)	(197,079)

Other Data:
Depreciation and amortization	$73,463	$64,257	$57,193
Capital expenditures	223,130	158,440	73,681
EBITDA(1)	928,320	679,992	444,783		$367,086
EBITDA attributable to Westlake Chemical Partners LP					$36,709

(1)	For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and cash flow from operating activities, on a historical basis.

	Westlake Chemical Partners LP Predecessor Historical			Westlake Chemical Partners LP Pro Forma
	Year Ended December 31,
	2013	2012	2011	2013
	(dollars in thousands)			(unaudited)
Reconciliation of EBITDA and Pro Forma EBITDA to net income and cash flow from operating activities
EBITDA attributable to Westlake Chemical Partners LP				$36,709
Add: EBITDA attributable to noncontrolling interest in OpCo				330,377
EBITDA	$928,320	$679,992	$444,783	367,086
Less:
Provision for income taxes	(300,279)	(210,878)	(131,670)	(1,316)
Interest expense	(8,032)	(8,937)	(8,947)	(3,460)
Depreciation and amortization	(73,463)	(64,257)	(57,193)	(70,255)

Net income	$546,546	$395,920	$246,973	$292,055

Changes in operating assets and liabilities, and other	16,562	105,804	22,907
Equity in loss (income) of joint venture, net of dividends	402	277	(364)
Deferred income taxes	37,054	(8,096)	(1,859)
Loss from disposition of fixed assets	1,905	2,834	30
Provision for doubtful accounts	40	82	1,029

Cash flow from operating activities	$602,509	$496,821	$268,716

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and distributable cash flow could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the Ethylene Sales Agreement or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have distributable cash flow of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering.

Initially, all of our cash flow will be generated from cash distributions from OpCo, a partnership between us and Westlake, and a substantial majority of OpCo’s cash flow will be generated from payments by Westlake under the Ethylene Sales Agreement. Westlake’s obligations to purchase ethylene under the Ethylene Sales Agreement may be temporarily suspended to the extent OpCo is unable to perform its obligations caused by any of certain events outside the reasonable control of OpCo. Such events include, for example, acts of God or calamities which affect the operation of OpCo’s facilities; certain labor difficulties (whether or not the demands of the employees are within the power of OpCo to concede); and governmental orders or laws. In addition, Westlake is not obligated to purchase ethylene with respect to any period during which OpCo’s facilities are not operating due to scheduled or unscheduled maintenance or turnarounds other than under certain circumstances relating to the occurrence of force majeure. A suspension of Westlake’s obligations under the Ethylene Sales Agreement would reduce OpCo’s revenues and cash flows, and could materially adversely affect our ability to make distributions to our unitholders.

Westlake may be unable to generate enough cash flow from operations to meet its minimum obligations under the Ethylene Sales Agreement if its business is adversely impacted by competition, operational problems, general adverse economic conditions or inability to obtain feedstock. If Westlake were unable to meet its minimum payment obligations to OpCo as a result of any one or more of these factors, our ability to make distributions to our unitholders would be reduced or eliminated. The level of payments made by Westlake will depend upon its ability to pay its minimum obligations under the Ethylene Sales Agreement and its ability and election to increase volumes above the minimums specified in the Ethylene Sales Agreement, which in turn are dependent upon, among other things, the level of production at Westlake’s other facilities. If Westlake is unable to generate sufficient cash flow from its operations to meet its obligations under the Ethylene Sales Agreement, OpCo will not have sufficient available cash to distribute to us to enable us to pay the minimum quarterly distribution, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•

severe financial hardship or bankruptcy of Westlake or one of our other customers, or the occurrence of other events affecting our ability to collect payments from Westlake or our other customers, including any of our customers’ default;

•	volatility and cyclical downturns in the chemicals industry and other industries which materially and adversely impact Westlake and our other customers;

•	Westlake’s inability to perform under the Ethylene Sales Agreement;

•

the age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in OpCo’s operations, and in the operations of Westlake and our other customers, business partners and/or suppliers;

•	the cost of environmental remediation at OpCo’s facilities not covered by Westlake or third parties;

•	changes in the expected operating levels of OpCo’s assets;

•	OpCo’s ability to meet minimum volume requirements, yield standards and ethylene quality requirements in the Ethylene Sales Agreement;

•	OpCo’s ability to renew the Ethylene Sales Agreement or to enter into new, long-term agreements for the sale of ethylene under terms similar or more favorable;

•

changes in the marketplace that may affect supply and demand for ethane or ethylene, including decreased availability of ethane (which may result from greater restrictions on hydraulic fracturing or exports of NGLs from the United States, for example), increased production of ethylene or export of ethane or ethylene from the United States;

•	changes in overall levels of production, production capacity, pricing and/or margins for ethylene;

•	OpCo’s ability to secure adequate supplies of ethane, other feedstocks and natural gas from Westlake or third parties;

•	the need to use higher priced or less attractive feedstock due to the unavailability of ethane;

•	the effects of pipeline, railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	the availability and cost of labor;

•	risks related to employees and workplace safety;

•

the effects of adverse events relating to the operation of OpCo’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	changes in product specifications for the ethylene that we produce;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for leases;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, Westlake, our other major customers, suppliers, dealers, distributors or other business partners; and

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•

the amount of cash we or OpCo are able to generate from sales of ethylene, and associated co-products, to third parties, which will be impacted by changes in prices for ethane (or other feedstocks), natural gas, ethylene and co-products, and could be less than the margin we earn from ethylene sales to Westlake;

•	the level of capital expenditures we or OpCo makes;

•	the cost of acquisitions;

•	construction costs;

•	fluctuations in our or OpCo’s working capital needs;

•	our or OpCo’s ability to borrow funds and access capital markets;

•	our or OpCo’s debt service requirements and other liabilities;

•	restrictions contained in our or OpCo’s existing or future debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of distributable cash flow included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our distributable cash flow to differ materially from those estimates.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of OpCo’s results of operations and our distributable cash flow for the twelve months ending June 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of distributable cash flow has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of distributable cash flow are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause distributable cash flow to differ materially from that which is forecasted. If OpCo does not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

OpCo is subject to the credit risk of Westlake on a substantial majority of its revenues, and Westlake’s leverage and creditworthiness could adversely affect our ability to make distributions to our unitholders.

Our ability to make distributions to unitholders will be substantially dependent on Westlake’s ability to meet its minimum contractual obligations under the Ethylene Sales Agreement. If Westlake defaults on its obligations, our ability to make distributions to our unitholders would be reduced or eliminated. Westlake has not pledged any assets to us as security for the performance of its obligations.

Westlake has not agreed with us to limit its ability to incur indebtedness, pledge or sell assets or make investments, and we have no control over the amount of indebtedness Westlake incurs, the assets it pledges or sells or the investments it makes.

OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo’s ability to make distributions to us.

All of our cash will be generated from cash distributions from OpCo. Westlake’s credit facility and the indentures governing its senior notes impose significant operating and financial restrictions on OpCo. These restrictions limit OpCo’s ability to:

•	pay distributions to us;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	sell all or substantially all of its assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. However, the effectiveness of many of these restrictions in the indentures governing Westlake’s senior notes is currently suspended under the indentures because the senior notes are currently rated investment grade by at least two nationally recognized credit rating agencies.

The indentures governing Westlake’s senior notes will prevent OpCo from making distributions to us if any default or event of default (as defined in the indentures) exists. Westlake’s credit facility will not prevent OpCo from making distributions to us so long as Westlake maintains a minimum availability under the credit facility. In order for OpCo to make distributions, Westlake’s revolving credit facility provides that (i) Westlake must maintain a minimum borrowing availability of at least the greater of $100.0 million or 25% of the total bank commitments under the revolving credit facility or (ii) Westlake must maintain a minimum borrowing availability of at least the greater of $70.0 million or 17.5% of the total bank commitments under the revolving credit facility and meet a minimum fixed charge coverage ratio of 1.0:1 under the revolving credit facility. At December 31, 2013, Westlake had no borrowings outstanding under the revolving credit facility, outstanding letters of credit totaling $16.9 million and borrowing availability of $383.1 million. If Westlake’s borrowing availability were to decrease below the applicable minimums, due to substantial additional borrowings or letters of credit or a reduction in the bank commitments, OpCo would be prevented from making distributions to us.

These covenants may adversely affect OpCo’s ability to finance future business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that debt, including OpCo and its assets. In addition, any acceleration of debt under Westlake’s credit facility will constitute a default under some of Westlake’s other debt, including the indentures governing its senior notes, each of which OpCo has guaranteed.

Substantially all of OpCo’s sales are generated at three facilities located at two sites. Any adverse developments at any of these facilities or sites could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

OpCo’s operations are subject to significant hazards and risks inherent in ethylene production operations. These hazards and risks include, but are not limited to, equipment malfunction, explosions, fires and the effects of severe weather conditions, any of which could result in production and transportation difficulties and disruptions, pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure of OpCo’s facilities both in the normal course of operations and following unforeseen events. Any adverse developments at any of OpCo’s facility could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

Because substantially all of OpCo’s sales are generated at three facilities located at two sites, any such events at any facility or site could significantly disrupt OpCo’s ethylene production and its ability to supply ethylene to its customers. Any sustained disruption in its ability to meet its supply obligations under the Ethylene Sales Agreement could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

The ethylene sales price charged under the Ethylene Sales Agreement is designed to permit OpCo to cover the substantial majority of its operating costs, but not our public partnership costs, which will reduce our net operating profit.

The purchase price under the Ethylene Sales Agreement will be based on OpCo’s actual ethane, other feedstock and natural gas costs and an annual estimate of other operating costs and maintenance capital expenditures and other turnaround expenditures. The price is designed to permit OpCo to recover the portion of its costs of feedstocks and other costs to operate the ethylene production facilities associated with the percentage of its production capacity purchased by Westlake and generate a fixed margin per pound of ethylene purchased. The ethylene sales price will not increase to cover our public partnership costs, which will reduce our net operating profit.

The fee structure of the Ethylene Sales Agreement will limit OpCo’s ability to take advantage of favorable market developments.

The Ethylene Sales Agreement sets a $0.10 per pound margin for a substantial majority of OpCo’s ethylene production, limiting OpCo’s ability to take advantage of decreased ethane and other feedstock prices, increased ethylene prices or other favorable market developments. Under these circumstances, OpCo may not be in a position to enable its partners, including us, to benefit from favorable market developments through increased distributions. In addition, under these circumstances, OpCo may be disadvantaged relative to those of its competitors that are in a better position to take advantage of favorable market developments.

If OpCo is unable to renew or extend the Ethylene Sales Agreement or the other agreements with Westlake upon expiration of these agreements, our ability to make distributions in the future could be materially adversely affected and the value of our units could decline.

Westlake’s obligations under the Ethylene Sales Agreement, the Feedstock Supply Agreement and the related services agreement will become terminable by either party commencing December 31, 2026. If OpCo were unable to reach agreement with Westlake on an extension or replacement of these agreements then our ability to make distributions on our common units could be materially adversely affected and the value of our common units could decline.

OpCo depends upon Westlake for numerous services and for its labor force.

In connection with this offering, OpCo will enter into a services agreement with Westlake pursuant to which Westlake will be obligated to provide OpCo operating services, utility access services and other key site services. Westlake will provide the services of certain of its employees, who will act as OpCo’s agents in operating and maintaining OpCo’s ethylene production facilities. If this agreement is terminated or if Westlake or its affiliates fail to satisfactorily provide these services or employees, OpCo would be required to hire labor, provide these services internally or find a third-party provider of these services. Any services or labor OpCo chooses to provide internally may not be as cost effective as those that Westlake or its affiliates provide, particularly in light of OpCo’s lack of experience as an independent organization. If OpCo is required to obtain these services or labor from a third party, it may be unable to do so in a timely, efficient and cost-effective manner, the services or labor it receives may be inferior to or more costly than those that Westlake is currently providing, or such services and labor may be unavailable. Moreover, given the integration of OpCo’s ethylene production facilities and Westlake’s Lake Charles and Calvert City complexes, it may not be practical for us or for a third party to provide site services or labor for OpCo’s ethylene production facilities separately.

OpCo’s ability to receive greater cash flows from increased production is limited by the Ethylene Sales Agreement.

OpCo’s ability to increase throughput volumes through its assets is constrained by the capacity limitations of those assets, which are currently operating at close to full capacity. OpCo’s ability to increase its cash flow by selling ethylene to third parties is limited by the Ethylene Sales Agreement. OpCo’s ability to sell ethylene to third parties is limited to available excess capacity, since Westlake has the right to purchase the substantial majority of production from OpCo’s facilities through its minimum purchase commitment and option to purchase additional ethylene under the Ethylene Sales Agreement. The Ethylene Sales Agreement provisions may prohibit OpCo from competing effectively for third party business for this excess production given the limited volumes available for sale. For example, so long as Westlake is not in default under the Ethylene Sales Agreement, Westlake has the right to purchase 95% of OpCo’s production in excess of planned capacity.

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may be unable to pay cash distributions during periods when we record net income.

If we are unable to make acquisitions from Westlake or third parties on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

Our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our distributable cash flow per unit. If we are unable to make acquisitions of additional interests in OpCo from Westlake on acceptable terms or we are unable to obtain financing for these acquisitions, our future growth and ability to increase distributions will be limited. In addition, we may be unable to make acquisitions from third parties as an alternative avenue to growth. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our distributable cash flow per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the inability to successfully integrate the businesses we acquire;

•	the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties in connection with operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

Many of our assets have been in service for many years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future. In addition, while we intend to establish cash reserves in order to cover turnaround expenditures, the amounts we reserve may not be sufficient to fully cover such expenditures.

Many of the assets we use to produce ethylene are generally long-lived assets. As a result, some of those assets have been in service for many decades. The age and condition of these assets could result in increased maintenance or repair expenditures. In addition, while we intend to establish cash reserves in order to cover our turnaround expenditures, the amounts we reserve may be insufficient to fully cover such expenditures. Any significant and unexpected increase in these expenditures could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions.

Regulations concerning the transportation of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Targets such as chemical manufacturing facilities may be at greater risk of terrorist attacks than other targets in the U.S. As a result, the chemical industry responded to the issues surrounding the terrorist attacks of September 11, 2001 by starting initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the U.S. Simultaneously, local, state and federal governments began a regulatory process that led to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers’ businesses could be adversely affected because of the cost of complying with these regulations.

Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

Our operations are subject to the usual hazards associated with commodity chemical and plastics manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	terrorist attacks.

According to some experts, global climate change could result in heightened hurricane activity in the Gulf of Mexico. If this materializes, severe weather and natural disaster hazards could pose an even greater risk for our facilities, particularly those in Louisiana.

All these hazards can cause personal injury and loss of life, catastrophic damage to or destruction of property and equipment and environmental damage, and may result in a suspension of operations and the imposition of civil or criminal penalties. We could become subject to environmental claims brought by governmental entities or third parties. A loss or shutdown of operations over an extended period at any one of our three major operating facilities would have a material adverse effect on us. We maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We will use hazardous substances and generate hazardous wastes and emissions in our manufacturing operations. Our industry is highly regulated and monitored by various environmental regulatory authorities. As such, we are subject to extensive federal, state and local laws and regulations pertaining to pollution and protection of the environment, health and safety, which govern, among other things, emissions to the air, discharges onto land or waters, the maintenance of safe conditions in the workplace, the remediation of contaminated sites, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or reduce the likelihood or impact of hazardous substance releases, whether permitted or not. For example, our petrochemical facilities may require improvements to comply with certain changes in process safety management requirements.

Our operations produce greenhouse gas (“GHG”) emissions, which have been the subject of increased scrutiny both among members of the international community and in the U.S. Some scientific studies have suggested that GHG emissions may be contributing to warming of the earth’s atmosphere and other climatic changes. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for GHG emissions, became binding on the countries that had ratified it. International discussions are underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2020. Legislation to regulate GHG emissions has also been introduced in the U.S. Congress, and there has been a wide-ranging policy debate regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. The United States Environmental Protection Agency (the “EPA”) has adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as from certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011. Further, following a finding by the EPA that certain GHGs represent an endangerment to human health, the EPA finalized a rule to address permitting of GHG emissions from stationary sources under the Clean Air Act’s New Source Review Prevention of Significant Deterioration (“PSD”) and Title V programs. This final rule “tailors” the PSD and Title V programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. Facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHGs that will be established by the states or, in some instances, by the EPA on a case-by-case basis.

Several states or geographic regions in the U.S. have also adopted legislation and regulations to reduce emissions of GHGs. Additional legislation or regulation by these states and regions, the EPA, and/or any international agreements to which the U.S. may become a party, that control or limit GHG emissions or otherwise seek to address climate change could adversely affect our energy supply and costs, the costs of raw materials derived from fossil fuels, our general costs of production and the demand for our products. The cost of complying with any new law, regulation or treaty will depend on the details of the particular program.

We also may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or to chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could have a material adverse effect on our business, financial condition, operating results or cash flow.

Environmental laws may have a significant effect on the nature and scope of, and responsibility for, cleanup of contamination at our current and former operating facilities, the costs of transportation and storage of raw materials and finished products, the costs of reducing emissions and the costs of the storage and disposal of wastewater. The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and similar state laws impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such potentially responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In addition, CERCLA and similar state laws could impose liability for damages to natural resources caused by contamination.

Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the U.S. could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets if domestic and global utilities are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Inherent in an Investment in Us

Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

Following the offering, Westlake will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Westlake. Therefore, conflicts of interest may arise between Westlake or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as Westlake, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires Westlake to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period;”

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with Westlake and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Westlake and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $         per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amount we distribute to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of Westlake to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability.

We expect to distribute a significant portion of our distributable cash flow to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our distributable cash flow, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its officers or directors engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement provides that the conflicts committee of the board of directors of our general partner may be comprised of one or more independent directors. If the board of directors of our general partner establishes a conflicts committee with only one independent director, your interests may not be as well served as if we the conflicts committee was comprised of at least two independent directors. A single-member conflicts committee would not have the benefit of discussion with, and input from, other independent directors.

Westlake and other affiliates of our general partner may compete with us.

Affiliates of our general partner, including Westlake, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Westlake may compete with us for investment opportunities and may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Westlake. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. If our general partner elects to reset the target distribution levels, it will be entitled to receive common units as consideration for such election. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election.

Our general partner could exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—IDR Holders’ Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Westlake, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Westlake Chemical Partners LP” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote, including Westlake, of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Westlake will own an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Both of these conditions will provide Westlake the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement permits Westlake to transfer ownership of our general partner to a third party, also without the consent of our unitholders. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Westlake accepting offers made by us relating to assets owned by Westlake, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Westlake will own an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Westlake will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of distributable cash flow on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Westlake or other large holders.

After this offering, we will have             common units and             subordinated units outstanding, which includes the             common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of             common units that are issued to Westlake will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters, which may be waived in the discretion of certain of the underwriters. Sales by Westlake or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Westlake. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and Westlake for services provided to us or on our behalf will reduce distributable cash flow to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf, including expenses we and OpCo will incur under the services agreement and the omnibus agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include all expenses incurred under the services agreement and the omnibus agreement, including include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of distributable cash flow to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only             publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

If we fail to establish and maintain effective internal controls over financial reporting, our ability to accurately report our financial results could be materially adversely affected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of Sarbanes-Oxley. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Westlake Chemical Partners LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, Sarbanes-Oxley and rules implemented by the SEC and the NYSE require publicly traded entities to adopt various corporate governance practices that will further increase our costs. The amount of our expenses or reserves for expenses, including the costs of being a publicly traded partnership will reduce the amount of cash we have for distribution to our unitholders. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on the board of directors of our general partner or as executive officers.

We estimate that we will incur approximately $3.0 million of incremental annual general and administrative expenses as a result of being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our distributable cash flow to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. We have requested and obtained a favorable private letter ruling from the IRS to the effect that the production, transportation, storage and marketing of ethylene and its co-products will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we will initially own assets and conduct business in Louisiana, Kentucky and Texas and such states impose a margin or franchise tax. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our distributable cash flow to you.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes. For a discussion of the importance of our treatment as a partnership for federal income purposes, please read “Material U.S. Federal Income Tax Consequences—Partnership Status” for a further discussion.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce distributable cash flow to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in distributable cash flow to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’

sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Immediately following this offering, Westlake will own     % of the total interests in our capital and profits. Therefore, a transfer by Westlake of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements.

We will initially own assets and conduct business in Kentucky, Louisiana and Texas; Kentucky and Louisiana currently impose a personal income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $        million from this offering (based on an assumed initial offering price of $        per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase a      % limited partner interest in OpCo, and OpCo will use such net proceeds to repay $        million of intercompany debt to Westlake and establish a cash reserve of $         million for turnaround expenditures. The     % interest in OpCo purchased with the proceeds from this offering, when combined with the     % interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of the offering.

If the underwriters exercise their option to purchase            additional common units in full, the additional net proceeds would be approximately $        million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay additional intercompany debt to Westlake. The amount of the additional interest in OpCo purchased will depend on the amount of the option exercised, and will be calculated at approximately    % additional limited partner interest in OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional    % limited partner interest in OpCo and our total ownership interest in OpCo would be    %.

As of December 31, 2013, OpCo had $238.6 million in outstanding indebtedness payable to Westlake under the intercompany notes that OpCo will repay, in part, with a portion of the net proceeds from this offering. OpCo used the amounts loaned under these notes to fund capital expenditures. Each of the intercompany notes has a maturity date of August 1, 2023 and bears interest at the prime rate plus 1.5%.

A $1.00 increase or decrease in the assumed initial public offering price of $        per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $        million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of one million common units offered by us, together with a concomitant $1.00 per unit increase in the assumed public offering price to $        per common unit, would increase net proceeds to us from this offering by approximately $        million. Similarly, each decrease of one million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $        per common unit, would decrease the net proceeds to us from this offering by approximately $        million. If we increase or decrease the number of common units offered, we will proportionately increase or decrease, respectively, the percentage interest in OpCo which we will purchase with the net proceeds of this offering and OpCo would concomitantly increase or reduce, as applicable, the amount of intercompany debt repayment, with the result being the same expected distributable cash flow per unit if the number of common units had not been changed.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of December 31, 2013; and

•

our pro forma cash and cash equivalents and capitalization as of December 31, 2013 giving effect to the pro forma adjustments in our unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds.”

This table is derived from, and should be read in conjunction with, the unaudited pro forma combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Historical (Predecessor)	Pro Forma (Partnership)
	(dollars in thousands)
Cash and cash equivalents	$—	$

Long-term debt payable to Westlake(1)	$252,973	$

Net equity/Partners’ capital
Total sponsor’s net equity	$455,432		$—
Common units—public	—
Common units—Westlake	—
Subordinated units—Westlake	—
Noncontrolling interest	—

Total capitalization	$708,405	$

(1)	Historical amount includes $14.4 million of indebtedness related to assets that will be retained by our Predecessor. As of , 2014, OpCo had long-term indebtedness of $ million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $        per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of December 31, 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $        million, or $        per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to Westlake and its affiliates for their contribution of assets and liabilities to us. See also “Unaudited Pro Forma Combined Carve-out Financial Statements of Westlake Chemical Partners LP.”
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, goodwill and intangible assets and deferred charges amounts of approximately $5.9 million and $69.3 million respectively, are excluded from the calculation of pro forma net tangible book value.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of one million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of one million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(4)	Assumes no exercise of the underwriters’ option to purchase additional common units from us. After giving effect to the full exercise of the underwriters’ option to purchase additional common units from us, the pro forma net tangible book value per common unit after the offering would be $ million, resulting in an immediate dilution in net tangible book value to purchasers in the offering of $ per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Westlake and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent
Westlake(1)(2)			%			%
Purchasers in the offering(3)			%			%
Total		100%			100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Westlake will own common units and all of the subordinated units.
(2)	The assets contributed by Westlake will be recorded at historical cost. The pro forma book value of the consideration provided by Westlake as of December 31, 2013 would have been approximately $559.9 million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to Westlake Chemical Partners LP Predecessor’s audited historical combined carve-out financial statements as of and for the years ended December 31, 2011, 2012 and 2013, as well as our unaudited pro forma combined carve-out financial statements as of and for the year ended December 31, 2013, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $        per unit ($        per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our distributable cash flow resulting from such growth. We intend to cause OpCo to establish a cash reserve of approximately $         million, funded from proceeds of the offering as well as additional cash reserved annually, for future turnaround expenses. Additionally, we expect our general partner may choose to reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our distributable cash flow.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash flow will initially depend completely on OpCo’s distributions to us as one of its partners. The amount of cash OpCo can distribute to its partners will principally depend upon the amount of cash it generates from operations less any reserves that may be appropriate for operating its business. OpCo’s ability to make distributions to us will be subject to restrictions on distributions under Westlake’s indentures governing its senior notes and Westlake’s credit facility, each of which OpCo has guaranteed and is a “restricted subsidiary” under. If Westlake is in default under Westlake’s senior notes or credit facility, OpCo will be unable to make distributions to us. These senior notes and credit facility are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.” Please read “Risk Factors—Risks Inherent in Our Business—OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo’s ability to make distributions to us.”

•

We expect to establish reserves for the prudent conduct of OpCo’s business (including reserves for working capital, maintenance capital expenditures, turnarounds, environmental matters, legal proceedings and other operating purposes). Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined solely by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including borrowings from Westlake, bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $        per unit for each whole quarter, or $        per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have distributable cash flow of approximately $        million per quarter, or

$        million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the distributable cash flow needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units):

	No exercise of option to purchase additional common units					Full exercise of option to purchase additional common units
	Aggregate minimum quarterly distributions					Aggregate minimum quarterly distributions
	Number of Units	One Quarter		Four Quarters		Number of Units	One Quarter		Four Quarters
Publicly held common units			$		$			$		$
Common units held by Westlake
Subordinated units held by Westlake

Total		$		$			$		$

Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $        per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through                    , 2014, based on the actual length of the period.

Subordinated Units

Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have distributable cash flow from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2013, our pro forma distributable cash flow for the year ended December 31, 2013 would have been approximately $26.3 million. This amount would have been sufficient to pay the minimum quarterly distribution of $        per unit per quarter ($        per unit on an annualized basis) on all of our common units. However, this amount would only allow us to pay a cash distribution of $         per quarter ($         on an annualized basis), or approximately     % of the minimum quarterly distribution, on all of our subordinated units.

The unaudited pro forma combined carve-out financial statements, upon which pro forma distributable cash flow is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, distributable cash flow is a cash accounting concept, while our unaudited pro forma combined carve-out financial statements have been prepared on an accrual basis. We derived the amounts of pro forma distributable cash flow in the manner described in the table below. As a result, the amount of pro forma distributable cash flow should only be viewed as a general indication of the amount of distributable cash flow that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $3.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership. These incremental general and administrative expenses are not reflected in our unaudited pro forma combined carve-out financial statements and consist of expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses.

Our unaudited pro forma combined carve-out financial statements are derived from the audited historical combined carve-out financial statements of Westlake Chemical Partners LP Predecessor, included elsewhere in this prospectus. Our unaudited pro forma combined carve-out financial statements should be read together with “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical combined carve-out financial statements of Westlake Chemical Partners LP Predecessor and the notes to those statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis for the year ended December 31, 2013, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2013. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Westlake Chemical Partners LP

Unaudited Pro Forma Distributable Cash Flow

Pro Forma for the Year Ended December 31, 2013
(in millions)
Net ethylene sales to Westlake(1)	$839.1
Net co-product and ethylene sales to third parties	363.7

Revenue	$1,202.8
Operating costs and expenses
Cost of sales, excluding depreciation and amortization	810.0
Depreciation and amortization	70.3
Selling, general and administrative expenses	25.5

Total operating costs and expenses	$905.8

Income from operations	297.0
Net interest and other financial costs(2)	(3.4)
Other expense, net	(0.2)
Provision for income taxes(3)	(1.3)

Net income	$292.1

Add:
Depreciation and amortization	70.3
Net interest and other financial costs(2)	3.4
Provision for income taxes(3)	1.3

EBITDA(4)	$367.1
Less:
EBITDA attributable to non-controlling interest in OpCo(5)	(330.4)

EBITDA attributable to Westlake Chemical Partners LP	$36.7
Add:
Borrowings by OpCo from Westlake to fund expansion capital expenditures(6)	18.3
Less:
Incremental general and administrative expenses(5)	(3.0)
Cash interest paid, net(6)	(0.3)
Cash paid for income taxes(6)	(0.1)
Maintenance capital expenditures(6)	(4.1)
Contribution to turnaround reserves(6)	(2.9)
Expansion capital expenditures(6)	(18.3)

Estimated distributable cash flow for Westlake Chemical Partners LP	$26.3
Distributions to public common unitholders
Distributions to Westlake (common and subordinated units)
Aggregate Minimum Quarterly Distribution
Shortfall of distributable cash flow needed to pay aggregate Minimum Quarterly Distribution

(1)	Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.
(2)	Includes, on a 100% basis, the interest expense attributable to OpCo’s intercompany borrowings with Westlake.

(3)	Includes the estimated pro forma provision for state margin tax.
(4)	EBITDA is defined in “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.”
(5)	EBITDA attributable to the non-controlling interest reflects Westlake’s 90% limited partner interest in OpCo. All incremental costs of being a publicly traded entity are 100% attributable to us and not shared by the non-controlling interest.
(6)	Represents our 10% limited partner interest in OpCo. Indicates our pro rata percentage of the interest paid, income taxes paid, maintenance capital expenditures, expansion capital expenditures and turnaround reserves.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015

Set forth below is a statement of Estimated Distributable cash flow that reflects a forecast of our ability to generate sufficient cash flows to make the minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2015, based on assumptions we believe to be reasonable. These assumptions include adjustments giving effect to this offering.

Our estimated distributable cash flow reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. The assumptions disclosed under “—Assumptions and Considerations” below are those that we believe are significant to our ability to generate such estimated distributable cash flow. We believe our actual results of operations and cash flows for the twelve months ending June 30, 2015 will be sufficient to generate our estimated distributable cash flow for such period; however, we can give you no assurance that such estimated distributable cash flow will be actually achieved. There will likely be differences between our estimated distributable cash flow for the twelve months ending June 30, 2015 and our actual results for such period and those differences could be material. If we fail to generate the estimated distributable cash flow for the twelve months ending June 30, 2015, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at any rate.

We do not as a matter of course make public projections as to future operations, earnings or other results. However, management has prepared the estimated distributable cash flow and assumptions set forth below to substantiate our belief that we will have sufficient cash available to make the minimum quarterly distribution to our unitholders for the twelve months ending June 30, 2015. This prospective financial information was not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the estimated distributable cash flow necessary for us to have sufficient distributable cash flow to pay the full minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2015. However, this information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this offering document has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the estimated distributable cash flow set forth below you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from those supporting such estimated available cash.

Accordingly, there can be no assurance that the forecast is indicative of our future performance. Inclusion of the forecast in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

We are providing the estimated distributable cash flow and related assumptions for the twelve months ending June 30, 2015 to supplement our unaudited pro forma and historical combined carve-out financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the 12-month period ending June 30, 2015 at our stated minimum quarterly distribution rate. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the preparation of the estimated distributable cash flow set forth below. The narrative descriptions of our assumptions in “—Assumptions and Considerations” generally compare our estimated distributable cash flow for the twelve months ending June 30, 2015 with the unaudited pro forma distributable cash flow for the year ended December 31, 2013 presented under “—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013.”

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our estimated distributable cash flow for the twelve months ending June 30, 2015 or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Westlake Chemical Partners LP

Estimated Distributable Cash Flow

Twelve Months Ending June 30, 2015
(in millions)
Net ethylene sales to Westlake(1)	$846.3
Net co-product and ethylene sales to third parties	297.8

Revenue	$1,144.1
Operating costs and expenses
Cost of sales, excluding depreciation and amortization	685.0
Depreciation and amortization	81.4
Selling, general and administrative expenses(2)	21.7

Total operating costs and expenses	$788.1

Income from operations	356.0
Net interest and other financial costs(3)	(9.7)
Provision for income taxes(4)	(1.6)

Net income	$344.7

Add:
Depreciation and amortization	81.4
Net interest and other financial costs(3)	9.7
Provision for income taxes(4)	1.6

EBITDA(5)	$437.4
Less:
EBITDA attributable to non-controlling interest in OpCo(6)	(396.4)

EBITDA attributable to Westlake Chemical Partners LP	$41.0
Add:
Borrowings by OpCo from Westlake to fund expansion capital expenditures(7)	15.3
Less:
Cash interest paid, net(7)	(0.9)
Cash paid for income taxes(7)	(0.2)
Maintenance capital expenditures(7)	(4.8)
Contribution to turnaround reserves(7)	(2.9)
Expansion capital expenditures(7)	(15.3)

Estimated distributable cash flow for Westlake Chemical Partners LP	$32.2
Distributions to public common unitholders
Distributions to Westlake (common and subordinated units)
Aggregate Minimum Quarterly Distribution
Excess of distributable cash flow over aggregate Minimum Quarterly Distribution

(1)	Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.
(2)	Includes $3.0 million of estimated incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership. The incremental general and administrative expenses will be paid by us and not by OpCo.
(3)	Includes, on a 100% basis: interest expense attributable to OpCo’s intercompany borrowings with Westlake; interest income on approximately $ million of the net proceeds from this offering that OpCo will retain to fund future turnaround expenses.
(4)	Includes the estimated provision for state margin tax.

(5)	EBITDA is defined in “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.”
(6)	EBITDA attributable to the non-controlling interest is determined by Westlake’s 90% limited partner interest in OpCo. All incremental costs of being a publicly traded entity are 100% attributable to us and not shared by the non-controlling interest.
(7)	Represents our 10% limited partner interest in OpCo. Indicates our pro rata percentage of the interest paid, income taxes paid, maintenance capital expenditures, expansion capital expenditures and turnaround reserves.

Assumptions and Considerations

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Assumptions and Considerations

We have assumed that our actual production will equal our planned production, such that Westlake will be committed to purchase 95% of our actual production and Westlake’s option to purchase up to 95% of our actual production in excess of planned production will not be applicable. As discussed in this prospectus, a substantial majority of our revenues and expenses will be determined by the Ethylene Sales Agreement and the Feedstock Supply Agreement that were not in place during the historical periods, and accordingly, our forecasted results are not directly comparable with historical periods. While the price of feedstock and natural gas that OpCo pays will also fluctuate, it is automatically adjusted in the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Total Operating Revenues

Production Capacity

The following table compares the forecasted annual production capacity at our ethylene production facilities at June 30, 2015 with annual production capacity at December 31, 2013:

	Ethylene Facility Production Capacity
Ethylene Facility	December 31, 2013	June 30, 2015
	(in millions of pounds)
Lake Charles Olefins	2,740	2,740
Calvert City Olefins	450	630

The increase in the aggregate production capacity at our ethylene production facilities for the twelve months ending June 30, 2015 compared to the year ended December 31, 2013 reflects a capital expansion project recently completed at Calvert City Olefins that increased the capacity of that facility by 40%.

Under the terms of the Ethylene Sales Agreement, Westlake will be obligated to purchase 95% of our planned ethylene production for the twelve months ending June 30, 2015 and would have been obligated to purchase 95% of our ethylene production in the year ended December 31, 2013. We have assumed that the remaining 5% of planned production will be sold to third parties for the twelve month period ending June 30, 2015.

Revenues

We estimate that OpCo will generate total revenue of $1,144.1 million for the twelve months ending June 30, 2015, compared with pro forma total revenue of $1,202.8 million for the year ended December 31, 2013.

We expect approximately $846.3 million, or 74%, of our total forecasted revenues to be pursuant to the Ethylene Sales Agreement with Westlake and revenues generated by operations on the Longview Pipeline. We expect that approximately $297.8 million, or 26%, of our total forecasted revenues to be generated by sales to third parties. Third party revenues consist of sales of ethylene and co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen.

Third party ethylene sales are forecasted based on a market price that is expected during the forecast period. We estimate that the operating margin generated by such ethylene sales will be $38.1 million. This value is derived from estimated ethylene sales prices and feedstock costs as published by Wood Mackenzie, natural gas prices as derived from the futures price of natural gas delivered to the Gulf Coast and our forecast of other costs of sales.

We expect to generate approximately $219.7 million, or 19%, of our total forecasted revenues from sales of co-products produced in conjunction with our production of ethylene. Of this amount, approximately $208.5 million, or 95%, of the co-product sales will be credited against the purchase price for ethylene purchased by Westlake in accordance with the terms of the Ethylene Sales Agreement.

Our forecasted revenues have been determined by reference to historical production capacity utilization at our ethylene production facilities and historical throughput on the Longview Pipeline. Variances between actual revenues during the forecast period and forecasted revenues will be driven by differences between actual feedstock costs and forecasted feedstock costs, changes in uncommitted volumes from third parties and changes in the market prices of ethylene and co-products sold to third parties.

We estimate that our revenues for the forecast period will decrease by approximately $58.7 million as compared to pro forma revenues for the year ended December 31, 2013. Given the generally fixed nature of our margin under the Ethylene Sales Agreement, our lower revenues are mostly a result of lower feedstock costs offset by increased volume at Calvert City Olefins.

The following table compares forecasted revenues to historical pro forma revenues:

	Year Ended December 31, 2013	Twelve Months Ending June 30, 2015
	(in millions of dollars)	(in millions of dollars)
Sales to Westlake	$839.1	$846.3
Sales to Third Parties	$363.7	$297.8

Cost of Sales

Our costs of sales include feedstock costs, natural gas, variable and fixed conversion costs, repairs and maintenance expenses, transportation and distribution expenses and depreciation expense. We estimate that we will incur costs of sales, including depreciation, of approximately $766.4 million for the twelve months ending

June 30, 2015 compared to $880.3 million for the year ended December 31, 2013 on a pro forma basis. This decrease in forecasted operating expenses is primarily due to lower feedstock cost driven by a change in feedstock from propane to ethane at Calvert City Olefins. Historically, feedstock and natural gas costs have accounted for the majority of our total cost of sales, and as a result we expect approximately 71% of our total cost of sales for the twelve months ending June 30, 2015 to be attributable to feedstock and natural gas costs. For the volumes sold under the Ethylene Sales Agreement to Westlake, all fluctuations in feedstock and natural gas costs are automatically reflected in the purchase price paid to us by Westlake.

Selling, General and Administrative Expenses

We estimate that our selling, general and administrative expenses will be approximately $21.7 million for the twelve months ending June 30, 2015 compared to $25.5 million for the year ended December 31, 2013 on a pro forma basis. This decrease is due to a lower allocation of costs from Westlake to OpCo in accordance with the omnibus agreement.

For the twelve months ending June 30, 2015, our forecasted selling, general and administrative expenses consist of:

•

Approximately $18.7 million of selling, general and administrative expenses that will be charged to us by Westlake. These expenses primarily relate to information technology, human resources and other financial and administrative services that will be provided to us by Westlake, as well as our allocated share of insurance costs associated with covering our operations under Westlake’s corporate property, casualty, pollution and general liability policies. We will pay Westlake for our allocated share of these expenses on the basis of costs actually incurred by Westlake in providing these services to us. We will also reimburse Westlake for any direct charges incurred on our behalf; and

•

Approximately $3.0 million of additional costs of being a separate publicly traded limited partnership, which includes costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

Capital Expenditures

We maintain an ongoing program of continually investing in our business. Our expenditures include ongoing expenditures required to maintain current capacity as well as expansion projects that increase capacity or allow us to operate more efficiently. We estimate that total capital expenditures for OpCo for the twelve months ending June 30, 2015 will be $201.4 million, compared to $223.1 million for the year ended December 31, 2013 on a pro forma basis. Our estimate is based on the following assumptions:

•

Maintenance Capital Expenditures. We estimate total maintenance capital expenditures to be $48.4 million for the twelve months ending June 30, 2015 (excluding any cash reserves for future turnaround expenses as described below). This compares to $40.5 million for maintenance capital expenditures for the year ended December 31, 2013 on a pro forma basis. We estimate this increase will be due to maintenance projects being performed ahead of a turnaround and a major expansion project at Lake Charles Olefins.

•

Expansion Capital Expenditures. We estimate expansion capital expenditures to be $153.0 million for the twelve months ending June 30, 2015, as compared to $182.6 million for the year ended December 31, 2013. The expansion capital expenditures during the 12-months ending June 30, 2015 represent expenditures for the Lake Charles Olefins Petro 1 expansion, which we expect will be completed in late 2015 or early 2016. We intend to finance these expansion capital expenditures with borrowings of $             million by OpCo from Westlake.

Turnaround

As part of our ongoing activities to maintain current capacity, the ethylene production facilities periodically undergo planned major maintenance activities, also known as turnarounds. We intend to reserve a portion of our annual sales to fund these costs as they are incurred. We estimate that turnaround reserves will be $28.9 million for the twelve months ending June 30, 2015. This compares to a turnaround reserve of $29.0 million for the year ended December 31, 2013 on a pro forma basis.

For accounting purposes, we defer turnaround costs and recognize those costs as an expense over the estimated useful life of those capital expenditures, typically until the next expected turnaround project. For the year ended December 31, 2013, we deferred costs of $59.1 million in connection with a turnaround at Petro 2. We do not expect to defer any costs associated with turnaround expenditures for the twelve months ending June 30, 2015 as there are no planned major maintenance activities during the projected period.

Depreciation Expense

We estimate that OpCo’s depreciation will be approximately $81.4 million for the twelve months ending June 30, 2015, as compared to pro forma depreciation of approximately $70.3 million for the year ended December 31, 2013. Estimated depreciation expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. Depreciation is expected to increase during the forecast period primarily due to depreciation related to capital expansion projects and maintenance capital expenditures related to our ethylene production facilities.

Financing

We estimate that net interest and other financial costs of OpCo will be approximately $         million for the twelve months ending June 30, 2015, as compared to $         million pro forma interest and other financial costs for the year ended December 31, 2013. Our forecasted net interest and other financial costs for the twelve months ending June 30, 2015 are based on interest expense of $         million based on an assumed average debt level of $         million comprised of funds drawn on OpCo’s $600 million revolving intercompany line of credit from Westlake to fund expansion capital expenditures, offset by $         million in interest income on the approximately $         million turnaround reserve to fund future estimated capital expenditures of OpCo.

Regulatory, Industry and Economic Factors

Our forecast of distributable cash flow for the twelve months ending June 30, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

Westlake will not default under either the Ethylene Sales Agreement or the Feedstock Supply Agreement or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the industries in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Westlake’s downstream facilities;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the petrochemicals industry or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending                     , 2014, we intend to make a minimum quarterly distribution of $        per unit, or $        on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through                     , 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see “—Distributions From Capital Surplus.” In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly owned, such as OpCo.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed, with respect to such period, shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Operating surplus is not limited to cash generated by our operations. For example, it includes a basket of $        million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the 12-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (ii) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer and director compensation, repayment of working capital borrowings, interest on indebtedness and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of equity interests except to fund obligations under employee benefit plans; or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests;

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those cash expenditures made to maintain our long-term operating capacity or net income. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, to the extent such expenditures are made to maintain our long-term operating capacity or net income. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, development of a new facility or the expansion of an existing facility, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other cash expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ends on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $        per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2017, if each of the following has occurred:

•

for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding in each quarter in each period;

•

for the same three consecutive, non-overlapping four-quarter periods, the “adjusted operating surplus” (as described below) equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through                     , 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2015, if each of the following has occurred:

•

for the four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common units and subordinated units outstanding in each quarter in the period;

•

for the same four-quarter period, the “adjusted operating surplus” equaled or exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause during the subordination period, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; less

•	any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Any amount of the purchase price payable by Westlake under the Ethylene Supply Agreement on account of prior year operating costs in excess of the budgeted amount or actual production below the planned production will be operating surplus in the quarter in which such amounts are actually received. An estimated, prorated amount of such payments, however, shall be included in adjusted operating surplus by our general partner in the manner generally described below. As described elsewhere in this prospectus, if OpCo’s actual operating costs in any given year exceed the estimated amount upon which the purchase price is based, or OpCo’s actual production is below the production amount upon which the per unit operating cost is based, the purchase price payable for the following year will be increased by the amount of the excess. The recovery of any shortfall in payment of the portion of OpCo’s operating costs associated with the percentage of its production capacity purchased by Westlake under the Ethylene Supply Agreement should thus be settled in the year following the calendar year to which such shortfall relates. In order to accommodate the rolling four-quarter test associated with expiration of the subordination period (relative to any after the period payment associated with a shortfall), to the extent that the actual operating costs in a particular quarter or quarters are greater than the budgeted amount for such period, or actual production is below the production amount upon which the per unit operating cost is based, our general partner shall add to adjusted operating surplus for such period an amount equal to the resulting shortfall. With respect to a quarter in which recovery of any shortfall actually occurs, adjusted operating surplus shall be reduced by an amount equal to the amount of the recovery.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $        per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $        per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions
		Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $	100.0%	0%
First Target Distribution	above $ up to $	100.0%	0%
Second Target Distribution	above $ up to $	85.0%	15.0%
Third Target Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

IDR Holders’ Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right after we have made the third target distribution for four consecutive quarters to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. Our general partner could exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•

second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•

third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (i) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $	100.0%	—	up to $ (1)
First Target Distribution	above $ up to $	100.0%	—	above $ up to $ (2)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ up to $ (3)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ up to $ (4)
Thereafter	above $	50.0%	50.0%	above $

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be            common units outstanding and the distribution to each common unit would be $        for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset		Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $	$		$—	$
First Target Distribution	above $ up to $			—
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

			$	$		$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be             common units outstanding and the distribution to each common unit would be $        . The number of common units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $        , by (ii) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $        .

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset		Cash Distributions to Holders of Incentive Distribution Rights After Reset
				Common Units(1)		Incentive Distribution Rights	Total		Total Distributions
Minimum Quarterly Distribution	up to $	$			$—	$ —		$		$
First Target Distribution	above $ up to $		—		—	—		—		—
Second Target Distribution	above $ up to $		—		—	—		—		—
Third Target Distribution	above $ up to $		—		—	—		—		—
Thereafter	above $		—		—	—		—		—

		$		$		$	$		$

(1)	Represents distributions in respect of the common units issued upon the reset.

The holders of incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (i) cash for that quarter, plus (ii) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be distributable cash flow to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED CARVE-OUT FINANCIAL AND OPERATING DATA

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows selected historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the “Predecessor”). The following table also shows the unaudited selected pro forma combined carve-out financial data of the Partnership for the period and as of the date indicated. The selected historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The selected historical combined carve-out balance sheet data presented as of December 31, 2011, 2010 and 2009 and the statement of operations data for the years ended December 31, 2010 and 2009 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus.

The historical combined carve-out financial statements of our Predecessor reflect Westlake’s entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo. OpCo’s assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo’s financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the audited historical combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma combined carve-out financial data presented in the following table as of and for the year ended December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of December 31, 2013, and the unaudited pro forma combined carve-out statement of operations for the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

•	Westlake’s contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to subsidiaries of Westlake of             common units,             subordinated units and the incentive distribution rights;

•

the consummation of this offering and our issuance of             common units to the public at an assumed initial offering price of $         per unit and the use of proceeds therefrom as described under “Use of Proceeds”; and

•	OpCo’s execution of the Ethylene Sales Agreement, omnibus agreement and services agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Westlake Chemical Partners LP Predecessor Historical					Westlake Chemical Partners LP Pro Forma
	Year ended December 31,
	2013	2012	2011	2010	2009	2013
				(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Combined Carve-out Statement of Operations Data:
Total net sales	$2,127,747	$2,249,098	$2,251,043	$1,837,516	$1,118,582		$1,202,791
Gross profit (loss)	872,607	635,652	409,098	309,717	(292)		322,450
Selling, general and administrative expenses	25,451	24,103	24,312	18,649	15,799		25,451

Income (loss) from operations	847,156	611,549	384,786	291,068	(16,091)		296,999
Interest expense—Westlake	(8,032)	(8,937)	(8,947)	(8,939)	(9,001)		(3,460)
Other income (expense), net	7,701	4,186	2,804	524	469		(168)

Income (loss) before income taxes	846,825	606,798	378,643	282,653	(24,623)		293,371
Provision for (benefit from) income taxes	300,279	210,878	131,670	98,658	(10,162)		1,316

Net income (loss)	$546,546	$395,920	$246,973	$183,995	$(14,461)		$292,055

Net income attributable to Westlake Chemical Partners LP							$29,205
Limited partners’ interest in net income attributable to Westlake Chemical Partners LP
Common units						$
Subordinated units						$
Net income per limited partner unit (basic and diluted):
Common units						$
Subordinated units						$
Combined Carve-out Balance Sheet Data (end of period):
Working capital	$43,642	$40,336	$90,420	$68,348	$58,807
Total assets	1,041,474	834,843	800,376	720,636	722,443
Total debt	252,973	253,000	253,000	253,000	253,000
Net investment	455,432	273,812	216,705	166,811	175,620
Combined Carve-out Cash Flow Data:
Cash flow from:
Operating activities	$602,509	$496,821	$268,716	$215,110	$12,030
Investing activities	(230,050)	(158,008)	(71,637)	(22,306)	(40,878)
Financing activities	(372,459)	(338,813)	(197,079)	(192,804)	28,848

Other Data:
Depreciation and amortization	$73,463	$64,257	$57,193	$56,118	$52,022
Capital expenditures	223,130	158,440	73,681	19,955	33,872
EBITDA(1)	928,320	679,992	444,783	347,710	36,400		$367,086
EBITDA attributable to Westlake Chemical Partners LP							$36,709

(1)	For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and cash flow from operating activities, on a historical basis.

	Westlake Chemical Partners LP Predecessor Historical					Westlake Chemical Partners LP Pro Forma
	Year Ended December 31,
	2013	2012	2011	2010	2009	2013
				(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Reconciliation of EBITDA and Pro Forma EBITDA to net income and cash flow from operating activities
EBITDA attributable to Westlake Chemical Partners LP						$36,709
Add: EBITDA attributable to noncontrolling interest in OpCo						330,377
EBITDA	$928,320	$679,992	$444,783	$347,710	$36,400	367,086
Less:
(Provision for) benefit from income taxes	(300,279)	(210,878)	(131,670)	(98,658)	10,162	(1,316)
Interest expense	(8,032)	(8,937)	(8,947)	(8,939)	(9,001)	(3,460)
Depreciation and amortization	(73,463)	(64,257)	(57,193)	(56,118)	(52,022)	(70,255)

Net income (loss)	$546,546	$395,920	$246,973	$183,995	$(14,461)	$292,055

Changes in operating assets and liabilities, and other	16,562	105,804	22,907	35,000	17,825
Equity in loss (income) of joint venture, net of dividends	402	277	(364)	(548)	—
Deferred income taxes	37,054	(8,096)	(1,859)	(3,531)	5,720
Loss from disposition of fixed assets	1,905	2,834	30	194	2,307
Provision for doubtful accounts	40	82	1,029	—	639

Cash flow from operating activities	$602,509	$496,821	$268,716	$215,110	$12,030

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of the predecessor of Westlake Chemical Partners LP (our “Predecessor”) in conjunction with the historical combined carve-out financial statements and notes of Westlake Chemical Partners LP Predecessor and the unaudited pro forma combined carve-out financial statements for Westlake Chemical Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined carve-out financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. At the consummation of this offering, we will own a 10% limited partner interest and the general partner interest in Westlake Chemical OpCo LP (“OpCo”), a limited partnership formed by Westlake Chemical Corporation (“Westlake”) and us in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control OpCo through our ownership of its general partner. Westlake will own the remaining 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner, which owns our incentive distribution rights, as well as     % of our limited partner units (consisting of          common units and all of the subordinated units). The initial assets contributed by Westlake to OpCo will consist of three ethylene production facilities with an aggregate annual combined production capacity of approximately 3.4 billion pounds of ethylene and a 200-mile common carrier ethylene pipeline used to transport ethylene from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview polyethylene (“PE”) production facility.

OpCo’s assets are integral to Westlake’s manufacturing and marketing operations in Lake Charles, Louisiana and Calvert City, Kentucky. OpCo’s initial assets and operations are organized as one reportable segment and consist of the following:

•

Lake Charles Olefins Production Facilities. Two ethylene production facilities located in Lake Charles, Louisiana (“Petro 1” and “Petro 2,” and, collectively, “Lake Charles Olefins”), with a combined production capacity of approximately 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and polyvinyl chloride (“PVC”).

•

Calvert City Olefins Production Facility. An ethylene production facility located in Calvert City, Kentucky (“Calvert City Olefins”), with a production capacity of approximately 630 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PVC.

•

Longview Pipeline. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

How We Will Generate Revenue

We will generate revenue primarily by selling our ethylene production and resulting co-products and, to a lesser extent, by charging a tariff for transporting ethylene through the Longview Pipeline. At the closing of this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year, subject to a maximum of 3.8 billion pounds per year, and pursuant to which we will generate the substantial majority of our revenue (the “Ethylene Sales Agreement”). We believe this agreement, which will be a long-term, fee-based agreement with a minimum purchase commitment, and variable pricing equal to OpCo’s actual feedstock and natural gas costs and estimated other costs of producing ethylene, plus a fixed margin per pound of $0.10 less revenue from co-product sales, will promote stable and predictable cash flows. We expect Westlake will take volumes in excess of the minimum commitment under the Ethylene Sales Agreement if we produce more than our planned production. We expect to sell ethylene production in excess of volumes sold to Westlake, as well as all co-products resulting from the ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen, directly to third-parties on either a spot or contract basis. Net proceeds (after transportation and other costs) from the sales of co-products that result from the production of ethylene purchased by Westlake will be netted against the ethylene price charged to Westlake under the Ethylene Sales Agreement thereby substantially reducing our exposure to fluctuations in the market prices of these co-products. Historically, third party ethylene and associated co-product sales have generated greater than 25% of our total revenues. See “Business—Ethylene Sales Agreement.”

How We Will Source Feedstock

OpCo will enter into a 12-year feedstock supply agreement with Westlake Petrochemicals LLC, a wholly owned subsidiary of Westlake, under which Westlake Petrochemicals LLC will supply OpCo with ethane and other feedstocks that OpCo will use to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”). See “Business—Feedstock Supply Agreement.” We expect that OpCo will also purchase the ethane and other feedstocks to produce ethylene and resulting co-products to sell to unrelated third parties from Westlake Petrochemicals LLC.

Under the terms of the Feedstock Supply Agreement, OpCo’s purchase price for ethane and other feedstocks will be Westlake Petrochemicals LLC’s cost to purchase and deliver the ethane and other feedstocks to Lake Charles Olefins and Calvert City Olefins. The Feedstock Supply Agreement will only terminate in the event of a termination of the Ethylene Sales Agreement.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) production volumes, (ii) operating and maintenance expenses, including turnaround costs and (iii) EBITDA.

Production Volumes

The amount of profit we generate primarily depends on the volumes of ethylene and resulting co-products we are able to produce at Calvert City Olefins and Lake Charles Olefins. Although Westlake has committed to minimum volumes under the Ethylene Sales Agreement described above, our results of operations will be impacted by our ability to:

•	produce sufficient volumes of ethylene to meet our commitments under the Ethylene Sales Agreement or recover our estimated costs through the pricing provisions of the Ethylene Sales Agreement;

•	seek to contract with third parties for the remaining uncommitted ethylene production capacity;

•	add or increase capacity at our existing ethylene production facilities, or add additional production capacity via organic expansion projects and acquisitions; and

•	achieve or exceed the specified yield factors for natural gas, ethane and other feedstock under the Ethylene Sales Agreement.

Operating Expenses and Maintenance Capital Expenditures

Our management seeks to maximize the profitability of our operations by effectively managing operating expenses, maintenance capital expenditures and turnaround costs. Our operating expenses are comprised primarily of feedstock costs and natural gas, labor expenses (including contractor services), utility costs and repair and maintenance expenses. With the exception of feedstock and utilities related expenses, operating expenses generally remain relatively stable across broad ranges of production volume but can fluctuate from period to period depending on the mix of activities, particularly maintenance and turnaround activities, performed during that period. Our maintenance capital expenditures and turnaround costs are comprised primarily of maintenance of our ethylene production facilities and the amortization of capitalized turnaround costs.

In addition to our operating expenses, our management seeks to effectively manage our maintenance capital expenditures, including turnaround costs. These capital expenditures relate to the maintenance and integrity of our facilities. We capitalize the costs of major maintenance activities, or turnarounds, and amortize the costs over the period until the next planned turnaround of the affected unit.

Operating expenses, maintenance capital expenditures and turnaround costs, are built into the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Because the expenses other than feedstock costs and natural gas are based on forecasted amounts and remain a fixed component of the price per pound of ethylene sold under the Ethylene Sales Agreement for any given 12-month period, our ability to manage operating and maintenance expenses, including turnaround costs, directly affects our profitability and cash flows. We will seek to manage our operating and maintenance expenses on our ethylene production facilities by scheduling maintenance and turnaround over time to avoid significant variability in our operating margins and minimize the impact on our cash flows, without compromising our commitment to safety and environmental stewardship. In addition, we will reserve cash on an annual basis from what we would otherwise distribute to minimize the impact of turnaround costs in the year of incurrence.

The price of feedstock and natural gas will fluctuate with volatility in the referenced commodity prices. Nevertheless, while the price of feedstock and natural gas that we pay will also fluctuate, it is automatically adjusted in the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Accordingly, we will not be subject to significant market price risk related to feedstock and natural gas purchases for the ethylene volume sold to Westlake under the Ethylene Sales Agreement.

EBITDA and Adjusted Distributable Cash Flow

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization.

Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use adjusted distributable cash flow, which we expect we will define as EBITDA less net cash interest paid, income taxes paid and reserve for maintenance capital expenditures and other capital expenditures, to analyze our performance.

EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measurements most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a further discussion of the non-GAAP financial measure of EBITDA, and a reconciliation of EBITDA to its most comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations will not be comparable to the historical results of operations for the reasons described below:

Revenue

Ethylene, co-products and excess feedstock sales

There are differences in the way our Predecessor generated and recorded revenue and the way we will generate and record revenue from ethylene sales to Westlake. Our Predecessor generally recognized revenue for ethylene volume sold internally based on a transfer pricing formula intended to approximate the fair market value of the commodity. The substantial majority of our revenue from ethylene sales will be generated from sales of manufactured ethylene to Westlake under the Ethylene Sales Agreement. The Ethylene Sales Agreement contains minimum purchase commitments and pricing that is expected to generate a fixed margin per pound of $0.10. The price per pound of ethylene sold under the Ethylene Sales Agreement will be lower than historical prices charged by our Predecessor for ethylene consumed internally. As such, we expect a significant decrease in revenue from ethylene sales to Westlake for periods after this offering compared with our Predecessor’s historical revenue. Applying the provisions of the Ethylene Sales Agreement to historical 2013 volumes would result in an approximate 48% decrease in 2013 revenue from ethylene sales to Westlake.

Our Predecessor’s third party sales consisted of ethylene, feedstock and associated co-product sales. With respect to third party ethylene sales, our Predecessor also resold externally procured ethylene to third parties. Following the closing of this offering, the ethylene procurement and reselling activities of our Predecessor will remain with Westlake. In addition, our Predecessor’s net sales included revenue from sales to third parties of excess feedstock not used in the ethylene production process. Following the closing of this offering, we do not expect to generate revenues from the sales of excess feedstock to third parties as all of the Predecessor’s feedstock risk-management activities will remain with Westlake. Moreover, we expect to sell all of our co-product volume to third parties in a manner consistent with our Predecessor. As such, we do not expect changes to revenue related to the sale of co-products, as compared to our Predecessor’s historical revenue from co-product sales.

Expenses

Selling, general and administrative expenses

Our Predecessor’s selling, general and administrative expenses included direct and indirect charges for the management and operation of our ethylene and other transportation assets allocated by Westlake for general corporate services such as treasury, information technology, legal, corporate tax, human resources, executive compensation, other financial and administrative services, among others. These expenses were charged or allocated to our Predecessor based on the nature of the expense and our Predecessor’s proportionate share of fixed assets, headcount or other measure, as deemed appropriate. Following the closing of this offering, under the services agreement and omnibus agreement, Westlake will continue to charge us a combination of direct and allocated charges for similar general corporate services as those charged to our Predecessor for 2013, 2012 and 2011. For more information about fees and related services covered by these agreements, please read “Certain Relationships and Related Transactions.” We also expect to incur an additional $3.0 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership. These incremental general and administrative expenses are not reflected in our Predecessor’s historical or our unaudited pro forma combined carve-out financial statements.

Factors Affecting Our Business

Supply and demand for ethylene and resulting co-products

We expect to generate the substantial majority of our revenue from the Ethylene Sales Agreement with Westlake. This contract is intended to promote cash flow stability and minimize our direct exposure to commodity price fluctuations in the following ways: (i) the cost-plus pricing structure of the Ethylene Sales Agreement is expected to generate a fixed margin per pound of $0.10, adjusting automatically for changes in feedstock costs; and (ii) the commitment under which Westlake will purchase 95% of the annual planned production, subject to a maximum commitment of 3.8 billion pounds of ethylene per year, with an option to purchase an additional 95% of actual monthly production in excess of the planned production. As a result, our direct exposure to commodity price risk should be limited to approximately 5% of our total ethylene production, which is that portion sold to third parties, as well as co-product sales.

We also have indirect exposure to commodity price fluctuations to the extent such fluctuations affect the ethylene consumption patterns of third-party purchasers. Demand for ethylene exhibits cyclical commodity characteristics as margins earned on ethylene derivative products are influenced by changes in the balance between supply and demand, the resulting operating rates and general economic activity. While we believe we have substantially mitigated our indirect exposure to commodity price fluctuations during the term of the Ethylene Sales Agreement through the minimum commitment and the cost-plus based pricing, our ability to execute our growth strategy in our areas of operation will depend, in part, on the demand for ethylene derivatives in the geographical areas served by our ethylene production facilities.

Results of Operations

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Revenue
Net ethylene sales-Westlake	$1,603,043	$1,507,501	$1,638,338
Net co-product, ethylene and feedstock sales-third parties	524,704	741,597	612,705

Total net sales	2,127,747	2,249,098	2,251,043
Cost of sales	1,255,140	1,613,446	1,841,945

Gross profit	872,607	635,652	409,098
Selling, general and administrative expenses	25,451	24,103	24,312

Income from operations	847,156	611,549	384,786
Other income (expense)
Interest expense—Westlake	(8,032)	(8,937)	(8,947)
Other income, net(1)	7,701	4,186	2,804

Income before income taxes	846,825	606,798	378,643
Provision for income taxes	300,279	210,878	131,670

Net income	$546,546	$395,920	$246,973

EBITDA(2)	$928,320	$679,992	$444,783

(1)	Includes income from our Predecessor’s equity stake in a NGLs pipeline joint venture that will not be contributed to us in connection with this offering.
(2)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Carve-Out Financial and Operating Data—Non-GAAP Financial Measure.”

	Year Ended December 31,
	2013		2012
	Average Sales Price	Volume	Average Sales Price	Volume
Product sales price and volume change from prior year	-1.3%	-4.1%	-15.1%	+15.0%

	Year Ended December 31,
	2013	2012	2011
Average North American industry prices(1)
Ethane (cents/lb)	8.8	13.4	25.8
Propane (cents/lb)	23.7	23.7	34.7
Ethylene (cents/lb)(2)	56.7	57.1	56.1

(1)	Industry pricing data was obtained through Wood Mackenzie. We have not independently verified the data.
(2)	Represents average North American spot prices of ethylene over the period as reported by Wood Mackenzie.

Summary

For the year ended December 31, 2013, we had net income of $546.5 million on net sales of $2,127.7 million. This represents an increase in net income of $150.6 million from 2012 net income of $395.9 million on net sales of $2,249.1 million. Net sales for the year ended December 31, 2013 decreased $121.4 million to $2,127.7 million compared to net sales for 2012 of $2,249.1 million, primarily due to lower feedstock sales volume and lower average sales prices for our major products. Income from operations was $847.2 million for the year ended December 31, 2013 as compared to $611.5 million for 2012, an increase of $235.7 million. Income from operations benefited mainly from higher overall margins, predominantly due to a significant decrease in feedstock costs as average industry ethane prices decreased 34.3% in 2013 as compared to 2012, partially offset by a decrease of 1.3% in the average sales prices for our major products over the same period. The increase in income from operations was partially offset by the lost production and the unabsorbed fixed manufacturing costs and other costs associated with the turnaround and expansion of Petro 2.

For the year ended December 31, 2012, we had net income of $395.9 million on net sales of $2,249.1 million. This represents an increase in net income of $148.9 million from 2011 net income of $247.0 million on net sales of $2,251.0 million. Net sales for the year ended December 31, 2012, decreased $1.9 million to $2,249.1 million compared to net sales for 2011 of $2,251.0 million, primarily due to lower average sales prices for our major products, mostly offset by higher ethylene and feedstock sales volumes as compared to 2011. Income from operations was $611.5 million for the year ended December 31, 2012 as compared to $384.8 million for 2011, an increase of $226.7 million. Income from operations benefited mainly from a significant decrease in feedstock and energy costs, partially offset by a decrease in the average sales prices for our major products. Industry ethane prices decreased 48.1% and industry propane prices decreased 31.7% in 2012 as compared to 2011, while average sales prices for our major products only decreased 15.1% over the same period.

2013 Compared with 2012

Net Sales. Net sales decreased by $121.4 million, or 5.4%, to $2,127.7 million in 2013 from $2,249.1 million in 2012. This decrease was mainly attributable to lower feedstock sales volume and lower average sales prices for our major products. Average sales prices for 2013 decreased by 1.3% as compared to 2012. Overall sales volume decreased by 4.1% in 2013 as compared to 2012.

Gross Profit. Gross profit percentage increased to 41.0% in 2013 from 28.3% in 2012. The improvement in gross profit percentage was predominantly due to significantly lower feedstock costs, which was only partially offset by higher energy costs and lower sales prices. Our raw material costs track industry prices. Average industry prices for ethane decreased 34.3% in 2013 as compared to 2012. Sales prices decreased an average of 1.3% for 2013 as compared to 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.4 million, or 5.8%, to $25.5 million in 2013 as compared to $24.1 million in 2012. The increase was mainly attributable to higher allocations from Westlake due to Westlake’s increased costs associated with payroll and labor related costs.

Interest Expense. Interest expense decreased by $0.9 million to $8.0 million in 2013 from $8.9 million in 2012, mainly due to a lower average debt balance resulting from the January 2013 settlement of certain intercompany notes, all of which were outstanding for the entirety of 2012, offset by interest incurred on a new intercompany note entered into on January 1, 2013.

Other Income, Net. Other income, net increased by $3.5 million to $7.7 million in 2013 from $4.2 million in 2012. The increase is mainly attributable to a $3.0 million settlement reached with a customer over a contract dispute and a $0.5 million increase in income attributable to our Predecessor’s equity stake in an NGLs pipeline joint venture that will not be contributed to us in connection with this offering.

Income Taxes. The effective income tax rate was 35.5% in 2013 as compared to 34.8% in 2012. The effective income tax rate for 2013 was above the statutory rate of 35.0% primarily due to the state income taxes, offset by domestic manufacturing deduction and state income tax credits. The effective income tax rate for 2012 was below the statutory rate of 35.0% primarily due to the domestic manufacturing deduction and state income tax credits, offset by state income taxes.

2012 Compared with 2011

Net Sales. Net sales decreased by $1.9 million, or 0.1%, to $2,249.1 million in 2012 from $2,251.0 million in 2011. This decrease was mainly attributable to lower average sales prices for our major products, primarily offset by higher ethylene and feedstock sales volumes as compared to 2011. Average sales prices for 2012 decreased by 15.1% as compared to 2011. Overall sales volume increased by 15.0% in 2012 as compared to 2011.

Gross Profit. Gross profit percentage increased to 28.3% in 2012 from 18.2% in 2011. The improvement in gross profit percentage was predominantly due to significantly lower feedstock and energy costs, which were only partially offset by lower sales prices. Our raw material costs track industry prices. Average industry prices for ethane and propane decreased 48.1% and 31.7%, respectively, in 2012 as compared to 2011. Sales prices decreased an average of 15.1% for 2012 as compared to 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.2 million, or 0.8%, to $24.1 million in 2012 as compared to $24.3 million in 2011. The decrease was mainly attributable to lower allocations from Westlake, offset by an increase in payroll and labor related costs and consulting and other professional fees.

Other Income, Net. Other income, net increased by $1.4 million to $4.2 million in 2012 from $2.8 million in 2011 due to a $1.4 million increase in income attributable to our Predecessor’s equity stake in an NGLs pipeline joint venture that will not be contributed to us in connection with this offering.

Income Taxes. The effective income tax rate was 34.8% in 2012 and 2011. The effective income tax rate for both 2012 and 2011 were below the statutory rate of 35.0% primarily due to the domestic manufacturing deduction and state income tax credits, offset by state income taxes.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our principal sources of liquidity have been cash from operations and funding from Westlake. As participants in Westlake’s centralized cash management system, our cash receipts were deposited in Westlake’s or its affiliates’ bank accounts and cash disbursements were made from those accounts. Accordingly, our historical financial statements have reflected no cash balances as any cash flow generated from our operations was deemed to have been distributed to Westlake and is reflected as a net distribution to Westlake in our Predecessor’s combined carve-out statement of cash flows appearing elsewhere in this prospectus.

In addition to the cash generated by its operations, our Predecessor also entered into certain financing arrangements with Westlake to satisfy its capital and operating expenditure requirements. Our Predecessor separately recorded costs associated with financing its operations resulting from financing arrangements entered into with Westlake. Based on the terms of our cash distribution policy, we expect that we will distribute to our partners most of the excess cash generated by our operations. To the extent we do not generate sufficient cash flow to fund capital expenditures, we expect to fund them primarily from external sources, including borrowing directly from Westlake, as well as future issuances of equity and debt interests.

In connection with this offering, we will establish separate bank accounts, but Westlake will continue to provide treasury services on our behalf under the services agreement. We expect our ongoing sources of liquidity following this offering to include cash generated from operations and, if necessary, the issuance of additional equity or debt interests. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions. Westlake may also provide direct and indirect financing to us from time to time.

In order to fund non-annual turnaround expenditures, we intend to cause OpCo to (i) use $         million from the net proceeds of this offering to fund its initial balance for turnaround expenditures and (ii) reserve approximately $28.9 million annually thereafter. Each of OpCo’s ethylene production facilities requires turnaround maintenance approximately every five years. By creating an initial balance and reserving additional cash annually, we intend to reduce the variability in both our and OpCo’s operating results and distributable cash flows. The initial balance of turnaround reserve will account for the period that the ethylene production facilities were under Westlake’s ownership following the last major turnaround and prior to the entry into the Ethylene Sales Agreement. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

We intend to pay a minimum quarterly distribution of $         per unit per quarter, which equates to approximately $         million per quarter, or approximately $         million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Indebtedness

On January 1, 2013, our Predecessor entered into unsecured promissory note agreements with Westlake under which our Predecessor borrowed, including accrued interest, a total of $238.6 million as of December 31, 2013 to fund certain capital expenditures. Each of the promissory notes has a ten-year term beginning on the date our Predecessor entered into the agreement. Outstanding borrowings under the promissory notes bear interest at the prime rate plus a 1.5% margin, which is accrued in arrears quarterly. At the consummation of this offering, OpCo will assume these notes.

OpCo may obtain additional advances under these notes from time to time, subject to the agreement of Westlake. OpCo has the right at any time to prepay these notes, in whole or in part, without any premium or penalty. We intend to cause OpCo to repay approximately $         million in principal amount of these notes from the net proceeds of this offering.

Additionally, at the closing of this offering OpCo will enter into a $600.0 million intercompany credit facility with Westlake that may be used to fund growth projects and working capital needs.

Cash Flows from Operations

Our operations generated $602.5 million in cash during 2013, compared to $496.8 million in 2012. The increase was primarily driven by an increase in net income as a result of a significant drop in feedstock prices in 2013 as compared to 2012, offset partially by unfavorable changes in components of working capital. Working capital impacts primarily reflect cash spent on turnarounds related to Lake Charles Olefins.

Capital Expenditures

In April 2011, Westlake announced an expansion program to increase the ethylene production capacity of both Petro 1 and Petro 2. The capital expenditures incurred in 2011 and 2012 largely relate to the expansion of Petro 2. The expansion of Petro 2 was completed in the first quarter of 2013 and increased ethylene production capacity by approximately 250 million pounds annually. We plan to expand the production capacity of Petro 1 in late 2015 or early 2016.

In April 2014, Westlake completed an expansion and feedstock conversion project at Calvert City Olefins that resulted in an approximately 180 million pounds annual capacity expansion and also provided OpCo with 100% ethane feedstock capability at the facility. Capital expenditures in 2013 were largely attributable to both the expansion of Petro 2 and the expansion and conversion of Calvert City Olefins.

Westlake has historically funded capital expenditures related to Lake Charles Olefins and Calvert City Olefins. During the year ended December 31, 2013, Westlake loaned us a principal amount of approximately $231.1 million, all of which was used for capital expenditures in 2013. We expect that Westlake will loan additional cash to OpCo to fund its expansion capital expenditures in the future, but Westlake is under no obligation to do so.

Contractual Obligations and Commercial Commitments

In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2013 relating to long-term debt, operating leases, unconditional purchase obligations and interest payments for the next five years and thereafter. The amounts do not include certain items classified in other liabilities in the combined carve-out balance sheet due to the uncertainty of the future payment schedule.

	Payment Due by Period
	Total	2014	2015-2016	2017-2018	Thereafter
	(dollars in millions)
Contractual Obligations
Long-term debt	$253.0	$—	$14.4	$—	$238.6
Operating leases	6.3	1.7	2.3	1.4	0.9
Unconditional purchase obligations	91.2	4.0	19.1	18.2	49.9
Interest payments	138.1	0.5	1.0	—	136.6

Total	$488.6	$6.2	$36.8	$19.6	$426.0

Long-Term Debt. Long-term debt consists of certain intercompany promissory notes. We expect to use a portion of the net proceeds from this offering to repay approximately $         million of the outstanding balance on one of these promissory notes. See “Use of Proceeds.”

Operating Leases. We lease various facilities and equipment under noncancelable operating leases (primarily related to rail car leases and land) for various periods.

Unconditional Purchase Obligations. We are party to various unconditional obligations, primarily related to the purchase of goods and services, including commitments to purchase various utilities, feedstock, nitrogen, oxygen, product storage and pipeline usage. We also have various purchase commitments for our capital projects and for materials, supplies and services incidental to the ordinary conduct of business which may not be unconditional and are not reflected in the table above.

Interest Payments. Interest payments are based on interest rates in effect at December 31, 2013 and assume contractual payments.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying combined carve-out financial statements of Westlake Chemical Partners LP Predecessor and related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to long-lived assets, accounts receivables, income taxes and environmental and legal obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our Predecessor’s financial statements.

Long-Lived Assets. Key estimates related to long-lived assets include useful lives, recoverability of carrying values and existence of any retirement obligations. Such estimates could be significantly modified. The carrying values of long-lived assets could be impaired by significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies, the cyclical nature of the chemical and refining industries and uncertainties associated with governmental actions.

We evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts estimated. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The estimated useful lives of long-lived assets range from three to 35 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $73.5 million, $64.3 million and $57.2 million in 2013, 2012 and 2011, respectively. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

We defer the costs of major maintenance activities, or turnarounds, and amortize the costs over the period until the next planned turnaround of the affected unit. Total costs deferred on turnarounds were $59.1 million in 2013, $5.6 million in 2012 and $8.4 million in 2011. Amortization in 2013, 2012 and 2011 of previously deferred turnaround costs was $15.5 million, $10.6 million and $11.3 million, respectively. As of December 31, 2013, deferred turnaround costs, net of accumulated amortization, totaled $62.1 million. Expensing turnaround costs as incurred would likely result in greater variability of our quarterly operating results and would adversely affect our financial position and results of operations.

Additional information concerning long-lived assets and related depreciation and amortization appears in Notes 6 and 7 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus.

Fair Value Estimates. We develop estimates of fair value to allocate the purchase price paid to acquire a business to the assets acquired and liabilities assumed in an acquisition, to assess impairment of long-lived assets, goodwill and intangible assets and to record derivative instruments. We use all available information to make these fair value determinations, including the engagement of third-party consultants. At December 31, 2013, our Predecessor’s recorded goodwill was $5.8 million, all of which was associated with the acquisition of the Longview Pipeline as part of the acquisition of Westlake’s Longview production facilities. In addition, we record all derivative instruments at fair value. The fair value of these items is determined by quoted market prices or from observable market-based inputs. See Note 11 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor for more information.

Allowance for Doubtful Accounts. In our determination of the allowance for doubtful accounts, and consistent with our accounting policy, we estimate the amount of accounts receivable that we believe are unlikely to be collected and we record an expense of that amount. Estimating this amount requires us to analyze the financial strength of our customers, and, in our analysis, we combine the use of historical experience, our accounts receivable aged trial balance and specific collectability analysis. We review our allowance for doubtful accounts quarterly. Balances over 90 days past due and accounts determined by our analysis of financial strength of customers to be high risk are reviewed individually for collectability. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that we are unable to collect may be different than the amount initially estimated.

Environmental and Legal Obligations. We consult with various professionals to assist us in making estimates relating to environmental costs and legal proceedings. We accrue an expense when we determine that it is probable that a liability has been incurred and the amount is reasonably estimable. While we believe that the amounts recorded in the accompanying combined carve-out financial statements of our Predecessor related to these contingencies are based on the best estimates and judgments available, the actual outcomes could differ from our estimates. Additional information about certain legal proceedings and environmental matters appears in Note 15 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus.

Recent Accounting Pronouncement

See Note 3 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor for a full description of recent accounting pronouncements, including expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Qualitative and Quantitative Disclosures about Market Risk

Commodity Price Risk

A substantial portion of our Predecessor’s products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, our Predecessor’s historical margins and level of profitability generally fluctuated with changes in the business cycle. Our Predecessor tried to protect against such instability through various business strategies. These strategies included ethylene feedstock flexibility and the use of derivative instruments in certain instances to reduce price volatility risk on feedstocks. Based on our Predecessor’s open derivative positions at December 31, 2013, a hypothetical $0.10 increase in the price of a gallon of ethane would have increased our Predecessor’s income before taxes by $0.1 million, a hypothetical $0.10 increase in the price of a gallon of propane would have decreased our Predecessor’s income before taxes by $0.3 million. Additional information concerning derivative commodity instruments appears in Notes 10 and 11 to Westlake Chemical Partners LP Predecessor audited combined carve-out financial statements included elsewhere in this prospectus.

Following the closing of this offering, we will not be subject to significant volatility related to prices of the majority of our raw materials and final products. Because Westlake’s ethylene purchase price will be on a cost-plus basis, we believe the Ethylene Sales Agreement will substantially reduce our direct exposure to commodity price volatility, both in terms of our final products and our raw materials. As such, we do not intend to use derivative instruments to reduce price volatility risk on feedstock and products in the future.

Interest Rate Risk

Our Predecessor was exposed to interest rate risk with respect to variable rate debt. At December 31, 2013, our Predecessor had variable rate debt of $253.0 million outstanding, all of which was owed to a wholly owned subsidiary of Westlake and all of which accrued interest at a variable rate of prime plus a margin ranging from 0.25% to 1.5%. Historically, our Predecessor did not hedge its variable rate debt. The weighted average variable interest rate for our Predecessor’s variable rate debt of $253.0 million for the year ended December 31, 2013 was 4.65%. A hypothetical 100 basis point increase in the average interest rate on our Predecessor’s variable rate debt would have increased our Predecessor’s annual interest expense by approximately $1.2 million.

Following the closing of this offering, we intend to use $         million of the net offering proceeds to retire a portion of our outstanding debt. We will continue to be subject to interest rate risk with respect to our remaining variable rate debt as well as the risk of higher interest cost if and when this debt is refinanced. If interest rates are 1% higher at the time of refinancing, our annual interest expense would increase by approximately $2.5 million.

INDUSTRY

The data presented in this “Industry” section, unless otherwise indicated, is sourced from Wood Mackenzie Limited (“Wood Mackenzie”).

When polyvinyl chloride (“PVC”) is referred to below, such references may include predecessor chemicals such as ethylene dichloride and vinyl chloride monomer. When styrene is referred to below, such references may include ethyl benzene, a predecessor chemical.

Overview

OpCo, which will acquire Westlake’s ethylene production assets at the closing of this offering, is a leading U.S. producer of olefins. Olefins, predominantly comprised of ethylene and propylene, are a class of unsaturated hydrocarbons derived from natural gas liquids (“NGLs”) (such as ethane, propane and butane) or petroleum liquids (naphtha and gas oils). OpCo competes primarily in the ethylene industry; however, depending on the feedstock mix chosen for OpCo’s operations, it can produce marketable quantities of propylene as well. As of December 31, 2013, OpCo had a 5.1% capacity share of ethylene production in the U.S. The following chart shows estimated U.S. olefins production and ethylene production capacity by producer.

Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block to produce a number of key derivatives such as polyethylene (“PE”) and PVC, which are used in a wide variety of key end markets including packaging, construction and transportation. PE production accounts for approximately 60% of global ethylene consumption, while PVC production accounts for approximately 10% of ethylene production. The chart below shows estimated global ethylene demand for 2013 by product.

Ethylene Production

Ethylene production costs are primarily determined by underlying feedstock prices and, to a lesser extent, variable operating costs (asset efficiency, utilities and catalysts), as well as proceeds from co-product sales and fixed operating costs (operating labor, supervision, overhead, capital-related costs including costs associated with the maintenance of the production facility, local taxes and insurance) as well as proceeds from co-product sales.

The principal feedstocks for ethylene production are NGLs and naphtha. NGLs, such as ethane, propane and butane, are used primarily by ethylene producers in the U.S. and the Middle East. Naphtha, a lower octane form of gasoline derived from crude oil, is used primarily by ethylene producers in Europe and Asia. As shown by the chart below, on a global basis, in 2013, approximately 33.5% of ethylene production was ethane-based while the remainder was produced by other NGLs, naphtha or a combination of mixed NGLs, excluding ethane, and naphtha; Wood Mackenzie estimates that globally from 2000 through 2013, feedstock costs accounted for between 71% to 98% of the variable costs of ethylene production.

The cost chart below illustrates the ethylene feedstock cost position of production facilities in different regions globally based on feedstock used. In general, Middle East ethane-based ethylene producers enjoy the lowest feedstock cost position due to the low price of ethane in that region. U.S. ethane-based producers enjoy the second lowest feedstock cost position due to the availability of low-cost, locally-produced ethane. Naphtha-based producers typically occupy the highest feedstock cost position. The vast majority of ethylene production facilities in Europe and Northeast Asia are naphtha-based. We expect U.S. ethane-based ethylene and ethylene derivative producers to retain this cost advantage relative to Asia and Europe due to the ample supply of domestically produced ethane.

Due to logistical constraints and transportation challenges, international trade in ethylene is limited; however, ethylene derivatives are readily transportable. For example, in 2013, approximately 21.7 billion pounds of ethylene derivatives, or 39.2% of U.S. production, were exported from the U.S., as compared to 166.8 million pounds of ethylene, or 0.30% of U.S. production, exported over the same period. As a result, the price of ethylene derivatives, particularly PE, is set globally by the marginal (highest cost) producer of that ethylene derivative. The cost of producing an ethylene derivative from ethylene is fairly uniform globally, therefore the cost of producing ethylene is the key driver of the cost of the ethylene derivative. Currently, the marginal producers in ethylene markets are Asian naphtha-based producers whose feedstocks, being crude oil derivatives, are typically priced on a global oil equivalent basis. Approximately 66.5% of global ethylene production is based on these higher-priced, non-ethane based feedstocks, the prices of which are linked to global oil prices (principally Brent crude oil prices). As a result, global ethylene and ethylene derivatives prices have generally been linked to movements in global oil prices for more than 20 years.

In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the supply of low-cost ethane feedstock. The spread between U.S. ethane and global oil prices has provided a significant margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethylene production facilities utilizing ethane feedstock were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This significant cost advantage resulted in a positive cash cost differential that has ranged from $0.24 per pound to $0.49 per pound, and averaged $0.39 per pound, since 2012 for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers. Supply and demand dynamics in the U.S. ethane market are expected to keep U.S. ethane prices at relatively low levels, which should continue to support a U.S. ethylene cost advantage compared to high-cost ethylene producers in Europe and Asia.

Current and projected lower feedstock costs have resulted in, and are anticipated to continue to result in, high profitability for U.S. ethane-based ethylene production facilities. While global oil prices have risen, resulting in an increase in global ethylene derivatives pricing, domestic natural gas and ethane prices have fallen. The chart on the left below shows the historic relationship between the price of global crude oil (Brent) and domestic natural gas, ethane, propane and butane. As illustrated, the price of domestic natural gas as a percentage of Brent crude oil has declined significantly. More importantly for the U.S. petrochemical industry, starting in 2009 ethane prices decoupled from global oil prices (see chart on the right below) and now more closely track domestic natural gas prices. In addition, U.S. ethane has also become more cost advantaged relative to other NGLs such as propane and butane, the prices of which remain more closely correlated to global oil prices. The resulting substantial spread between the relative pricing of domestic ethane and feedstocks linked to global oil has led to substantial profits for U.S. ethane-based ethylene producers. As illustrated in the chart on the right below, the advantage is projected to continue through the projection period.

The chart below shows annual ethane-based ethylene producer cash margins since 2000. Over the last decade, cash margins were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession. From 2000 to 2003, ethane-based ethylene producers experienced multiple years of cash margins below $0.10 per pound due to relatively high U.S. natural gas prices as compared to global oil prices. This dynamic has reversed with U.S. natural gas and ethane prices declining precipitously due to new extraction techniques such as shale fracking and persistently elevated global oil prices, and the resulting spread is forecast to remain well in excess of $0.10 per pound.

Locations of Ethylene Production Assets Utilizing Advantaged Ethane Feedstock in the U.S.

U.S. ethane-based ethylene producers are primarily located in the Gulf Coast region, with ready access to Mont Belvieu, Texas the largest NGLs hub in the U.S. Mt. Belvieu includes over 100 million barrels of NGLs and petroleum liquid storage capacity, more than 750,000 barrels per day of fractionation capacity and an extensive NGL distribution system. Ethane is transported to Mont Belvieu from almost all of the major shale basins and plays in the U.S., including the Permian, Anadarko, Denver and Piceance basins and the Eagle Ford, Barnett, Haynesville and Woodford shales. More recently, as a result of the commencement of operations in

January 2014 of the ATEX pipeline that terminates at Mont Belvieu, U.S. ethane-based ethylene producers in the Gulf Coast have gained access to additional low-cost ethane from the Marcellus and Utica shale formations. Other midstream companies have announced plans to construct competing pipelines to move raw-mix NGLs to Mont Belvieu providing more ethane supply in the area. Furthermore, Enterprise Products is constructing the Aegis pipeline (which it expects will begin commercial operations in 2014-2015), which will also supply ethane to ethylene producers in Louisiana.

Ethylene Supply and Demand

Global ethylene production capacity is estimated to have been approximately 341.2 billion pounds in 2013. U.S. ethylene production capacity is estimated to have accounted for approximately 18.4% of global ethylene production capacity and Europe is estimated to have accounted for approximately 20.4%. Combined with Asia at 34.1%, these three regions accounted for approximately 72.8% of global ethylene production capacity in 2013. During the next five years, as projected by Wood Mackenzie, global average annual ethylene production capacity net additions are projected to be approximately 3.8% per year, lagging the projected compound annual growth rate (CAGR) for ethylene demand of 4.3% per year. The global ethylene production operating rates are expected to improve from 85.7% in 2013 to an estimated 88.0% in 2018.

On a regional basis over the next five years, Asia, where the greatest growth in demand is expected, is projected to lead in new capacity additions, followed by the U.S. In the U.S., low-cost ethane supply from shale formations has led to the announcement of plans to increase ethylene production capacity. In the near term, ethylene production capacity has been and will be added by increasing production capacity at existing ethylene production facilities. In the longer term, additional capacity may be added through greenfield (i.e. new build) ethylene production facilities. Global-scale greenfield ethylene production facilities require significant capital investments and long lead times to permit, design and build. Over the last decade, most greenfield projects for ethylene and ethylene derivatives experienced significant delays and cost overruns.

Global ethylene demand as measured by production is estimated to have been approximately 292.6 billion pounds in 2013. Demand for ethylene is projected by Wood Mackenzie to grow at a CAGR of 4.3% from 2013 to approximately 360.8 billion pounds in 2018, exceeding the growth in ethylene production capacity. China and other regions in Asia are projected to continue to be the largest drivers of global ethylene and ethylene derivative demand growth, while demand in Europe is forecasted to grow in line with its combined gross domestic product for the next few years.

U.S. ethylene demand as measured by production was approximately 55.0 billion pounds in 2013. Demand for ethylene in the U.S. is projected by Wood Mackenzie to grow at a CAGR of 4.8% from 2013 to approximately 69.5 billion pounds in 2018. Key downstream ethylene demand drivers include ethylene’s use in PE and PVC production, with U.S. PE demand (including net exports) expected to grow at a CAGR of 5.0% from approximately 31.0 billion pounds in 2013 to approximately 39.7 billion pounds in 2018 and U.S. PVC demand (including net exports) expected to grow at a CAGR of 4.7% from approximately 14.9 billion pounds in 2013 to approximately 18.7 billion pounds in 2018. As ethylene and ethylene derivative production grows, we expect a larger percentage of ethylene derivatives will be exported.

The following chart depicts historical and forecast ethylene production operating rates in the U.S. and globally. U.S. ethylene production operating rates are currently above the global average and this is expected to continue through 2018, driven by the strong profitability associated with U.S. ethylene operations and the ability to profitably export ethylene derivative products into higher cost regions.

Ethylene Derivatives

Ethylene is used as a raw material to manufacture a wide variety of other chemical and polymer products, including PE, PVC, styrene and ethylene glycol. Westlake’s strategic focus is on the production of PE and PVC. The following product flow diagram illustrates the ethylene production process from feedstock through derivative end products.

Polyethylene (PE)

Polyethylene is the single largest ethylene derivative, accounting for approximately 60% of global ethylene consumption. PE is the most widely consumed polymer globally and is used in the manufacture of a wide variety of film, coatings and molded product applications primarily used in packaging, carpet fibers, automotive parts and many other products. PE is generally classified as low-density PE (“LDPE”), linear low-density PE (“LLDPE”) or high-density PE (“HDPE”). In general, the density correlates to the relative stiffness and strength of the products, and the differences between the products are in the molecular configuration. Each type of PE is best suited to specific applications based on these physical properties. LDPE is the most flexible and goes into end uses such as bread bags, dry cleaning bags, food wraps, milk carton coating, and food packaging. LLDPE is used for higher film strength applications such as stretch film and heavy duty sacks. HDPE is a rigid plastic and is used to manufacture products such as grocery, merchandise and trash bags, plastic containers, plastic closures and pipes. LLDPE and HDPE are the largest volume products and are highly commoditized, whereas LDPE is a more specialized product that tends to command higher prices and margins. Westlake only produces LDPE and LLDPE.

Westlake is fully integrated along its PE chain, internally producing all of its ethylene required to produce PE. Westlake is a leading producer of LDPE by capacity in the U.S. and predominantly uses the autoclave technology (as opposed to tubular technology). Autoclave LDPE is a more specialized, higher margin form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. To date, most announced LDPE capacity additions in North America are projected to be tubular LDPE.

Global PE production capacity totaled approximately 211.1 billion pounds in 2013. U.S. capacity accounted for approximately 16.2% of global production capacity and Europe accounted for approximately 19.6% of global production capacity. Combined with Asia, these regions accounted for approximately 70.8% of global production capacity. The Middle East is a large PE exporting region, targeting mainly Asia. Global PE demand as measured by production is estimated to have been approximately 180.4 billion pounds in 2013. Asia is the largest PE-consuming region, accounting for an estimated 77.8 billion pounds in 2013. The U.S. is the third largest consuming region at 26.2 billion pounds in 2013. Global demand for PE is projected by Wood Mackenzie to grow at a CAGR of 4.9% from 2013 levels to 229.0 billion pounds in 2018. U.S. PE production is projected by Wood Mackenzie to grow at a CAGR of 5.0% to 39.7 billion pounds by 2018, including U.S. PE net exports. The charts below show estimated global PE capacity by region and U.S. PE capacity by producer for 2013.

Polyvinyl Chloride (PVC)

PVC, the third most widely used plastic globally, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost-competitiveness. PVC derivative products account for approximately 10% of global ethylene consumption. PVC compounds are made by combining PVC with various additives in order to make either rigid, impact-resistant compounds or soft, flexible compounds. Rigid extrusion PVC compounds are commonly used in window frames, vertical blinds and construction products, including pipe and siding. Rigid injection-molding PVC compounds are used in specialty products such as computer housings and keyboards, appliance parts and bottles. Flexible PVC compounds are used for flooring, wire and cable insulation, automotive interior and exterior trims and packaging. Rigid PVC compounds account for approximately 85% of the PVC market, and Westlake’s PVC production is entirely comprised of rigid PVC. The charts below show estimated U.S. PVC production capacity shares for 2013 by producer and consumption by end-use in 2013.

Global PVC demand as measured by production is estimated to have been approximately 85.9 billion pounds in 2013. Demand for PVC is projected by Wood Mackenzie to grow at a CAGR of 4.7% from 2013 levels to approximately 108.1 billion pounds in 2018. U.S. PVC production is estimated to have been approximately 14.9 billion pounds in 2013 and is projected by Wood Mackenzie to grow at a CAGR of 4.7% from 2013 levels to approximately 18.7 billion pounds by 2018, including U.S. PVC net exports. This growth rate reflects an expectation that U.S. construction markets recover over the projection period leading to faster demand growth for PVC.

PVC producers that internally produce chlorine and ethylene, the two key raw materials for PVC production enjoy significant operational and cost advantages relative to non-integrated PVC producers. Vertically integrated PVC producers are able to utilize their cost advantaged position to opportunistically target both the domestic construction market as well as export markets. This flexibility has generally resulted in vertically integrated PVC producers enjoying higher profitability and operating rates than their non-vertically integrated competitors. While most U.S.-based PVC producers internally produce their chlorine requirements, Westlake and Formosa Plastics Corp. are the only producers that are entirely or substantially integrated into ethylene as well, with other PVC producers reliant on the merchant market for their ethylene requirements.

BUSINESS

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically-integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently-formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo’s general partner, we have control over all of OpCo’s assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner (which owns our incentive distribution rights) as well as         % of our limited partner units (consisting of              common units and all of the subordinated units).

OpCo’s assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene (“PE”) and polyvinyl chloride (“PVC”), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake’s downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo will generate revenue primarily by selling ethylene to Westlake and others, as well as through the sale of co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen. Our sole revenue generating asset will be our 10% limited partner interest in OpCo.

In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year, on a cost-plus basis that is expected to generate a fixed margin per pound of $0.10 (the “Ethylene Sales Agreement”). We believe this agreement will promote more stable and predictable cash flows for OpCo. Any ethylene not sold to Westlake and all co-products that are produced by OpCo will be sold to third parties on either a spot or contract basis. OpCo will also enter into a feedstock supply agreement with Westlake that will supply OpCo with all of the ethane (and any other feedstocks) required for OpCo to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

OpCo primarily uses ethane (a component of natural gas liquids, or NGLs) to produce ethylene. Approximately 66.5% of global ethylene production is based on higher priced feedstocks (primarily naphtha, as well as butane and propane) whose prices are linked to global oil prices. As a result, global ethylene and ethylene derivative prices have generally been linked to movements in global oil prices (principally Brent crude prices) for more than 20 years. In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the production of oil and gas and resulted in the oversupply of ethane. The spread between U.S. ethane and global oil prices has provided a margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethane-based ethylene producers were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This feedstock cost advantage for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers has resulted in a positive cash cost differential that has ranged from $0.24 per pound to $0.49 per pound, and averaged $0.39 per pound, since 2012. Over the last decade, cash margins of U.S. ethane-based ethylene producers were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession.

Following the completion of this offering, Westlake will own a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner (which owns our incentive distribution rights) as well as % of our limited partner units (consisting of              common units and all of the subordinated units). Given Westlake’s significant ownership interest in us following this offering, we believe

Westlake is incentivized to offer us the opportunity to purchase additional assets that it owns, including additional interests in OpCo, although it is under no obligation to do so. We may also pursue organic growth opportunities at OpCo as well as acquisitions from third parties, which could be effected jointly with Westlake. OpCo currently plans to expand the capacity of one of its ethylene production facilities by approximately 250 million pounds in late 2015 or early 2016.

For the year ended December 31, 2013, OpCo had pro forma revenues of approximately $1,202.8 million, pro forma EBITDA of approximately $367.1 million and, pro forma net income of approximately $292.1 million. For the same time period, we had pro forma EBITDA (net of non-controlling interest) of approximately $36.7 million and pro forma net income (net of non-controlling interest) of approximately $29.2 million. On a pro forma basis, revenue from Westlake under the Ethylene Sales Agreement would have represented approximately 70% of OpCo’s pro forma revenues for the year ended December 31, 2013. The remaining 30% of pro forma revenues would have been comprised of third party ethylene and co-product sales. Please read “—Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and to cash flow from operating activities, on a historical basis, which reconciliation is presented in accordance with generally accepted accounting principles (“GAAP”).

Our Assets and Operations

Our sole revenue generating asset will be our 10% limited partner interest in OpCo. We will also own the general partner interest of OpCo. OpCo, in turn, will own:

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two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex (“Petro 1” and “Petro 2”, collectively referred to as “Lake Charles Olefins”), with an annual combined capacity of approximately 2.7 billion pounds;

•	one ethylene production facility at Westlake’s Calvert City, Kentucky complex (“Calvert City Olefins”), with an annual capacity of approximately 630 million pounds; and

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a 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

As the owner of the general partner interest of OpCo, we will control all aspects of the management of OpCo, including its cash distribution policy. See “Business—OpCo’s Assets.”

Our Ethylene Sales Agreement with Westlake

In connection with this offering, OpCo will enter into the Ethylene Sales Agreement with Westlake. The Ethylene Sales Agreement will have an initial term through December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party. The Ethylene Sales Agreement requires Westlake to purchase 95% of OpCo’s planned ethylene production each year, subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. If OpCo’s actual production is in excess of planned ethylene production, Westlake will have the option to purchase up to 95% of production in excess of planned production.

Westlake’s purchase price for the minimum commitment of ethylene under the Ethylene Sales Agreement will be calculated on a per pound basis and includes:

•	the actual price paid by OpCo for the feedstock and natural gas to produce each pound of ethylene (subject to a cap and a floor on the amount of feedstock and natural gas used); plus

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the estimated per pound operating costs (including selling, general and administrative expenses) for the year and a five-year average of future expected maintenance capital expenditures and other turnaround expenditures, less the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; less

•	the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

Westlake’s purchase price for any ethylene produced in excess of the planned production amount will generally equal OpCo’s estimated variable costs of producing the incremental ethylene, plus a $0.10 per pound margin. The estimated operating costs and maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year to reflect certain changes in forecasted costs. If OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for any year, or OpCo’s actual production is below the planned production amount upon which the per pound operating costs and maintenance capital expenditures and other turnaround expenditures are based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs are lower than the estimate, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs. The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures attributable to Westlake’s ethylene purchases. Approximately 5% of OpCo’s ethylene production will be sold on a spot or contract basis to third parties. Average U.S. industry margins for producing ethane-based ethylene are currently substantially in excess of $0.10 per pound, and averaged approximately $0.48 per pound in 2013.

Business Strategies

Our primary business objective is to operate efficiently and safely and to grow our business responsibly, enabling us to increase the amount of cash distributions we make to our unitholders over time while maintaining our financial stability. We intend to accomplish these objectives by executing the following strategies:

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Generate Stable, Fee-Based Cash Flows. We are focused on generating stable cash flows by selling 95% of our ethylene production to Westlake under a long-term, fee-based contract. Our contract with Westlake includes minimum volume commitments and a pricing provision designed to permit OpCo to generally recover its costs (including selling, general and administrative expenses), plus a fixed $0.10 margin per pound of ethylene sold. In addition, we plan to supplement these relatively stable cash flows with additional cash flows by maximizing the price of the 5% of our ethylene production and associated co-products sold to third parties. We intend to maintain our focus on fee-based cash flows as we grow.

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Focus on Operational Excellence. We intend to maximize the throughput of our production facilities while providing safe, reliable and efficient operations. We believe that a key component in generating stable cash flows is to continuously maintain, monitor and improve the safety and reliability of our operations.

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Pursue Organic Growth Opportunities. We intend to enhance the profitability of OpCo’s existing assets by pursuing opportunities such as capacity expansion projects. OpCo plans to expand Petro 1 to increase capacity by approximately 250 million pounds in late 2015 or early 2016 and expects to finance this expansion through borrowings from Westlake. We may also pursue additional organic development projects complementary to our existing businesses, either through OpCo or independently.

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Increase our Ownership of OpCo. We intend to increase our ownership interest in OpCo over time either by purchasing newly issued interests from OpCo or by purchasing outstanding interests in OpCo from Westlake.

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Pursue Growth Opportunities Through Acquisitions. We intend to pursue acquisitions of complementary assets from third parties. Such acquisitions could be pursued independently by OpCo, independently by us or jointly with Westlake.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

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Stable and Predictable Cash Flows from OpCo. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and more promoting stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

Each of OpCo’s ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $28.9 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $         million from the proceeds of this offering to fund OpCo’s initial balance for this turnaround reserve. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

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Strategic Relationship with Westlake. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own         % of our limited partner units (consisting of              common units and all of the subordinated units) and our general partner (which will own our incentive distribution rights). OpCo’s ethylene production facilities are a critical supply source for Westlake’s production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

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Attractive Downstream Polyethylene Product Mix. Westlake focuses on a low-density PE (“LDPE”) and linear low-density PE (“LLDPE”) product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE (“HDPE”), the more commoditized PE grades. A majority of Westlake’s production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

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Highly Integrated Polymers and Vinyls Chain. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Importantly, PVC producers that are integrated in ethylene have a cost advantage that supports higher operating rates allowing such producers to be opportunistic in targeting both the domestic and export markets. Westlake’s vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

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Acquisition and Growth Opportunities. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

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Access to Operational and Industry Expertise. We expect to benefit from Westlake’s extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo’s existing asset base.

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Well Maintained Assets with Long History of Reliable Operations. OpCo continually invests in the maintenance and integrity of its assets. OpCo’s ethylene production facilities have operated above the industry average operating rate of 86.2% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability at the facility. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

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Strategically Located Assets. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake’s Calvert City complex is the only integrated U.S. vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canadian markets. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

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Conservative Financial Profile. OpCo has an intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $         million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $700.7 million as of December 31, 2013. Westlake may also provide direct and indirect financing to us from time to time.

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Experienced Management Team. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically-integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly-integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of December 31, 2013, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the year ended December 31, 2013, Westlake had consolidated revenues of approximately $3.8 billion and net income of $610.4 million. Westlake’s common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “WLK.”

Westlake will retain a significant interest in us through its ownership of     % of our limited partner units (consisting of              common units and all of the subordinated units) and our general partner (which will own all of our incentive distribution rights). We believe Westlake will promote and support the successful execution of our business strategies because of its significant ownership in us and our general partner and its intention to use us to grow its ethylene business. We believe Westlake will offer us the opportunity to purchase additional assets from it, including additional interests in OpCo, although it is under no obligation to do so. We also may have the opportunity to pursue acquisitions which could be effected jointly with Westlake or OpCo.

We will enter into an omnibus agreement with Westlake in connection with this offering. Under the omnibus agreement, Westlake will agree to indemnify OpCo for certain environmental and other liabilities relating to OpCo’s ethylene production facilities and related assets and OpCo will indemnify Westlake for certain environmental liabilities for which Westlake is not otherwise obligated to indemnify OpCo and certain other losses and liabilities resulting from Westlake providing services to OpCo. We or OpCo will enter into a number of agreements with Westlake in connection with this offering, including the Ethylene Sales Agreement described under “—Our Ethylene Sales Agreement with Westlake” and the Feedstock Supply Agreement. Please read “Certain Relationships and Related Transactions.”

While our relationship with Westlake and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Duties.”

OpCo’s Assets

Ethylene Production Facilities. OpCo operates three ethylene production facilities. Ethylene can be produced from either NGLs feedstocks, such as ethane, propane and butane, or from petroleum-derived feedstocks, such as naphtha. Lake Charles Olefins and Calvert City Olefins use ethane primarily as their feedstock. Calvert City Olefins can also use propane as a feedstock and Petro 2 can also use an ethane/propane mix, propane, butane or naphtha as a feedstock.

The following table provides information regarding OpCo’s ethylene production facilities as of                     , 2014:

Plant Location (Description)	Annual Production Capacity (millions of pounds)	Feedstock	Primary Uses of Ethylene
Lake Charles, LA (Petro 1)	1,250	ethane	PE and PVC
Lake Charles, LA (Petro 2)	1,490	ethane, ethane/propane mix, propane, butane or naphtha	PE and PVC
Calvert City, KY (Calvert City Olefins)	630	ethane or propane	PVC

Total	3,370

Longview Pipeline. OpCo owns the Longview Pipeline, which is a 200-mile common carrier ethylene pipeline, with a capacity of 3.5 million pounds per day that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility.

Lake Charles Olefins

Two of OpCo’s ethylene production facilities, which we refer to as Petro 1 and Petro 2 and, collectively, as Lake Charles Olefins, are located at Westlake’s Lake Charles complex. The combined capacity of OpCo’s two ethylene production facilities is approximately 2.7 billion pounds per year. In the first quarter of 2013, we completed the expansion of Petro 2 to increase the ethane-based ethylene capacity at the Lake Charles complex and its conversion to 100% ethane feedstock capability. The Petro 2 expansion increased ethane-based ethylene capacity by approximately 240 million pounds annually.

OpCo currently plans to expand the capacity of Petro 1 by approximately 250 million pounds in late 2015 to early 2016. Along with increasing capacity, this expansion is projected to, among other things, improve ethylene recovery efficiency, improve mechanical reliability and reduce energy consumption in the ethylene production process. OpCo plans to fund the expansion through borrowings from Westlake. For more information on OpCo’s intercompany indebtedness, please read “Certain Relationships and Related Transactions—Intercompany Loans.”

Within Westlake’s Lake Charles complex, Petro 1 and Petro 2 are connected by pipeline systems to Westlake’s PE plants. Westlake may use the ethylene it purchases from OpCo at its Lake Charles complex or transfer it to its Geismar facility or its Longview complex, either through physical transportation or via exchange transactions. Westlake may also use the ethylene it purchases from OpCo with chlorine to produce ethylene dichloride and transport it via barge to Westlake’s Calvert City complex.

In addition, OpCo produces ethylene co-products including chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. OpCo will sell its output of these co-products to external customers.

Calvert City Olefins

One of OpCo’s ethylene production facilities is located at Westlake’s Calvert City complex, which we refer to as Calvert City Olefins. The capacity of Calvert City Olefins is 630 million pounds per year. Our recently completed project at Calvert City Olefins converted its feedstock from propane to ethane and increased its ethylene capacity by approximately 180 million pounds annually. This conversion enables OpCo to access low-cost ethane produced from the Marcellus Shale versus higher cost propane historically utilized by Calvert City Olefins as a feedstock.

Pipeline

OpCo owns a 200-mile 10-inch diameter ethylene pipeline system that connects the Equistar Pipeline, the Flint Hills Pipeline and the Lone Star Storage Facility in Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility. The system has a capacity of 3.5 million pounds per day of ethylene and is operated as a common carrier pipeline by Buckeye Development & Logistics I LLC. As a common carrier intrastate pipeline in Texas, the system is subject to rate regulation under the Texas Utilities Code, as implemented by the Texas Railroad Commission, or the TRRC, and has a tariff on file with the TRRC.

Westlake’s Assets

Lake Charles Complex

Westlake’s Lake Charles complex consists of three tracts of land on over 1,300 acres in Lake Charles, each within two miles of one another. The complex includes OpCo’s two ethylene plants as well as Westlake’s two PE plants. The capacity of Westlake’s two PE plants is approximately 1.4 billion pounds per year. One of Westlake’s PE plants has two production units that use gas phase technology to produce LLDPE and give them the capability to produce HDPE. The other PE plant uses both autoclave and tubular technology to produce LDPE.

Westlake has the capability to consume all of the ethylene produced at Lake Charles Olefins to produce PE in its Olefins business and to produce ethylene dichloride (“EDC”), vinyl chloride monomer (“VCM”) and PVC in its Vinyls business. VCM is used to produce PVC. Westlake uses a majority of its PVC internally in the production of its building products. The remainder of its PVC is sold to downstream fabricators and the export market.

The Lake Charles complex is located near rail transportation facilities, which allows for efficient delivery of raw materials and prompt shipment of products to customers. In addition, the complex is connected by pipeline systems to Westlake’s ethylene feedstock sources in both Texas and Louisiana.

Calvert City Complex

Westlake’s Calvert City complex is situated on 550 acres on the Tennessee River in Kentucky and includes Calvert City Olefins, as well as Westlake’s chlor-alkali plant, VCM plant, PVC plant and large diameter PVC pipe plant. Westlake uses the ethylene produced at Calvert City Olefins to produce PVC.

The capacity of Westlake’s chlor-alkali plant is 550 million pounds of chlorine and 605 million pounds of caustic soda per year. Westlake’s chlorine plant utilizes efficient, state-of-the-art membrane technology. Westlake’s VCM plant has a capacity of 1.3 billion pounds per year and Westlake’s Calvert City PVC plant has a capacity of 1.1 billion pounds per year. Westlake’s large diameter PVC pipe facility has a capacity of approximately 77 million pounds per year. Westlake expanded its PVC plant in Calvert City, which allows Westlake to take advantage of the increased ethylene production at Calvert City Olefins and to provide additional PVC resin to meet the growing demands of Westlake’s global customers. The expansion of the Calvert City PVC plant increases PVC resin capacity by approximately 200 million pounds annually and will be completed during the second half of 2014.

Longview Complex

Westlake’s Longview complex consists of three PE plants and a specialty PE wax plant. The plants are located inside a large Eastman Chemical Company (“Eastman”) facility where Eastman produces a number of other chemical products. Westlake’s Longview plants have a total capacity of 1.1 billion pounds of PE per year. The technologies Westlake uses to produce PE at Longview are similar to the technologies that Westlake employs at Lake Charles. Two of the three PE plants use autoclave technology to produce LDPE, and the other PE plant uses gas phase technology to produce LLDPE and give it the capacity to produce HDPE.

Geismar Facility

Westlake’s vinyls facility in Geismar, Louisiana is situated on 184 acres on the Mississippi River. The site includes a PVC plant with a capacity of 600 million pounds per year and a VCM plant with a capacity of 550 million pounds per year with related ethylene dichloride capacity. In December 2013, Westlake announced the completion and start-up of a chlor-alkali plant at its Geismar facility. The new chlor-alkali unit is designed to produce up to 700 million pounds of chlorine annually.

Building Products Plants

Westlake manufactures and markets water, sewer, irrigation and conduit pipe products under the “North American Pipe” brand and specialty pipe, fittings, profiles and foundation building products under the “North America specialty Products” brand. Westlake also manufactures and markets PVC fence, decking, windows and door profiles under the “Westech Building Products” brand. All of Westlake’s building products are sold to external customers. Predominantly all of the PVC Westlake requires for its building products is produced internally. Westlake purchases the remainder of its PVC requirements from third parties at market prices. As of February 14, 2014, Westlake operated 12 building products plants, consisting of eight PVC pipe plants, two specialty PVC pipe and foundation building products plants and two profiles plants producing PVC fence, decking, windows and door profiles. The majority of the plants are strategically located near the Calvert City complex and serve customers throughout the middle U.S. The combined capacity of Westlake’s 12 building products plants is 1.2 billion pounds per year.

Technology

Historically, Westlake’s technology strategy has been to selectively acquire licenses from third parties and develop proprietary technology. Its selection process incorporates many factors, including the cost of the technology, its customers’ requirements, raw material and energy consumption rates, product quality, capital costs, maintenance requirements and reliability. After acquiring or developing a technology, Westlake devotes considerable effort to effectively employ the technology and further its development, with a view towards continuous improvement of its competitive position.

OpCo has perpetual and paid-up licenses for steam cracking and process recovery technology used at its ethylene plants from the following third-party providers:

•	At Lake Charles:

•	Kellogg, Brown and Root;

•	Chicago Bridge & Iron/Lummus; and

•	Technip Stone & Webster.

•	At Calvert City:

•	CFBraun; and

•	Technip Stone & Webster.

Environmental and Other Regulation

As is common in our industry, producing ethylene involves the use, storage, transportation and disposal of large quantities of toxic and hazardous materials, and our manufacturing operations require the generation and disposal of large quantities of hazardous wastes. We are subject to extensive, evolving and increasingly stringent federal, state and local environmental laws and regulations, which address, among other things, the following:

•	emissions to the air;

•	discharges to land or to surface and subsurface waters;

•	other releases into the environment;

•	remediation of contaminated sites;

•	generation, handling, storage, transportation, treatment and disposal of waste materials; and

•	maintenance of safe conditions in the workplace.

We are subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require us to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. These laws include the federal Clean Air Act (“CAA”), the federal Water Pollution Control Act (the “Clean Water Act”), the Resource Conservation and Recovery Act (“RCRA”), CERCLA, the Toxic Substances Control Act and various other federal, state and local laws and regulations. Examples of environmental regulations and risks associated with our business are outlined below.

The Federal Clean Air Act. The CAA and its implementing regulations, as well as the corresponding state laws and regulations, impose permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the CAA, or any future promulgations of standards may require the installation of controls or changes to our facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the CAA, its implementing regulations, and permits issued under the CAA, could result in fines, penalties or other sanctions.

Release Reporting. The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws, including the Emergency Planning and Community Right-to-Know Act. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Clean Water Act. The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or noncompliance with other requirements of the CWA and analogous state laws and regulations.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation (“Goodrich”) chemical manufacturing complex in Calvert City, Kentucky, which is a portion of the B.F. Goodrich superfund site, Goodrich agreed to indemnify Westlake for any liabilities related to preexisting contamination at the complex. Westlake agreed to indemnify Goodrich for post-closing contamination caused by Westlake’s operations. The soil and groundwater at the complex had been extensively contaminated under Goodrich’s operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation (“PolyOne”), and that predecessor assumed Goodrich’s indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among Westlake, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007, and the case was dismissed. In the settlement the parties agreed that, among other things: (i) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (ii) either Westlake or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (iii) Westlake and PolyOne would negotiate a new environmental remediation utilities and services agreement to cover Westlake’s provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City complex do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by Westlake that have been invoiced to PolyOne to provide the environmental remediation services were $3.3 million and $2.7 million in 2013 and 2012, respectively. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne seeks to readjust the percentage allocation of costs and to recover approximately $1.4 million from Westlake in reimbursement of previously paid remediation costs. The arbitration is currently stayed pending the outcome of discussions between other parties and their insurance carriers.

State Administrative Proceedings. There are several administrative proceedings in Kentucky involving Westlake, Goodrich and PolyOne related to the same manufacturing complex in Calvert City, which includes OpCo’s ethylene production facility in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the “Cabinet”) re-issued Goodrich’s RCRA permit which requires Goodrich to remediate contamination at the Calvert City manufacturing complex. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich’s clean-up obligations under the permit to Westlake. Westlake intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study (“RIFS”) being conducted, under the auspices of the U.S. Environmental Protection Agency (“EPA”) pursuant to an Administrative Settlement Agreement (“AOC”), which became effective on December 9, 2009. See “Federal Administrative Proceedings” below. Periodic status conferences will be held to evaluate whether additional proceedings will be required.

Federal Administrative Proceedings. In May 2009, the Cabinet sent a letter to the EPA requesting the EPA’s assistance in addressing contamination at the Calvert City site under CERCLA. In its response to the Cabinet, the EPA stated that it concurred with the Cabinet’s request and would incorporate work previously conducted under the Cabinet’s RCRA authority into the EPA’s cleanup efforts under CERCLA. Since 1983, the

EPA has been addressing contamination at an abandoned landfill adjacent to our plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. During the past three years, the EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Calvert City site. In June 2009, the EPA notified Westlake that Westlake may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. Westlake negotiated, in conjunction with the other potentially responsible parties, the AOC and an order to conduct the RIFS. Due to our ownership and current operation of the property, we may be subject to additional requirements and liabilities under CERCLA and we cannot assure you that any additional requirements and liabilities under CERCLA will not be material.

Louisiana Notice of Violations. The Louisiana Department of Environmental Quality (“LDEQ”) has issued notices of violations (“NOVs”) regarding our assets, and those of Westlake, for various air compliance issues. We and Westlake are working with LDEQ to settle these claims, and a global settlement of all claims is being discussed. While settlement may result in a total civil penalty in excess of $100,000, such a settlement will likely cover assets owned by both us and Westlake, and to the extent that it covers our assets, the liability will be retained by Westlake.

General. It is our policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for our employees. In some cases, compliance can be achieved only by incurring capital expenditures. In 2013, Westlake made capital expenditures of $6.1 million related to environmental compliance. We estimate that OpCo will make capital expenditures of approximately $         million in 2014 and $         million in 2015, respectively, related to environmental compliance. We anticipate that stringent environmental regulations will continue to be imposed on us and the industry in general. Although we cannot predict with certainty future expenditures, management believes that our current spending trends will continue.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites and our ability to rely on third parties to carry out such remediation. Subject to the foregoing, but taking into consideration our experience regarding environmental matters of a similar nature and facts currently known, and except for the outcome of pending litigation and regulatory proceedings, which we cannot predict, but which could have a material adverse effect on us, we believe that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on our business and financial results.

Employees

Neither we nor OpCo has any employees. As of December 31, 2013, Westlake had 2,166 employees, of which 429 were involved in the ethylene business of our Predecessor. Of these 429 employees involved in the ethylene business, 54 are covered by collective bargaining agreements that expire on November 1, 2014. There have been no strikes or lockouts, and Westlake has not experienced any work stoppages throughout its history. We believe that Westlake’s relationship with the local union officials and bargaining committees is open and positive.

Legal Proceedings

In the ordinary conduct of our business, we and Westlake and our and Westlake’s subsidiaries, including OpCo, are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. See “—Environmental, Health and Safety Matters.” Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we or Westlake or any of our or Westlake’s subsidiaries, including OpCo, are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Competition

Due to the Ethylene Sales Agreement and integration with Westlake, OpCo does not directly compete with other ethylene producers for 95% of the planned volumes it produces. It is only on the 5% of planned ethylene volumes not sold to Westlake where OpCo competes with other regional merchant ethylene producers, including LyondellBasell Industries, Royal Dutch Shell and Flint Hills Resources. Westlake converts the ethylene it purchases into two key derivative products, PE and PVC, and faces competition from other chemical companies in these markets.

In PE and PVC, Westlake competes on the basis of customer service, product deliverability, quality, consistency, performance and price. In PE, Westlake competes with some of the world’s largest chemical companies, including Chevron Phillips Chemical Company, The Dow Chemical Company, ExxonMobil Chemical Company, LyondellBasell Industries and NOVA Chemicals Corporation. In PVC, Westlake competes with other producers including Formosa Plastics Corporation, Axiall Corporation, Oxy Chem, LP and Shintech, Inc. Westlake additionally converts PVC into building products. Competition in the building products market is based on on-time delivery, product quality, customer service, product consistency and price. Westlake competes in the building products market with other producers and fabricators including Diamond Plastics Corporation and JM Eagle.

MANAGEMENT

Management of Westlake Chemical Partners LP

We are managed and operated by the board of directors and executive officers of our general partner, Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake. As a result of owning our general partner, Westlake will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have             directors, at least one of whom will be independent as defined under the standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering. Westlake will appoint at least one independent director to the board of directors of our general partner prior to the date our common units first trade on the NYSE, a second independent director within 90 days of the effective date of this prospectus and a third independent director not later than one year following the date of this prospectus.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Westlake. The amount of time that our executive officers will devote to our business and the business of Westlake will vary in any given period based on a variety of factors. We expect that our general partner’s executive officers will devote as much time as is necessary for the proper conduct of our business and affairs. However, their fiduciary duties to Westlake and other obligations may prevent them from devoting sufficient time to our business and affairs.

Following the consummation of this offering, we will reimburse our general partner and its affiliates, including Westlake, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include those we and OpCo will incur under the services agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read “Certain Relationships and Related Transactions—Contractual Agreements.”

In evaluating director candidates for our general partner, Westlake will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. The President, Chief Executive Officer and Director and the Chairman of the Board of Directors of

our general partner are brothers. Otherwise, there are no familial relationships among any of our general partner’s directors or executive officers. Some of the directors and all of the executive officers of our general partner also serve as executive officers of Westlake. The directors and executive officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Westlake. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.” Each director and executive officer of our general partner will be fully indemnified by us for actions associated with being a director or executive officer to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

Name	Age	Position With Our General Partner
Albert Chao	64	President, Chief Executive Officer and Director
James Chao	66	Chairman of the Board of Directors
M. Steven Bender	57	Senior Vice President, Chief Financial Officer and Director
L. Benjamin Ederington	44	Vice President, General Counsel and Director
George Mangieri	63	Vice President and Chief Accounting Officer

Albert Chao. Mr. Chao has been our general partner’s President, Chief Executive Officer and a director since our general partner’s formation in March 2014 and the sole director of OpCo’s general partner since its formation. Additionally, Mr. Chao has been Westlake’s President since May 1996 and a director since June 2003. Mr. Chao became Westlake’s Chief Executive Officer in July 2004. Mr. Chao has over 40 years of global experience in the chemical industry. In 1985, Mr. Chao assisted his father T.T. Chao and his brother James Chao in founding Westlake, where he served as Executive Vice President until he succeeded James Chao as President. He has held positions in the Controller’s Group of Mobil Oil Corporation, in the Technical Department of Hercules Incorporated, in the Plastics Group of Gulf Oil Corporation and has served as Assistant to the Chairman of China General Plastics Group and Deputy Managing Director of a plastics fabrication business in Singapore. Mr. Chao is a trustee of Rice University. Mr. Chao received a bachelor’s degree from Brandeis University and an M.B.A. from Columbia University.

James Chao. Mr. Chao has been Chairman of the Board of Directors of our general partner since our general partner’s formation in March 2014. Mr. Chao has also been Westlake’s Chairman of the Board since July 2004 and became a director in June 2003. From May 1996 to July 2004, he served as Westlake’s Vice Chairman. Mr. Chao also has responsibility for the oversight of Westlake’s Vinyls business. Mr. Chao has over 40 years of global experience in the chemical industry. In November 2010, he resigned as the Executive Chairman of Titan Chemicals Corp. Bhd, a post he held since June 2003. Prior to that he served as Titan’s Managing Director. He has served as a Special Assistant to the Chairman of China General Plastics Group and worked in various financial, managerial and technical positions at Mattel Incorporated, Developmental Bank of Singapore, Singapore Gulf Plastics Pte. Ltd. and Gulf Oil Corporation. Mr. Chao, along with his brother Albert Chao, assisted their father T.T. Chao in founding Westlake. Mr. Chao is on the board of Baylor College of Medicine and KIPP (Knowledge is Power Program). Mr. Chao received his B.S. degree from Massachusetts Institute of Technology and an M.B.A. from Columbia University.

M. Steven Bender. Mr. Bender has been our general partner’s Senior Vice President, Chief Financial Officer and a director since our general partner’s formation in March 2014. Mr. Bender has also been Westlake’s Senior Vice President and Chief Financial Officer since February 2008. In addition, Mr. Bender has served as its Treasurer since July 2011, a position he also held from February 2008 until December 2010. From February 2007 to February 2008, Mr. Bender served as Westlake’s Vice President, Chief Financial Officer and Treasurer and from June 2005 to February 2007, he served as its Vice President and Treasurer. From June 2002 until June 2005, Mr. Bender served as Vice President and Treasurer of KBR, Inc., and from 1996 to 2002 he held the position of Assistant Treasurer for Halliburton Company. Prior to that, he held various financial positions within that company. Additionally, he was employed by Texas Eastern Corporation for over a decade in a variety of increasingly responsible audit, finance and treasury positions. Mr. Bender received a Bachelor of Business Administration from Texas A&M University and an M.B.A. from Southern Methodist University. Mr. Bender is also a Certified Public Accountant.

L. Benjamin Ederington. Mr. Ederington has been our general partner’s Vice President, General Counsel, Corporate Secretary and a director since our general partner’s formation in March 2014. He has also been Westlake’s Vice President, General Counsel and Corporate Secretary since October 2013. Prior to joining Westlake, he held a variety of senior legal positions at LyondellBasell Industries, N.V. and its predecessor companies, LyondellBasell Industries AF SCA and Lyondell Chemical Company, including most recently as Associate General Counsel, Commercial & Strategic Transactions from March 2010 to September 2013, interim Director of Government Affairs from March 2010 to April 2011 and Lead Counsel, Chemicals from December 2007 to March 2010. He began his legal career more than 17 years ago at the law firm of Steptoe & Johnson, LLP. Mr. Ederington holds a B.A. from Yale University and received his J.D. from Harvard University.

George J. Mangieri. Mr. Mangieri has been our general partner’s Vice President and Chief Accounting Officer since our general partner’s formation in March 2014. Mr. Mangieri has held those same positions for Westlake since February 2007. From April 2000 to February 2007, he was also its Vice President and Controller. Prior to joining Westlake, Mr. Mangieri served as Vice President and Controller of Zurn Industries, Inc. from 1998 to 2000. He previously was employed as Vice President and Controller for Imo Industries, Inc. in New Jersey, and spent over 10 years in public accounting with Ernst & Young LLP, where he served as Senior Manager. He received his Bachelor of Science degree from Monmouth College and is a Certified Public Accountant.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that the board of directors of our general partner will approve equity grants to directors and employees.

Audit Committee

Our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and management of our general partner.

Conflicts Committee

At least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Westlake, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

COMPENSATION DISCUSSION AND ANALYSIS

We and our general partner were formed in March 2014 and will have no material assets or operations until the closing of this offering. Accordingly, our general partner has not accrued and will not accrue any obligations with respect to compensation of its directors and executive officers for any periods prior to the closing of this offering. Because the executive officers of our general partner are employed by Westlake, compensation of the executive officers, other than the long-term incentive plan described below, will be set by Westlake. The executive officers of our general partner will continue to participate in Westlake’s employee benefit plans and arrangements, including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of its executive officers.

Our general partner will not receive a management fee or other compensation for its management of our partnership under the omnibus agreement with Westlake or otherwise. Under the terms of our partnership agreement, we will reimburse our general partner, and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business. The partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include expenses we and OpCo will incur under the services agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid, if any, to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Distributions and Payments to Our General Partner and Its Affiliates” and “The Partnership Agreement—Reimbursement of Expenses.”

Overview

We do not directly employ any of the persons responsible for managing our business, and we do not have a compensation committee. We are managed by our general partner and our executive officers are employees of Westlake. References to “our directors” and “our executive officers” refer to the directors and executive officers of our general partner. Each of our executive officers is also an executive officer of Westlake, and we expect that our executive officers will devote less than a majority of their total business time to the management of our assets. We reimburse Westlake for the services provided to us by Westlake’s employees, including our executive officers. Our reimbursement is governed by the terms of the omnibus agreement as well as our partnership agreement and will be based on Westlake’s methodology used for allocating compensation expenses to us. We will be solely responsible for paying the expenses associated with any awards granted under the long-term incentive plan described below which has been adopted by our general partner.

The compensation of our executive officers (other than long-term incentive plan benefits described below) is and will be determined and approved by Westlake. We expect that our executive officers will not receive additional compensation for their service as such.

Long-Term Incentive Plan

In connection with the completion of this offering, our general partner will adopt the Westlake Chemical Partners LP Long-Term Incentive Plan, or the LTIP, effective as of the date immediately preceding the closing of this offering, as described below. The LTIP will provide our general partner with maximum flexibility with respect to the design of compensatory arrangements for employees, officers, consultants, and directors of our general partner and any of its affiliates providing services to us; however, neither we nor our general partner currently have plans to make any grants under the LTIP in conjunction with this offering. Please see “Compensation of Directors” below for information regarding plans for future grants of Unit Awards under the LTIP to the non-employee directors of our general partner.

Historical Compensation

As previously discussed, we are a wholly-owned subsidiary of Westlake, newly formed to acquire, at the closing of this offering, substantially all of Westlake’s ethelyne production assets and operations. Further, neither we nor our general partner incurred or will incur any cost or liability with respect to compensation of our executive officers for services provided to us prior to the closing of this offering. Accordingly, we have no historical compensation information to present.

Long-Term Incentive Plan

The description of the LTIP set forth below is a summary of the material features of the plan our general partner will adopt immediately proceeding the closing of this offering. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. The LTIP provides for grants of (i) Restricted Units, (ii) unit appreciation rights, referred to as UARs, (iii) unit options, referred to as Options, (iv) Phantom Units, (v) Unit Awards, (vi) substitute awards, (vii) other Unit-Based Awards, (viii) cash awards, (ix) performance awards and (x) distribution equivalent rights, referred to as DERs, collectively referred to as Awards.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed             common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to Awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed.

Options. We may grant Options to eligible persons. Option Awards are options to acquire common units at a specified price. The exercise price of each Option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, “the Code”. Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom Units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit or any combination thereof as determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a participant’s employment prior to the end of the specified period. Cash distribution equivalents may be paid during or after the vesting period with respect to a Phantom Unit, as determined by the committee.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees or directors as a result of a merger, consolidation or acquisition by or involving us, an affiliate of another entity or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or DERs may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, and subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of common units issuable pursuant to the Award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award and, if applicable, the exercise price of an Award, in order to prevent dilution or enlargement of Awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the committee in the terms of the relevant award agreement.

Compensation of Directors

Officers or employees of Westlake or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Westlake or its affiliates will receive compensation for services on our general partner’s board of directors and committees thereof. Following the consummation of this offering, we expect our general partner to implement an annual retainer compensation package for the non-employee directors valued at

approximately $        , of which approximately $         would be paid in the form of an annual cash retainer and the remaining $         retainer fee would be paid in a grant of Unit Awards under the LTIP.

In addition, our general partner expects to pay the audit committee chairman and each audit committee member an annual amount of $         and $        , respectively. We currently expect our general partner to pay meeting fees to the conflicts committee chairman and each conflicts committee member in the amount of $         and $        , respectively, for each committee meeting.

In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Westlake Chemical Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director and named executive officer of our general partner; and

•	all of our directors and executive officers of our general partner as a group.

The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described in “Underwriting.” Unless otherwise noted, the address for each beneficial owner listed below is 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned		Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Westlake Chemical Corporation			%		100%	%
Westlake Chemical Partners GP LLC	—	—		—	—	—%
Albert Chao	—	—		—	—	—%
James Chao	—	—		—	—	—%
M. Steven Bender	—	—		—	—	—%
L. Benjamin Ederington	—	—		—	—	—%
George Mangieri	—	—		—	—	—%
All directors and executive officers as a group (5 persons)			%	—	—	%

The following table sets forth, as of March 24, 2014, the number of shares of common stock of Westlake Chemical Corporation owned by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group:

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Directors and Named Executive Officers	Direct(2)	Other		Percent of Class
Albert Chao	832,442	92,010,554	(3)(4)	69.0%
James Chao	216,008	92,010,554	(4)(5)	68.5%
M. Steven Bender	112,024	—		*
L. Benjamin Ederington	—	—		—
George Mangieri	25,682	—		*
All directors and executive officers as a group (5 persons)	1,186,156	92,010,554		69.3%

*	Less than 1% of the outstanding shares of common stock.
(1)	None of the shares beneficially owned by our directors, nominees or officers are pledged as security.
(2)	The amounts include shares of common stock that may be acquired within 60 days from March 24, 2014 through the exercise of options held by Mr. Albert Chao (570,234), Mr. James Chao (115,882), Mr. Bender (69,034), Mr. Mangieri (1,206) and all directors, nominees and executive officers as a group (756,356). The amounts also include unvested shares of restricted stock held by Mr. Albert Chao (23,964), Mr. James Chao (19,172), Mr. Bender (22,366), Mr. Mangieri (18,122) and all directors and executive officers as a group (83,624), over which such persons have sole voting power but no dispositive power.

(3)	Does not include common stock of Westlake Chemical Corporation owned directly by James Chao and 40,000 shares of common stock owned by Albert Chao’s mother. Albert Chao disclaims beneficial ownership of these shares.
(4)	Two trusts for the benefit of members of the Chao family, including James Chao and Albert Chao, are the managers of TTWFGP LLC, a Delaware limited liability company, which is the general partner of TTWF LP. The limited partners of TTWF LP are five trusts principally for the benefit of members of the Chao family, including James Chao and Albert Chao and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including James Chao and Albert Chao. James Chao, Albert Chao, TTWF LP and TTWFGP LLC share voting and dispositive power with respect to the shares of Westlake’s common stock beneficially owned by TTWF LP. James Chao and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF LP except to the extent of their respective pecuniary interest therein.
(5)	Does not include common stock of Westlake Chemical Corporation owned directly by Albert Chao and 40,000 shares of common stock owned by James Chao’s mother. James Chao disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historical Transactions

Prior to the offering, our Predecessor was the ethylene operations conducted by wholly owned subsidiaries of Westlake and operated as a component of the integrated operations of Westlake and its affiliates. Consequently, we have historically engaged in significant transactions and have had material relationships with Westlake and its affiliates on a continuous basis.

Our Predecessor sold ethylene to Westlake and its affiliates, and purchased from Westlake and its affiliates ethane, propane and other feedstocks.

Ownership of General Partner and Limited Partner Interests

Following the completion of this offering, Westlake will own 90% of the limited partner interests in OpCo. In addition, Westlake will beneficially own our general partner, which owns our incentive distribution rights, as well as     % of our limited partner units (consisting of         common units and all of the subordinated units). As a result, Westlake will continue to be able to control the election of the directors of our general partner, otherwise exercise control or significant influence over our partnership and management policies and generally determine the outcome of any partnership or OpCo transaction or other matter submitted to our unitholders for approval, including certain potential mergers or acquisitions, certain asset sales and other significant partnership transactions. So long as Westlake owns a majority equity interest in our general partner or a significant amount of our limited partner interest, Westlake will continue to be able to effectively control or significantly influence the outcome of such matters.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of a % interest in OpCo and our purchase of an additional % interest in OpCo	•	common units;

•	subordinated units;

•	our incentive distribution rights; and

•

$         million of net proceeds from this offering (after deducting the underwriting discounts and a structuring fee and the expenses of this offering) will be used to purchase a     % interest in OpCo; OpCo, in turn, will use these amounts to repay intercompany indebtedness to Westlake after establishing a cash reserve of $         million for turnaround expenditures.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from such exercise to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake.

Operational Stage

Distributions of cash to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include expenses we and OpCo will incur under the services agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Contractual Arrangements

We and other parties have entered into or will enter into the various documents and agreements that will affect the offering transactions, including our acquisition of interests in OpCo, the transfer of assets in, and the assumption of liabilities by, us and OpCo, and the application of the proceeds of this offering, and we have entered into or are entering into a number of other agreements with Westlake and its affiliates. These agreements are not and will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into OpCo, will be paid from the proceeds of this offering.

The following discussion of agreements with Westlake is qualified in its entirety by reference to such agreements, or in certain instances the forms of such agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Contribution Agreements

In connection with the closing of this offering, we will enter into contribution agreements that will effect certain transactions that will occur at the closing of this offering, including the transfer of Westlake’s ethylene production assets into OpCo, the transfer of ownership interests in OpCo and its general partner to us, and the use of the net proceeds of this offering. While we believe these agreements are on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, they will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Ethylene Sales Agreement

General. In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake (the “Ethylene Sales Agreement”). The Ethylene Sales Agreement requires Westlake to purchase a minimum volume of ethylene each year.

Minimum commitment. Westlake will agree to purchase from OpCo 95% of OpCo’s planned ethylene production per year (the “Minimum Commitment”), subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. So long as Westlake is not in default under the Ethylene Sales Agreement, if OpCo’s actual production exceeds planned production, Westlake will have the option to purchase up to 95% of the excess production (the “Excess Production Option”).

Fee. The fee for ethylene purchased by Westlake from OpCo will be paid monthly. The fee for each pound of ethylene purchased by Westlake up to the Minimum Commitment in any calendar year will equal:

•

the actual price OpCo will pay Westlake to purchase ethane (or other feedstock, such as propane, if applicable) to produce each pound of ethylene, subject to a specified cap and a floor on the amount of feedstock that should be needed to produce each pound of ethylene; plus

•

the actual price OpCo will pay Westlake to purchase natural gas to produce each pound of ethylene, subject to a specified cap and a floor on the amount of natural gas that should be needed to produce each pound of ethylene; plus

•	OpCo’s estimated operating costs (including selling, general and administrative expenses), as described below, divided by OpCo’s planned ethylene production for the year (in pounds); plus

•	a five-year average of OpCo’s expected future maintenance capital expenditures and other turnaround expenditures, divided by OpCo’s planned ethylene production capacity for the year (in pounds); less

•

the proceeds (on a per pound of ethylene basis) received by OpCo from the sale of co-products (including, but not limited to, propylene, crude butadiene, pyrolysis gasoline and hydrogen) associated with producing the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

The fee for the Excess Production Option, if exercised, will equal OpCo’s estimated variable operating costs of producing the incremental ethylene, net of revenues from co-product sales plus a $0.10 per pound margin.

The estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year, to be applicable for the fee for the next calendar year, to reflect certain changes in forecasted costs. The aggregate estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures may be increased at the end of any calendar year, but will not be decreased more than every three years, and will not be decreased below the initial amounts specified in the Ethylene Sales Agreement. Estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures will not be adjusted for (i) increased costs that are the result of OpCo failing to act as a “reasonably prudent operator” or (ii) extraordinary or catastrophic repair and replacement costs. If, for any calendar year, OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for that calendar year, or OpCo’s actual production is below the planned production amount upon which the per pound cost is based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs and expenditures are lower than the estimate, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs and expenditures.

The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures corresponding to the portion of OpCo’s aggregate production that is purchased by Westlake.

Force majeure. A force majeure event under the Ethylene Sales Agreement includes, but is not limited to, acts of God; fire; war; floods, earthquakes, tornadoes, hurricane or other weather events; interruption or delay in transportation and any inadequacy, shortage or failure or breakdown of supply of raw materials; certain labor difficulties (whether or not the demands of the employee are within the power of the claiming party to concede); and compliance with governmental orders or laws. Changes in costs of goods or services or changes in costs of regulatory or other compliance with law or lack of finances are not force majeure events. During any force majeure event with respect to Westlake’s facility, OpCo will be relieved of its obligations to produce ethylene to the extent such obligations are affected by the force majeure event. If the force majeure event is solely with respect to Westlake’s ability to perform under the agreement, Westlake will be obligated to continue to pay for the minimum volume, including with respect to feedstock that Westlake is unable to deliver due to the force majeure event, irrespective of such events’ duration. During any force majeure event with respect to OpCo’s facilities, Westlake will be relieved of its obligation to deliver feedstock and purchase ethylene, but will continue to be obligated to continue to pay for the Minimum Commitment for up to 45 days, after which the Minimum Commitment will be reduced to the extent OpCo is unable to produce the ethylene.

Term. The Ethylene Sales Agreement has an initial term extending until December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated.

Feedstock Supply Agreement

In connection with this offering, OpCo will enter into a 12-year feedstock supply agreement with Westlake, pursuant to which Westlake will agree to sell OpCo ethane and other feedstock in amounts sufficient for OpCo to produce the ethylene to be sold under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

The Feedstock Supply Agreement will provide that OpCo will obtain feedstock from Westlake, based on Westlake’s total cost of purchasing and delivering the feedstock, including applicable transportation, storage and other costs. Title and risk of loss for all feedstock purchased by OpCo through the Feedstock Supply Agreement passes to OpCo upon delivery to one of three delivery points described in the Feedstock Supply Agreement.

If Westlake fails to provide the feedstock required to be delivered under the Feedstock Supply Agreement, and OpCo is unable to produce ethylene because of such failure, Westlake will owe OpCo, as liquidated damages, a fee for each pound of ethylene OpCo is unable to produce equal to the purchase price under the Ethylene Sales Agreement (subject to a rebate for any variable costs not incurred because the ethylene is not produced).

The term of the Feedstock Supply Agreement has an initial term extending until December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party; provided, however, that such agreement can only be renewed in the event the Ethylene Sales Agreement is renewed simultaneously. The Feedstock Supply Agreement will terminate concurrently with any termination of the Ethylene Sales Agreement.

Services Agreement

OpCo will enter into a services agreement with Westlake. Pursuant to the services agreement, Westlake has agreed to provide to OpCo various services including: (i) comprehensive operating services for OpCo’s facilities and (ii) services relating to the maintenance and operation of those common facilities that are necessary for the operation of OpCo’s units (including, but not limited to, control room and process safety, emergency response and security, warehouse and laboratory upkeep and maintenance of buildings and grounds).

Westlake will also make available to OpCo electricity, natural gas, fuel gas, boiler feed water, steam, cooling water, potable water and other shared utility services that are necessary for OpCo to operate its units. In addition, Westlake is responsible for maintaining all permits that are reasonably necessary in connection with the ownership and operation of its facilities. The services agreement also provides that Westlake will use commercially reasonable efforts to furnish such additional services as OpCo may request on terms mutually agreed upon. The provision of services to OpCo is subject to the control of OpCo, and Westlake is required at all times to act in accordance with reasonably prudent operating and maintenance practices of the U.S. chemical industry. In addition, the services are to be performed with the same general degree of care and at the same general degree of accuracy and responsiveness as when Westlake performs services for itself at its Calvert City and Lake Charles complexes.

OpCo has agreed to pay the direct costs of these services, including (i) a prorated share of costs incurred by Westlake or its affiliates in connection with the employment of its employees, including administrative personnel, who provide OpCo services under the agreement on a part-time basis, and such prorated share shall be determined by Westlake on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for OpCo and (ii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization. The services agreement has an initial 12-year term. The services agreement may be renewed thereafter upon agreement of the parties. Westlake may terminate the agreement if the Ethylene Sales Agreement terminates under certain circumstances, if OpCo fails to operate its facilities for a period of six consecutive months (other than due to force majeure or construction following a casualty loss) or if OpCo permanently shuts down its facilities.

Westlake has agreed to provide to OpCo at least 12 months advance notice of any permanent planned shutdown of Westlake’s Calvert City or Lake Charles complexes and at least nine months advance notice of any planned reconfiguration of such complexes where OpCo’s units would be shut down for three months or more (excluding planned maintenance turnarounds).

Site Lease Agreement

OpCo will enter into a site lease agreement with Westlake pursuant to which Westlake has agreed to lease to OpCo the real property underlying Calvert City Olefins and to grant OpCo easements and rights of way necessary to operate OpCo’s units at its ethylene production facilities. OpCo will not owe Westlake any rent under the lease.

The site lease agreement has a term of 50 years. The site lease agreement may be renewed if agreed by the parties. If an event of default with respect to bankruptcy of OpCo occurs, if Westlake terminates the Ethylene Sales Agreement in accordance with its provisions either for cause or due to a force majeure event, or if OpCo ceases to operate Calvert City Olefins for six consecutive months (other than due to force majeure or construction following a casualty loss), Westlake may terminate the site lease following notice and expiration of a cure period to remedy the default. If other events of default under the site lease agreement occur, the non-defaulting party must engage in mediation and a court determination that an event of default has occurred before terminating the site lease. If Calvert City Olefins is destroyed by a casualty loss (other than as a result of the gross negligence or intentional misconduct of OpCo), OpCo may terminate the site lease within 180 days. In addition, if OpCo fails to act in good faith to expeditiously restore Calvert City Olefins following a casualty loss, Westlake has the ability to terminate the site lease, to restore the units and to purchase the units at fair market value.

Omnibus Agreement

Upon the closing of this offering, we and OpCo will enter into an omnibus agreement with Westlake, our general partner and others.

Indemnification. Under the omnibus agreement, Westlake will indemnify OpCo against potential environmental and other legal liabilities, losses and expenses associated with the operation of the assets and occurring before the closing date of this offering, including all existing consent decrees, agreed orders and notices of violation relating to OpCo’s assets. So long as any of the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services agreement or the site lease agreement are in effect, Westlake has agreed to indemnify us for certain potential environmental liabilities associated with the assets retained by Westlake and associated with the operation of those assets after the closing of this offering. In addition, so long as any of the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services agreement or the site lease agreement are in effect, OpCo has agreed to indemnify Westlake against certain potential environmental liabilities related to our assets and associated with the operation of the assets occurring after the closing date of this offering to the extent Westlake is not required to indemnify us.

Additionally, Westlake will indemnify OpCo for retained assets and liabilities (including currently pending litigation against Westlake and its affiliates) and for income taxes attributable to pre-closing operations. In addition, Westlake will indemnify OpCo for liabilities relating to events and conditions associated with the operation of the assets contributed to the Partnership (other than with respect to environmental liabilities) that occur prior to the closing of the offering, to the extent that Westlake is notified in writing within one year after the closing of the offering and we will indemnify Westlake for similar events and conditions associated with the operation of the assets that occur after the closing of this offering.

The agreement also contains an indemnity provision whereby OpCo and our general partner, as indemnifying parties, agree to indemnify Westlake and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by Westlake or other misconduct on its part, as provided in the agreement.

Right of First Refusal. OpCo will grant Westlake a right of first refusal on any proposed transfer of the ethylene production facilities that serve Westlake’s other facilities and we will grant Westlake a right of first refusal on any proposed transfer of our equity interests in OpCo.

If any entity proposes to transfer any asset subject to the right of first refusal pursuant to a bona fide third-party offer, it shall promptly give written notice to Westlake, providing certain required information about the acquisition proposal. Westlake will provide written notice of its decision regarding the exercise of its right of first refusal to purchase the sale assets within 30 days of its receipt of the notice. If Westlake fails to exercise a right during the applicable period, it shall be deemed to have waived its rights with respect to such proposed disposition of the sale assets, but not with respect to any future offer of assets.

If the transfer to the proposed transferee is not consummated in accordance with the terms of the acquisition proposal within the later of (i) 180 days after the applicable acceptance deadline and (ii) 10 days after the satisfaction of all governmental approval or filing requirements, if any, the acquisition proposal shall be deemed to lapse, and the partnership entity may not transfer any of the sale assets described in the disposition notice without complying again with the provisions described above if and to the extent then applicable.

Neither Westlake nor any of its affiliates will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Westlake and any of its affiliates may acquire, construct or dispose of additional ethylene production facilities or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Insurance. Westlake is required to obtain and maintain certain minimum insurance coverage and types during any period in which the Ethylene Sales Agreement or any of the other related agreements is in effect. Westlake must procure and maintain such insurance under individual or blanket policies and (unless an insurer does not permit) include OpCo and the partnership as insureds under all liability policies except for workers compensation insurance.

The insurance to be obtained and maintained by Westlake includes statutory workers compensation insurance, employer’s liability insurance, comprehensive general liability insurance, automobile liability insurance, excess/umbrella liability insurance, property insurance and environmental insurance, in each case meeting specified coverage amounts or other requirements.

OpCo and the partnership also are required under certain circumstances to obtain and maintain at their expense, certain minimum insurance policies and coverages under individual or blanket policies.

Administrative Services. Westlake will provide certain management and other services to us and our general partner. Westlake will provide us with the following services under the omnibus agreement, among others:

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services from Westlake’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and Westlake agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our subsidiaries in the ordinary course of business;

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recommendations on capital raising activities to the board of directors of our general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by Westlake and our general partner from time to time.

As payment for services provided under the omnibus agreement, we or our general partner must pay Westlake (i) all costs incurred by Westlake or its affiliates in connection with the employment of its employees, who provide us services under the agreement on a full-time basis; (ii) a prorated share of costs incurred by Westlake or its affiliates in connection with the employment of its employees, including administrative personnel, who provide us services under the agreement on a part-time basis, and such prorated share shall be determined by Westlake on a commercially reasonable basis; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges.

Either Westlake or our general partner may temporarily or permanently exclude any particular service from the scope of the omnibus agreement upon 180 days’ notice. Westlake also has the right to delegate the performance of some or all of the services to be provided pursuant to the omnibus agreement to any other person or entity, though such delegation does not relieve Westlake from its obligations under the agreement.

In order to facilitate the carrying out of services under the omnibus agreement, we, on the one hand, and Westlake and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

The agreement also contains a provision stating that Westlake is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by Westlake, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from Westlake or certain affiliates, except in cases of gross negligence, willful misconduct, bad faith, reckless disregard in performance of services under the agreement or fraudulent or dishonest acts on our part.

OpCo Partnership Agreement

We, Westlake Chemical OpCo GP LLC and Westlake have entered into an agreement of limited partnership for OpCo. This agreement governs the ownership and management of OpCo and designates Westlake Chemical OpCo GP LLC as the general partner of OpCo. Westlake Chemical OpCo GP LLC will generally have complete authority to manage OpCo’s business and affairs. We will control Westlake Chemical OpCo GP LLC, as its sole member.

Approval from Westlake will be required for the following actions relating to OpCo:

•	effecting any merger or consolidation involving OpCo;

•	effecting any sale or exchange of all or substantially all of OpCo’s assets;

•	dissolving or liquidating OpCo;

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creating or causing to exist any consensual restriction on the ability of OpCo or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•	settling or compromising any claim, dispute or litigation directly against, or otherwise relating to the indemnification by OpCo of, any of the officers of Westlake Chemical OpCo GP LLC; or

•	issuing additional partnership interests in OpCo.

Intercompany Loans

Westlake has historically loaned cash to OpCo to fund OpCo’s capital expenditures. As of December 31, 2013, OpCo had $253.0 million in outstanding indebtedness payable to Westlake. Of that indebtedness, $238.6 million bears interest at a rate of the prime rate plus an applicable margin of 1.5% and $14.4 million bears interest at a rate of the prime rate plus an applicable margin of 0.25%. OpCo will repay a portion of this indebtedness with the net proceeds of this offering. We expect that Westlake will loan additional cash to OpCo to fund its capital expenditures in the future, but Westlake is under no obligation to do so, except for the revolving line of credit commitment described below.

OpCo will enter into a five year, $600.0 million revolving line of credit with Westlake in connection with the closing of the offering. The revolving line of credit is available to fund turnaround costs, working capital and to finance acquisitions and other expansion capital expenditures. The revolving credit committed amount may be increased by $         million up to a total commitment of $         million with the approval of Westlake. Borrowings under the revolving line of credit bear interest at plus an applicable margin of     %. At the consummation of this offering, OpCo will have no outstanding borrowings under the revolving line of credit.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Summary of Applicable Duties

The Delaware Act provides that, to the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement, the partner’s or other person’s duties may be expanded or restricted or eliminated by provisions in the partnership agreement, provided that that the Delaware Act provides that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner and its executive officers and directors would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The OpCo partnership agreement also eliminates and replaces the fiduciary standards to which we and Westlake Chemical OpCo GP LLC would otherwise be held to owe Westlake, as a limited partner in OpCo, by state fiduciary duty law and specifically defines the remedies available to Westlake for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must act in a manner that it believes is not adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner and its executive officers and directors will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to act, the directors and executive officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and executive officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner beneficial to Westlake.

Conflicts may arise as a result of the duties of our general partner and its directors and executive officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers and owners (including Westlake), on the one hand, and us and our unaffiliated limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution, course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner; or

•	approved by the holders of a majority of our outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be “in good faith,” and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such determination was not in good faith. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to holders of our incentive distribution rights and the ability of the subordinated units to convert into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of Westlake have a fiduciary duty to make decisions in the best interests of the owners of Westlake, which may be contrary to our interests.

The officers and certain directors of our general partner have fiduciary duties to Westlake that may cause them to pursue business strategies that disproportionately benefit Westlake or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Westlake, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

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our general partner and its executive officers and directors will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any losses sustained or liabilities incurred as a result of the general partner’s, officer’s or director’s determinations, acts or omissions in their capacities as general partner, officers or directors, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

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in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Unlike many other master limited partnerships, which require at least two independent members of the conflicts committee, our partnership agreement provides that a conflicts committee may be comprised of one or more directors. If we establish a conflicts committee with only one director, your interests may not be as well served as if we had a conflicts committee comprised of at least two independent directors. A single member conflicts committee would not have the benefit of discussion with and input from other independent directors.

By purchasing a common unit, the purchaser agrees to be bound by the provisions in our partnership agreement. Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

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expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our equity interests, and incurring any other obligations;

•	making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash or cash equivalents;

•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

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forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including firms, trusts and unincorporated organizations);

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controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

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purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative interests relating to, convertible into or exchangeable for our partnership interests; and

•	entering into agreements with any of its affiliates, including to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the price calculated in accordance with our partnership agreement. Please read “Risk Factors— Risks Inherent in an Investment in Us— Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.” and “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Westlake, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Westlake may compete with us for investment opportunities and may own an interest in entities that compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Westlake. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Please read “Risk Factors—Risks Inherent in an Investment in Us—Westlake and other affiliates of our general partner may compete with us.”

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—IDR Holders’ Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner and its directors and executive officers with contractual standards governing the duties of our general partner and contracted methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates (including its directors and executive officers) that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any higher standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

In making decisions, other than one where our general partner is permitted to act in its sole discretion, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing a common unit, the purchaser automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•

makes the consents, acknowledgements and waivers contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which we will adopt in connection with the closing of this offering. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement, when available, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of distributable cash flow, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner and its executive officers and directors, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Westlake Chemical Partners LP was organized in March 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the production, transportation, storage and sale of ethylene and associated co-products, our general partner may decline to do so in its sole discretion. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Action	Unitholder Approval Required

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in several states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner will own approximately     % of our outstanding common units and subordinated units excluding common units purchased by directors and officers of our general partner under our directed unit program.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners, considered as a whole, or any particular class of limited partners, as compared to other classes of limited partners;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our general partner will own     % of our outstanding limited partner units, including all of our subordinated units (or     % of our outstanding limited partners interests if the underwriters exercise in full their option to purchase additional common units from us) and excluding common units purchased by directors and officers of our general partner under our directed unit program.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, our general partner may sell or transfer its subordinated units and incentive distribution rights to an affiliate or third party without the approval of the unitholders. By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Westlake Chemical Partners GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with Westlake. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to Westlake and the common units issuable upon the conversion of the subordinated units upon request of Westlake. In addition, the registration rights agreement gives Westlake piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Westlake and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Westlake will hold an aggregate of common units and all              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and Westlake have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the “Long-Term Incentive Plan”). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Westlake Chemical Partners LP and our operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We have requested and obtained a favorable private letter ruling from the IRS to the effect that the production, transportation, storage and marketing of ethylene and its co-products will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow. Furthermore, the tax consequences of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (i) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the processing, transportation, storage and marketing of certain natural resources, including products of natural gas, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the distributable cash flow to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

For any taxable year ending on or before December 31, 2020, holders of common units (excluding converted subordinated units held by Westlake or its affiliates) may be allocated additional gross operating income; provided that no such special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20% of the cash distributed on the common units purchased in this offering with respect to such year.

The ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	We distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions. In addition, for any taxable year ending on or before December 31, 2020, holders of common units (excluding converted subordinated units held by Westlake or its affiliates) may be allocated additional gross operating income; provided that no such special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20% of the cash distributed on the common units purchased in this offering with respect to such year.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to consult their own tax advisors and to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation, to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of the units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units.

Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the U.S. because of their ownership of our common units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishment in the U.S. within the meaning of any applicable tax treaty. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the U.S. will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our real property interests and other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, or in which the unitholder is a resident. We will initially own assets and conduct business in Kentucky, Louisiana and Texas; Kentucky and Louisiana currently impose a personal income tax on individuals and an income tax on corporations and other entities. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

While you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN WESTLAKE CHEMICAL PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Barclays Capital Inc. and UBS Securities LLC are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to     % of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and UBS Securities LLC for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be $         million (excluding underwriting discounts and commissions and a structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of             additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and its affiliates, including Westlake, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC, we and they will not directly or indirectly, for a period of 180 days after the date of this prospectus (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than (i) the common units being sold in this offering, (ii) common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date hereof; provided, that any recipient of such common units must agree in writing to be bound by these provisions for the remaining term of the lock-up period, (iii) common units or any securities convertible or exchangeable into common units as payment of any part of the purchase price for any businesses that we acquire; provided, that any recipient of such common units must agree in writing to be bound by these provisions for the remainder of the lock-up period or (iv) common units or any securities that are convertible or exchangeable into common units pursuant to an effective registration statement that is filed pursuant to clause (3) below), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than (i) any registration statement on Form S-8 or (ii) a registration statement solely relating to the entrance by us into a definitive agreement related to an acquisition; provided, that notwithstanding anything to the contrary, the prior approval of Barclays Capital Inc. and UBS Securities LLC shall be required in the event we file, or participate in the filing of, a registration statement during the lock-up period prior to the entrance by us into a definitive agreement related to an acquisition) or (4) publicly disclose the intention to do any of the foregoing.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period—in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event unless such extension is waived in writing by Barclays Capital Inc. and UBS Securities LLC.

Barclays Capital Inc. and UBS Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Barclays Capital Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved up to     % of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. The directed unit program will be arranged through          of our underwriters,                     . Any participants in the directed unit program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to such program for a period of              days after the date of this prospectus. We have agreed to indemnify                      and the underwriters in connection with the directed unit program. Members of the Chao family, or entities affiliated with such members, who in aggregate beneficially own approximately 69% of Westlake’s common stock, have indicated an interest in purchasing a portion of the common units being offered in this offering through our directed unit program.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the New York Stock Exchange under the symbol “WLKP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have in the past, and may in the future, perform investment banking, commercial banking, advisory and other services for us and our respective affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (ii) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial

Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The combined carve-out financial statements of Westlake Chemical Partners LP Predecessor as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Westlake Chemical Partners LP as of March 14, 2014 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled “Summary,” “Risk Factors,” “Industry” and “Business” contain certain information with respect to the ethylene and ethylene derivatives industry that has been sourced from Wood Mackenzie Limited’s April 2014 report. Wood Mackenzie Limited has agreed to be named as an expert with respect to such information, as indicated in the consent of Wood Mackenzie Limited filed as an exhibit to the registration statement on Form S-1 under the Securities Act of 1933 of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.            .com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the amount of ethane that we are able to process, which could be adversely affected by, among other things, operating difficulties;

•	the volume of ethylene that we are able to sell;

•	the price at which we are able to sell ethylene;

•	changes in the price and availability of electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof);

•	inability to acquire or maintain necessary permits;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties or failures;

•	labor disputes;

•	late delivery of raw materials;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents;

•	our ability to borrow funds and access capital markets; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined carve-out balance sheet as of December 31, 2013, and the unaudited pro forma combined carve-out statement of operations for the year ended December 31, 2013 (together with the notes to the unaudited pro forma combined carve-out financial statements, the “pro forma financial statements”), of Westlake Chemical Partners LP (the “Partnership,” “we,” “our,” or “us”). The pro forma financial statements have been derived from the historical combined carve-out financial statements of Westlake Chemical Partners LP Predecessor, our predecessor for accounting purposes (our “Predecessor”) included elsewhere in this prospectus. Our Predecessor consists of the assets, liabilities and results of operations of the ethylene business of Westlake Chemical Corporation (“Westlake” or “Parent”).

The pro forma financial statements should be read in conjunction with our Predecessor’s historical combined carve-out financial statements, including the related notes to the combined carve-out financial statements. The pro forma adjustments are based on currently available information and certain estimates and assumptions; actual adjustments may differ from the pro forma adjustments. However, management believes these estimates and assumptions provide a reasonable basis for presenting the significant effects of contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial statements.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on December 31, 2013, in the case of the unaudited pro forma combined carve-out balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma combined carve-out statement of operations for the year ended December 31, 2013. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had acquired its limited and general partner interests in Westlake Chemical OpCo LP (“OpCo”) and the offering had been consummated on the dates indicated, or the results that will be obtained in the future.

The Partnership will own 10% of the limited partner interest and all of the general partner interest in OpCo. OpCo is a limited partnership formed by Westlake in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control, and therefore consolidate, OpCo through our ownership of its general partner. The initial assets contributed by Westlake to OpCo consist of three ethylene production facilities and an ethylene pipeline (the “Contributed Assets”). The contribution of the Contributed Assets to OpCo will be recorded at Westlake’s historical carryover basis, as it constitutes a reorganization of entities under common control. While the Predecessor’s provision for income taxes has been computed on a separate return basis, the pro forma financial statements have been prepared under the assumption we will be treated as a partnership for U.S. federal income tax purposes.

The pro forma financial statements give pro forma effect to the matters described in the accompany notes, including:

•	Westlake’s contribution to OpCo of three ethylene production facilities and a 200-mile ethylene pipeline (the “Longview Pipeline”);

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP, LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to subsidiaries of Westlake of             common units,             subordinated units and the incentive distribution rights;

•	the consummation of this offering and our issuance of common units to the public at an assumed initial offering price of $ per unit;

•

OpCo’s execution of multiple long-term commercial agreements with Westlake, including the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services agreement and the omnibus agreement; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The pro forma financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

WESTLAKE CHEMICAL PARTNERS LP

UNAUDITED PRO FORMA COMBINED CARVE-OUT BALANCE SHEET

		Pro forma Adjustments
As of December 31, 2013	Predecessor Historical	Predecessor Retained		Offering Related			Partnership Pro Forma
	(in thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$—	$—		$		(b)	$
Accounts receivable, net	71,812	(71,812)	(a)		—			—
Inventories	116,377	(107,960)	(a)		—			8,417
Prepaid expenses and other current assets	257	(257)	(a)		—			—
Deferred income taxes	4,448	(4,448)	(a)		—			—

Total current assets	192,894	(184,477)
Property, plant and equipment, net	762,972	(46,497)	(a)		—			716,475
Equity investment	10,411	(10,411)	(a)		—			—
Other assets, net
Goodwill and intangible assets, net	5,873	—			—			5,873
Deferred charges and other assets, net	69,324	—			—			69,324

Total other assets, net	75,197	—			—			75,197

Total assets	$1,041,474	$(241,385)		$			$

LIABILITIES
Current liabilities
Accounts payable	$122,564	$(122,564)	(a)		$—			$—
Accrued liabilities	26,688	(26,688)	(a)		—			—

Total current liabilities	149,252	(149,252)			—			—
Long-term debt payable to Westlake	252,973	(14,400)	(a)			(c)
Deferred income taxes	182,855	(181,258)	(a)		—			1,597
Other liabilities	962	(962)	(a)		—			—

Total liabilities	586,042	(345,872)

Commitments and contingencies

NET INVESTMENT/EQUITY AND NONCONTROLLING INTEREST IN OPCO
Net investment	455,432	—			(455,432)	(d)		—
Westlake Chemical Partners LP partners’ capital	—	104,487	(a)		(27,783)	(f)		76,704
Noncontrolling interest in OpCo	—	—			690,340	(e)		690,340

Total net investment/equity and noncontrolling interest in OpCo	455,432	104,487			207,125			767,044

Total liabilities, net investment/equity and noncontrolling interest in OpCo	$1,041,474	$(241,385)		$			$

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP

UNAUDITED PRO FORMA COMBINED CARVE-OUT STATEMENT OF OPERATIONS

		Pro Forma Adjustments
Year Ended December 31, 2013	Predecessor Historical	Predecessor Retained		Offering Related		Partnership Pro Forma
	(in thousands of dollars, except per unit data)
Revenue
Net ethylene sales—Westlake	$1,603,043	$(763,937)	(g)(h)	$—		$839,106
Net co-product, ethylene and feedstock sales—third parties	524,704	(161,019)	(g)	—		363,685

Total net sales	2,127,747	(924,956)		—		1,202,791
Cost of sales	1,255,140	(374,799)	(i)	—		880,341

Gross profit	872,607	(550,157)		—		322,450
Selling, general and administrative expenses	25,451	—		—		25,451

Income from operations	847,156	(550,157)		—		296,999
Other income (expense)
Interest expense—Westlake	(8,032)	504	(j)	4,068	(m)	(3,460)
Other income (expense), net	7,701	(7,869)	(k)	—		(168)

Income before income taxes	846,825	(557,522)		4,068		293,371
Provision for income taxes	300,279	(298,963)	(l)	—		1,316

Net income	546,546	(258,559)		4,068		292,055
Less: Net income attributable to noncontrolling interest in OpCo	—	—		262,850	(n)	262,850

Net income attributable to Westlake Chemical Partners LP	$546,546	$(258,559)		$(258,782)		$29,205

Limited partners’ interest in net income attributable to Westlake Chemical Partners LP:
Common units
Subordinated units
Net income per limited partner unit (basic and diluted):
Common units
Subordinated units
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of dollars)

(a) Reflects the elimination of balances included in the Predecessor that will remain with Westlake and will not be contributed to OpCo, as follows:

December 31, 2013
Accounts receivable, net	$(71,812)
Inventories(1)	(107,960)
Prepaid expenses and other current assets	(257)
Deferred income taxes (see note (l))	(4,448)
Property, plant and equipment, net(2)	(46,497)
Equity investment	(10,411)
Accounts payable	(122,564)
Accrued liabilities	(26,688)
Long-term debt payable to Westlake	(14,400)
Deferred income taxes (see note (l))	(181,258)
Other liabilities	(962)
Westlake Chemical Partners LP partners’ capital (see note (e) and note (f))	104,487

(1)	Reflects an adjustment to eliminate the balance in the Predecessor’s inventories, other than ethylene co-product inventories, which will be contributed to OpCo in connection with this offering.
(2)	Reflects an adjustment to eliminate the balance in the Predecessor’s property, plant and equipment related to certain shared utility assets and certain transportation assets included in the Predecessor’s historical combined carve-out balance sheet, which will be retained by the Predecessor.

(b) Reflects adjustments to Cash and cash equivalents, as follows:

December 31, 2013
Gross proceeds from initial public offering	$
Underwriters’ discount and fees
Expenses and costs of initial public offering
OpCo’s repayment of Long-term debt payable to Westlake (see note (c))

Cash and cash equivalents pro forma adjustment	$

(c) Represents OpCo’s repayment of $         on the promissory notes payable to Westlake from the proceeds contributed to OpCo by us in connection with this offering. See note (b).

(d) Represents the elimination of Westlake’s net investment in the Predecessor and its reclassification to Westlake Chemical Partners LP partners’ capital.

(e) Reflects 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

December 31, 2013
Reclassification of Westlake’s net investment in the Predecessor (see note (d))	$455,432
Equity impact of eliminating balances not contributed to OpCo (see note (a))	104,487
Contribution to OpCo of net proceeds from initial public offering (see note (b))	207,125

Net adjustment before noncontrolling interest	767,044
Noncontrolling interest held by Westlake in OpCo	90%

Noncontrolling interest in OpCo pro forma adjustment	$690,340

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

(f) Reflects adjustments to Westlake Chemical Partners LP partners’ capital, as follows:

December 31, 2013
Reclassification of Westlake’s net investment in the Predecessor (see note (d))	$455,432
Noncontrolling interest in OpCo (see note (e))	690,340
Gross proceeds from initial public offering (see note (b))
Underwriters’ discount and fees(1) (see note (b))
Expenses and costs of initial public offering(1) (see note (b))

Westlake Chemical Partners LP partners’ capital pro forma adjustment	$(27,783)

(1)	Underwriters’ discounts and fees and other expenses and costs of this offering will be allocated to the public common units.

(g) Reflects the elimination of activity related to the resale of ethylene and feedstock included in the Predecessor that will not be a part of OpCo’s operations after this offering or the execution of the Ethylene Sales Agreement.

(h) Reflects a reduction in the Predecessor’s ethylene sales to Westlake, as follows:

Year Ended December 31, 2013
Price changes related to OpCo’s execution of the Ethylene Sales Agreement with Westlake	$(495,395)
Ethylene pipeline tariff fee charged to Westlake(1)	3,716

Net ethylene sales-Westlake pro forma adjustment	$(491,679)

(1)	Following the closing of this offering, OpCo will enter into an agreement with Westlake for the transportation of ethylene through the Longview Pipeline. This pro forma adjustment is based on 2013 historical throughput volume and applicable historical tariffs.

Our Predecessor recognized revenue for ethylene volume sold internally based on a pricing formula intended to approximate the fair market value of the commodity. Historically, 100% of ethylene production was sold internally. Following the closing of this offering, 95% of the Partnership’s planned ethylene production will be sold to Westlake under the Ethylene Sales Agreement. Furthermore, Westlake will hold an option to purchase 95% of actual ethylene production in excess of planned ethylene production (see “Contractual Arrangements-Ethylene Sales Agreement”). For purposes of this unaudited pro forma combined carve-out statement of operations, it is assumed that Westlake exercised its option to take 95% of the actual ethylene production in excess of planned production, resulting in Westlake taking 95% of actual 2013 ethylene production for pro forma purposes with the remaining 5% being sold to third parties. Pricing of ethylene sold to Westlake under the Ethylene Sales Agreement, net of revenues from co-product sales, is expected to generate a fixed margin per pound of $0.10. For the year ended December 31, 2013, the price per pound of ethylene sold under the Ethylene Sales Agreement would have been lower than historical prices charged by our Predecessor for ethylene consumed internally primarily due to the margin being earned on internal ethylene sales by the Predecessor being significantly higher than the fixed margin that would have been earned by us under the Ethylene Sales Agreement. Pro forma ethylene sales to third parties reflect 5% of actual 2013 ethylene production at the average 2013 historical sales price per pound to third parties.

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

(i) Reflects the elimination of activity related to purchases of ethylene and feedstock for resale included in the Predecessor that will not be a part of OpCo’s operations after the execution of the Ethylene Sales Agreement.

Pro forma Cost of sales reflects the historical ethylene manufacturing costs incurred by the Predecessor, including feedstock and conversion costs. Following the closing of this offering, OpCo will source its feedstock needs required to comply with the production requirements of the Ethylene Sales Agreement from Westlake under the Feedstock Supply Agreement (see “Contractual Arrangements-Feedstock Supply Agreement”). The Predecessor’s Cost of sales reflects the historical costs associated with procuring, transporting and storing feedstock used in the ethylene manufacturing process. Therefore, no adjustment has been made to the Predecessor’s historical manufacturing feedstock costs. Further, conversion costs to be incurred by OpCo are expected to remain consistent with historical costs incurred by the Predecessor (see “Contractual Arrangements-Services Agreement”). As such, no adjustment has been made to the Predecessor’s historical conversion costs.

(j) Represents a reduction in Interest expense-Westlake associated with the elimination of $14,400 in Long-term debt payable to Westlake included in the Predecessor that will not be contributed to OpCo. See note (a).

(k) Reflects the elimination of a $3,158 settlement secured by the Predecessor against a customer during 2013, but related to a contract dispute arising in the years prior to January 1, 2013, which, under the omnibus agreement, would be collected, retained and recognized by Westlake, as well as the elimination of $4,711 of the Predecessor’s equity in the income of the Equity investment that will not be contributed to OpCo. See note (a).

(l) Reflects the elimination of the Predecessor’s historical provision for federal income tax of $300,279, offset by the estimated pro forma state margin tax of $1,316 for which the Partnership will be liable following the closing of this offering. Westlake Chemical Partners LP will be treated as a nontaxable, publicly traded partnership for U.S. federal income tax purposes following this offering. The Partnership will not record a provision for federal income tax or associated deferred taxes. See note (a).

(m) Represents a reduction in Interest expense-Westlake resulting from OpCo’s repayment of $         in Long-term debt payable to Westlake. See notes (b) and (c).

(n) Reflects pro forma net income attributable to the 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

Year Ended December 31, 2013
Partnership pro forma net income	$292,055
Noncontrolling interest held by Westlake in OpCo	90%

Net income attributable to noncontrolling interest in OpCo pro forma adjustment	$262,850

Pro forma net income per unit

We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to pro forma net income for 2013.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed                  common units and                  subordinated units to be outstanding. All units were assumed to have been outstanding since January 1, 2013.

Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared on the incentive distribution rights during the period, based upon the assumption that distributions were declared equal to pro forma net income for 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Westlake Chemical Partners LP:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Westlake Chemical Partners LP (the “Partnership”) at March 14, 2014, in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Partnership’s management; our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 29, 2014

WESTLAKE CHEMICAL PARTNERS LP BALANCE SHEET

March 14, 2014
ASSETS
Total assets	$—

PARTNERS’ CAPITAL
Partner’s capital
Limited partner	$1,000
Less note receivable from limited partner	(1,000)
General partner	—

Total partners’ capital	$—

The accompanying notes are an integral part of the financial statements.

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO BALANCE SHEET

1. Description of Business

Westlake Chemical Partners LP (the “Partnership”) is a Delaware limited partnership formed on March 14, 2014. Westlake Chemical Partners GP LLC (the “General Partner”) is a limited liability company also formed on March 14, 2014, to become the general partner of the Partnership.

On March 14, 2014, Westlake International Service Corporation, a Delaware corporation, contributed $1,000 in the form of a note receivable to the Partnership in exchange for a 100 percent limited partner interest. There have been no other transactions involving the Partnership as of March 14, 2014.

2. Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through April 29, 2014, the date the balance sheet was issued, for potential recognition or disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Westlake Chemical Corporation:

In our opinion, the accompanying combined carve-out balance sheets and the related combined carve-out statements of operations, of changes in net investment and of cash flows present fairly, in all material respects, the financial position of Westlake Chemical Partners LP’s Predecessor (the Predecessor) at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 29, 2014

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT BALANCE SHEETS

	December 31,
	2013	2012
	(in thousands of dollars)
ASSETS
Current assets
Accounts receivable, net	$71,812	$84,916
Inventories	116,377	110,320
Prepaid expenses and other current assets	257	107
Deferred income taxes	4,448	5,278

Total current assets	192,894	200,621
Property, plant and equipment, net	762,972	591,111
Equity investment	10,411	10,813
Other assets, net
Goodwill and intangible assets, net	5,873	5,952
Deferred charges and other assets, net	69,324	26,346

Total other assets, net	75,197	32,298

Total assets	$1,041,474	$834,843

LIABILITIES
Current liabilities
Accounts payable	$122,564	$108,272
Accrued liabilities	26,688	52,013

Total current liabilities	149,252	160,285
Long-term debt payable to Westlake	252,973	253,000
Deferred income taxes	182,855	146,631
Other liabilities	962	1,115

Total liabilities	586,042	561,031

Commitments and contingencies (Note 15)

NET INVESTMENT
Net investment	455,432	273,812

Total liabilities and net investment	$1,041,474	$834,843

The accompanying notes are an integral part of the combined carve-out financial statements

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Revenue
Net ethylene sales—Westlake	$1,603,043	$1,507,501	$1,638,338
Net co-product, ethylene and feedstock sales—third parties	524,704	741,597	612,705

Total net sales	2,127,747	2,249,098	2,251,043
Cost of sales	1,255,140	1,613,446	1,841,945

Gross profit	872,607	635,652	409,098
Selling, general and administrative expenses	25,451	24,103	24,312

Income from operations	847,156	611,549	384,786
Other income (expense)
Interest expense—Westlake	(8,032)	(8,937)	(8,947)
Other income, net	7,701	4,186	2,804

Income before income taxes	846,825	606,798	378,643
Provision for income taxes	300,279	210,878	131,670

Net income	$546,546	$395,920	$246,973

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Net investment
Balance at beginning of the year	$273,812	$216,705	$166,811
Net income	546,546	395,920	246,973
Net distributions:
Contribution of debt payable to Parent into net investment	238,600	—	—
Distributions to Parent, net	(603,526)	(338,813)	(197,079)

Net distributions to Parent	(364,926)	(338,813)	(197,079)

Balance at end of the year	$455,432	$273,812	$216,705

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Cash flows from operating activities
Net income	$546,546	$395,920	$246,973
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	73,463	64,257	57,193
Provision for doubtful accounts	40	82	1,029
Loss from disposition of fixed assets	1,905	2,834	30
Deferred income taxes	37,054	(8,096)	(1,859)
Equity in income of joint venture, net of dividends	402	277	(364)
Changes in operating assets and liabilities
Accounts receivable	14,352	13,612	(29,853)
Inventories	(6,057)	53,061	(22,548)
Prepaid expenses and other current assets	(150)	164	14
Accounts payable	7,362	(34,937)	17,226
Accrued and other liabilities	(20,852)	17,717	11,833
Other, net	(51,556)	(8,070)	(10,958)

Net cash provided by operating activities	602,509	496,821	268,716

Cash flows from investing activities
Additions to property, plant and equipment	(223,130)	(158,440)	(73,681)
Proceeds from disposition of assets	—	—	2,108
Settlements of derivative instruments	(6,920)	432	(64)

Net cash used for investing activities	(230,050)	(158,008)	(71,637)

Cash flows from financing activities
Proceeds from 2013 Promissory Notes	231,067	—	—
Net distributions to Parent	(603,526)	(338,813)	(197,079)

Net cash used for financing activities	(372,459)	(338,813)	(197,079)

Net increase in cash	—	—	—
Cash at beginning of the year	—	—	—

Cash at end of the year	$—	$—	$—

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of dollars)

1.	Business and Basis of Presentation

Description of Business

Westlake Chemical Partners LP is a Delaware limited partnership formed on March 14, 2014, by Westlake Chemical Corporation and Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake Chemical Corporation. In anticipation of a proposed initial public offering (“IPO”) of common units by Westlake Chemical Partners LP (the “Partnership”), Westlake Chemical Corporation identified certain ethylene and other transportation related assets that would be contributed to Westlake Chemical OpCo LP in connection with the IPO (as described in more detail below, the “Contributed Assets”). Westlake Chemical OpCo LP (the “OpCo”) is a Delaware limited partnership formed on March 14, 2014 by Westlake Chemical Corporation and Westlake Chemical OpCo GP LLC, the latter of which is a wholly owned subsidiary of Westlake Chemical Partners LP. Westlake Chemical Partners LP’s predecessor reflects the assets, liabilities and results of operations of the ethylene business including the Contributed Assets. References to the “Predecessor” refers to the predecessor of Westlake Chemical Partners LP. References to “Westlake” or “Parent” refer to Westlake Chemical Corporation and its consolidated subsidiaries other than the Partnership, the OpCo and their respective subsidiaries.

The Predecessor generates revenue by selling ethylene and ethylene co-products to Westlake and external customers. The Predecessor’s primary ethylene co-products are chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. The Predecessor also has storage agreements and exchange agreements that allow access to customers who are not directly connected to the pipeline system. The Predecessor typically ships ethylene, propylene and hydrogen via pipeline systems that connect its ethylene plants to Westlake and numerous third-party customers. The Predecessor transports its butadiene and pyrolysis gasoline by rail or truck. The Predecessor’s operations consist of one reportable segment: Ethylene Production.

The Contributed Assets are as follows:

•

Lake Charles Ethylene Production Facilities. Two ethylene production facilities located in Lake Charles, Louisiana (Petro 1 and Petro 2, collectively referred to as Lake Charles Olefins), with a combined production capacity of 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including polyethylene (“PE”) and polyvinyl chloride (“PVC”).

•

Calvert City Ethylene Production Facility. An ethylene production facility located in Calvert City, Kentucky (Calvert City Olefins), with a production capacity of 450 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and PVC.

•

Longview Pipeline. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview production facility. The Longview Pipeline serves as the primary source of feedstock for the production of ethylene derivatives at Westlake’s Longview production facility.

In addition to the Contributed Assets’ activities, the Predecessor’s operations consist of the entire ethylene business, including but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities.

Basis of Presentation

The Predecessor consists of the historical “carve-out” financial statements of Westlake’s entire ethylene business. These statements reflect the combined carve-out historical results of operations, financial position,

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

changes in net investment and cash flows of the Predecessor as if such businesses had been combined for all periods presented. These combined carve-out financial statements were prepared in connection with the proposed IPO of Westlake Chemical Partners LP, and were derived from the consolidated financial statements and accounting records of Westlake Chemical Corporation. All intercompany transactions and accounts within Westlake Chemical Partners LP Predecessor have been eliminated. The assets and liabilities in these combined carve-out financial statements have been reflected at the Parent’s historical carryover basis, as immediately prior to the proposed IPO all of the assets and liabilities presented will be wholly owned by the Parent and will be transferred within the Parent’s consolidated group.

Intercompany transactions between the Predecessor and Westlake have been included in these combined carve-out financial statements. Related party transactions, other than intercompany promissory notes and related interest discussed in Note 9, were considered to be effectively settled for cash in the combined carve-out financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined carve-out statements of cash flows as a financing activity and in the combined carve-out balance sheets within net investment.

The combined carve-out statements of operations also include expense allocations for certain functions historically performed by the Parent and allocated to the ethylene business, including allocations of general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure. The Predecessor’s management believes the assumptions underlying the combined carve-out financial statements, including the assumptions regarding allocation of expenses from the Parent, are reasonable. Nevertheless, the combined carve-out financial statements may not include all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods presented and may not reflect its combined carve-out results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the periods presented.

Westlake Chemical Corporation uses a centralized approach to the cash management and financing of its operations. The cash generated by the Predecessor’s operations is transferred to Westlake Chemical Corporation daily, and Westlake Chemical Corporation funds the Predecessor’s operating and investing activities as needed. Accordingly, the cash and cash equivalents generated by the Predecessor’s operations and held by Westlake Chemical Corporation were not presented in its combined carve-out financial statements for any of the periods presented. The Predecessor reflected transfers of cash to and from Westlake Chemical Corporation’s cash management system as a component of “Net investment” on its combined carve-out balance sheets, and as part of “Net distributions to Parent” on its combined carve-out statements of cash flows.

2.	Summary of Significant Accounting Policies

Net Investment

In the combined carve-out balance sheets, Net investment represents Westlake Chemical Corporation’s historical investment in the Predecessor, its accumulated net earnings after taxes, and the net effect of transactions with, and allocations from, Westlake Chemical Corporation.

Basis of Combination

The Predecessor consolidates entities when it either (1) has the ability to control the operating and financial decisions and policies of that entity; or (2) are allocated a majority of the entity’s losses and/or returns through its

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

variable interests in that entity. The determination of its ability to control or exert significant influence over an entity and whether the Predecessor is allocated a majority of the entity’s losses and/or returns involves the use of judgment. The Predecessor applies the equity method of accounting where the Predecessor can exert significant influence over, but do not control, the policies and decisions of an entity and where the Predecessor is not allocated a majority of the entity’s losses and/or returns. The Predecessor has a 50% ownership interest in a natural gas liquids pipeline joint venture, Cypress Interstate Pipeline L.L.C., and accounts for its interest in this joint venture using the equity method of accounting. Undistributed earnings from the joint venture included in net investment were $233 as of December 31, 2013.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on estimation of the amount of accounts receivable that the Predecessor believes are unlikely to be collected. Estimating this amount requires analysis of the financial strength of the Predecessor’s customers, the use of historical experience, the Predecessor’s accounts receivable aged trial balance, and specific collectability analysis. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and high risk accounts as determined by the analysis of financial strength of customers are reviewed individually for collectability.

Inventories

Inventories primarily include product, material and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) or average method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. The property, plant, and equipment balances reflected in the historical combined carve-out financial statements herein reflect the Parent’s historical cost basis. Historical cost includes expenditures for improvements and betterments that extend the useful lives of the assets. Repair and maintenance costs are charged to operations as incurred.

The accounting guidance for asset retirement obligations requires the recording of liabilities equal to the fair value of asset retirement obligations and corresponding additional asset costs, when there is a legal asset retirement obligation as a result of existing or enacted law, statute or contract. The Predecessor has conditional asset retirement obligations for the removal and disposal of hazardous materials from certain of the Predecessor’s manufacturing facilities. However, no asset retirement obligations have been recognized because the fair value of the conditional legal obligation cannot be measured due to the indeterminate settlement date of the obligation. Settlement of these conditional asset retirement obligations is not expected to have a material adverse effect on the Predecessor’s financial condition, results of operations or cash flows in any individual reporting period.

Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets.

Classification	Years
Buildings and improvements	25
Plant and equipment	25
Ethylene pipeline	35
Other	3-10

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Fair Value Estimates

The Predecessor develops estimates of fair value to assess impairment of long-lived assets, goodwill and intangible assets, and to record derivative instruments. The Predecessor uses all available information to make these fair value determinations, including the engagement of third-party consultants.

Impairment of Long-Lived Assets

The accounting guidance for the impairment or disposal of long-lived assets requires that the Predecessor review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets are considered to be impaired if the carrying amount of an asset exceeds the future undiscounted cash flows. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

Impairment of Goodwill and Intangible Assets

The accounting guidance for goodwill and intangible assets requires that goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Other intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment in accordance with the provisions of the accounting guidance. As of December 31, 2013, the Predecessor’s recorded goodwill was $5,818, all of which was associated with the Predecessor’s Ethylene Production segment. The latest annual impairment test for the recorded goodwill was performed as of October 31, 2013. The Predecessor’s impairment test indicated that its goodwill was not impaired.

Turnaround Costs

The Predecessor accounts for turnaround costs under the deferral method. Turnarounds are the scheduled and required shutdowns of specific operating units in order to perform planned major maintenance activities. The costs related to the significant overhaul and refurbishment activities include maintenance materials, parts and direct labor costs. The costs of the turnaround are deferred when incurred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from three to six years. Deferred turnaround costs are presented as a component of other assets, net. Total costs deferred on turnarounds were $59,052, $5,566 and $8,426 in 2013, 2012, and 2011, respectively. The cash outflows related to these costs are included in operating activities in the combined carve-out statements of cash flows.

Exchanges

The Predecessor enters into inventory exchange transactions with third parties, which involve fungible commodities. These exchanges are settled in like-kind quantities and are valued at lower of cost or market. Cost is determined using the FIFO method.

Income Taxes

The operations of the Predecessor are included in a consolidated federal income tax return filed by Westlake. Following the IPO of Westlake Chemical Partners LP, its operations will be treated as a partnership

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

for federal and state income tax purposes, with each partner being separately taxed on its share of the taxable income. However, the Predecessor is composed of certain taxable limited liability companies and corporations in addition to non-taxable partnerships. Therefore, for financial reporting purposes, the Predecessor’s provision for income taxes has been computed on a separate-return basis for all periods presented except that all tax benefits recognized on employee stock plans are retained by Westlake. Although its operations have historically been included in the Parent’s U.S. federal and state tax returns based on Westlake’s global tax model, Westlake’s global tax model has been developed based on Westlake’s entire portfolio of business and, therefore, the tax results as presented are not necessarily reflective of the results that the Predecessor would have generated on a stand-alone basis. The Predecessor utilizes the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances are recorded against deferred tax assets when it is considered more likely than not that the deferred tax assets will not be realized on a separate tax return basis.

Concentration of Credit Risk

Financial instruments which potentially subject the Predecessor to concentration of risk consist principally of trade receivables from external customers who purchase ethylene and ethylene co-products. The Predecessor performs periodic credit evaluations of non-affiliated customers’ financial condition and generally does not require collateral. The Predecessor maintains allowances for potential losses.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, products are shipped to the customer, the sales price is fixed or determinable and collectability is reasonably assured. For domestic contracts, title and risk of loss passes to the customer upon delivery under executed customer purchase orders or contracts. For export contracts, the title and risk of loss passes to customers at the time specified by each contract. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.

Comprehensive Income

The Predecessor has not reported comprehensive income due to the absence of items of other comprehensive income in the periods presented.

Net Income Per Unit

During the periods presented, the Predecessor was wholly owned by the Parent. Accordingly, the Predecessor has not presented net income per unit.

Price Risk Management

The accounting guidance for derivative instruments and hedging activities requires that the Predecessor recognize all derivative instruments on the combined carve-out balance sheet at fair value, and changes in the derivative’s fair value must be currently recognized in earnings or comprehensive income, depending on the designation of the derivative. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

recorded in comprehensive income and is recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. During the years presented, the Predecessor had no cash flow hedges.

The Predecessor utilizes commodity derivative instruments to reduce price risks by purchasing or selling futures on established exchanges. The Predecessor takes both fixed and variable positions, depending upon anticipated future physical purchases and sales of these commodities. The fair value of derivative financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available. The Predecessor assesses both counterparty as well as its own nonperformance risk when measuring the fair value of derivative liabilities. The Predecessor does not consider its nonperformance risk to be significant. See Note 11 for a summary of the fair value of derivative instruments.

Environmental Costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Remediation liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Environmental liabilities in connection with properties that are sold or closed are realized upon such sale or closure, to the extent they are probable and estimable and not previously reserved. Recognition of any joint and several liabilities is based upon the Predecessor’s best estimate of its final pro rata share of the liability.

Fair Value of Financial Instruments

The amounts reported in the combined carve-out balance sheet for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The fair value of financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available.

Employee Benefit Plans

The employees supporting the Predecessor’s operations are employees of the Parent and its affiliates. Their payroll costs and employee benefit plan costs are charged to the Predecessor by the Parent. The Parent sponsors various employee pension and postretirement health and life insurance plans. For purposes of these combined carve-out financial statements, the Predecessor is considered to be participating in multiemployer benefit plans of the Parent. As a participant in multiemployer benefit plans, the Predecessor recognizes as expense in each period an allocation from the Parent, and the Predecessor does not recognize any employee benefit plan assets or liabilities except for accruals for contributions due. The Predecessor is considered to participate in multiemployer plans of the Parent for the purposes of presenting these combined carve-out financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

3.	Recent Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on disclosures for offsetting assets and liabilities. The new accounting guidance requires companies to disclose both gross and net information about (1) instruments and transactions eligible for offset in the statement of financial position, and (2) instruments and transactions subject to an agreement similar to a master netting arrangement. The FASB issued another accounting standards update clarifying the scope of the assets and liabilities offset disclosure requirements in January 2013. The effective date of the disclosure requirements remains unchanged. The Predecessor adopted the new guidance as of January 1, 2013, and the adoption did not have an impact on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued an accounting standards update to simplify how entities test indefinite-lived intangible assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The new accounting guidance provides an entity with an option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test under current accounting guidance. If an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with current accounting guidance. Also under this new accounting guidance, an entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test, but may resume performing the qualitative assessment in any subsequent period. The Predecessor adopted the new indefinite-lived intangible assets test guidance as of January 1, 2013, and the adoption did not have a material impact on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

4.	Accounts Receivable

Accounts receivable consist of the following at December 31:

	2013	2012
Trade customers	$73,594	$71,669
Allowance for doubtful accounts	(2,105)	(2,065)

	71,489	69,604
Other	323	15,312

Accounts receivable, net	$71,812	$84,916

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

5.	Inventories

Inventories consist of the following at December 31:

	2013	2012
Finished products	$21,330	$30,589
Feedstock, additives and chemicals	80,407	67,004
Materials and supplies	14,640	12,727

Inventories	$116,377	$110,320

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2013	2012
Land	$4,126	$3,409
Building and improvements	32,941	30,171
Plant, pipeline and equipment	1,058,304	921,092
Other	55,478	50,840

	1,150,849	1,005,512
Less: Accumulated depreciation	(561,301)	(530,809)

	589,548	474,703
Construction in progress	173,424	116,408

Property, plant and equipment, net	$762,972	$591,111

Depreciation expense on property, plant and equipment of $57,299, $53,125 and $45,326 is included in cost of sales in the combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011, respectively.

7.	Other Assets

Other assets consist of the following at December 31:

	2013			2012			Weighted Average Life
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Goodwill and intangible assets:
Technology	$9,618	$(9,618)	$—	$9,618	$(9,539)	$79	2
Goodwill	5,818	—	5,818	5,818	—	5,818
Other	55	—	55	55	—	55

Total goodwill and intangible assets	15,491	(9,618)	5,873	15,491	(9,539)	5,952
Deferred charges and other assets:
Turnaround costs	96,678	(34,537)	62,141	72,745	(54,144)	18,601	5
Other	8,662	(1,479)	7,183	8,662	(917)	7,745	15

Total deferred charges and other assets	105,340	(36,016)	69,324	81,407	(55,061)	26,346

Other assets, net	$120,831	$(45,634)	$75,197	$96,898	$(64,600)	$32,298

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Amortization expense on other assets of $16,164, $11,132, and $11,867 is included in the combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011, respectively.

Goodwill

Goodwill was allocated to the Predecessor from the Parent based on the relative fair market value of its net property, plant and equipment, compared with the fair market value of the Parent’s net property, plant and equipment acquired in the Parent’s purchase transaction that resulted in goodwill.

The Predecessor performs an annual assessment of whether goodwill retains its carrying value. This assessment is done more frequently if indicators of potential impairment exist. There has been no impairment of the goodwill since it was initially recorded.

The fair value of the Ethylene Production segment, the reporting unit assessed, was calculated using a discounted cash flow methodology. The discounted cash flow projections were based on a nine-year forecast, from 2014 to 2022, to reflect the cyclicality of the Predecessor’s Ethylene business. The forecast was based on (1) prices and spreads projected by Wood Mackenzie, a chemical industry organization offering market and business advisory services for the chemical market, for the same period, and (2) estimates by management, including their strategic and operational plans. Other significant assumptions used in the discounted cash flow projection included sales volumes based on current capacities. The future cash flows were discounted to present value using a discount rate of 8.8%.

8.	Related Party Transactions

Cash Management Program

The Predecessor participates in Westlake’s centralized cash management and funding system. The Predecessor’s working capital and capital expenditure requirements have historically been part of the corporate-wide cash management program for Westlake. As part of such program, Westlake sweeps all cash generated by the Predecessor’s operations daily, and cash needed to meet the Predecessor’s operating and investing needs is provided by Westlake as necessary. Transfers of cash to and from Westlake’s cash management system are reflected as a component of Net investment on its combined carve-out balance sheets, and as part of “Net Distributions to Parent” on its combined carve-out statements of cash flows. No interest income has been recognized on net cash swept to the Parent since, historically, the Predecessor has not charged interest on intercompany balances other than the intercompany promissory notes described in Note 9.

All significant intercompany transactions between the Predecessor and Westlake have been included in these combined carve-out financial statements and are considered to be effectively settled for cash in the combined carve-out financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined carve-out statements of cash flow as a financing activity and in the combined carve-out balance sheets as Net investment.

Affiliate Transactions

During the ordinary course of conducting its business, the Predecessor enters into transactions with affiliates related to the production and sale of ethylene and ethylene co-products.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

The Predecessor is part of the consolidated operations of Westlake, and a majority of its revenue is derived from transactions with Westlake and its affiliates. The prices used for these related party revenue transactions may be different than prices the Predecessor might have received had they been transacted with third parties. The gross profit recognized on net ethylene sales to Westlake was $772,316, $534,909, and $401,313 for the years ended December 31, 2013, 2012, and 2011, respectively.

Historically, Westlake and its affiliates performed certain services which directly and indirectly supported the Predecessor’s operations. Personnel costs incurred by Westlake and its affiliates on the Predecessor’s behalf were charged to the Predecessor and are included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in its operations. Westlake also performs certain general corporate functions for the Predecessor related to finance, legal, information technology, human resources, communications, ethics and compliance, and other shared services. During 2013, 2012, and 2011 the Predecessor was allocated $20,197, $18,565, and $16,491, respectively, of indirect general corporate expenses incurred by Westlake which are included within selling, general and administrative expenses. These allocated corporate costs relate primarily to the wages and benefits of Westlake employees that support the Predecessor’s operations. Expenses incurred by Westlake and its affiliates on the Predecessor’s behalf have been allocated to the Predecessor on the basis of direct usage when identifiable. Where costs incurred on the Predecessor’s behalf could not practically be determined by specific identification, these costs were primarily allocated to the Predecessor on the basis of fixed assets, headcount or other measure. The expense allocations have been determined on a basis that both the Predecessor and Westlake consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Predecessor during the periods presented. The allocations may not, however, fully reflect the expenses the Predecessor would have incurred as a separate, publicly traded company for the periods presented. Additionally, included in cost of sales and general, selling and administrative expenses, are direct employee costs. These employees performing services on behalf of the Predecessor’s operations are employees of Westlake Management Services, Inc., a subsidiary of Westlake. Included in the table below within cost of sales and selling, general and administrative are costs of such employees. In addition to the expenses that are incurred by the Parent on behalf of the Predecessor that are included in the table below, the Predecessor also incurs expenses externally from unrelated parties.

The Predecessor also incurred related party interest expense under promissory notes payable to Westlake. See Note 9 for intercompany debt and related interest expense between the Predecessor and Westlake.

The following table shows revenues and direct and indirect expenses, including personnel costs described above, incurred by Westlake on the Predecessor’s behalf that are reflected in its combined carve-out statements of operations.

	Year Ended December 31,
	2013	2012	2011
Net ethylene sales—Westlake	$1,603,043	$1,507,501	$1,638,338
Cost of sales—Westlake employees	61,770	57,454	51,500
Selling, general and administrative	24,054	22,485	21,160
Interest expense—Westlake	8,032	8,937	8,947

Cypress Interstate Pipeline L.L.C., a pipeline joint venture company in which the Predecessor owns a 50% equity stake, supplies natural gas liquid feedstocks to the Predecessor’s Lake Charles complex through its pipeline. For the years ended December 31, 2013, 2012 and 2011, the Predecessor incurred pipeline fees of approximately $13,328, $11,957 and $9,474, respectively, payable to this joint venture for usage of its pipeline.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Pension and Retirement Savings Plans

Employees who directly or indirectly support the Predecessor’s operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by the Parent, which includes other Parent subsidiaries. The Predecessor’s share of pension and postretirement health and life insurance costs for 2013, 2012 and 2011 was $1,426, $1,626, and $538 respectively. The Predecessor’s share of defined contribution plan costs for 2013, 2012 and 2011 was $3,977, $4,090, and $3,999, respectively. Pension and defined contribution benefit plan expenses are included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in its operations.

Stock-based Compensation

The Parent’s incentive compensation programs primarily consist of stock options, stock awards, restricted stock units or cash awards (any of which may be a performance award). Outstanding stock option awards have a 10-year term and vest either (1) ratably on an annual basis over a one to three-year period or (2) in one-half increments on the five-year and 9.5-year anniversaries of the award date. Current outstanding restricted stock awards also vest either (1) ratably on an annual basis over a three year period, (2) at the end of a two or three-year period or (3) in one-half increments on the five-year and 9.5-year anniversaries of the award date. Outstanding restricted stock units vest either (1) ratably on an annual basis over a three-year period or (2) at the end of a one to six-year period. In accordance with accounting guidance related to share-based payments, the Parent recognizes stock-based compensation expense for all stock-based compensation awards based on estimated grant-date fair value. The Parent recognizes these stock-based compensation costs net of a forfeiture rate and on a straight-line basis over the requisite service period of the award for only those shares expected to vest.

Certain Parent employees supporting the Predecessor’s operations were historically granted these types of awards. The Predecessor has allocated these expenses for stock-based compensation as part of the cost allocations to the Contributed Assets. These costs totaled $2,432, $2,147, and $2,276 for 2013, 2012 and 2011, respectively. Stock-based compensation expense is included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in the Predecessor’s operations. Stock-based compensation included in selling, general and administrative expenses totaled $1,984, $1,920, and $2,068 for 2013, 2012 and 2011, respectively. Stock-based compensation included in cost of sales totaled $448, $227, and $208 for 2013, 2012 and 2011, respectively.

General

The Predecessor, together with other subsidiaries of the Parent not included in these combined carve-out financial statements, are guarantors under the Parent’s revolving credit facility and the indentures governing its senior notes. As of December 31, 2013, the Parent had no borrowings outstanding under its revolving credit facility and $754,000 outstanding under its senior notes (less the unamortized discount of $1,010).

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

9.	Promissory Notes Payable to Westlake

Long-term debt payable to Westlake consists of the following at December 31:

	2013	2012
2004 Promissory Notes (variable interest rate of prime plus 0.25%, original scheduled maturity of February 14, 2014)	$—	$232,600
2006 Ethylene Note (variable interest rate of prime plus one percent, original scheduled maturity of March 11, 2014)	—	6,000
2006 Pipeline Note (variable interest rate of prime plus 0.25%, original scheduled maturity of November 30, 2016)	14,400	14,400
2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	238,573	—

	$252,973	$253,000

In conjunction with historical general expenditures for the Predecessor’s ethylene plants, the legal entities that have held its operating assets entered into certain promissory notes with a subsidiary of the Parent as follows:

On February 14, 2004, Westlake Development Corp, a subsidiary of the Parent, executed promissory notes (the “2004 Promissory Notes”), on an unsecured basis, with legal entities that held ethylene plants in Calvert City and Lake Charles. The 2004 promissory notes related to general expenditures incurred by the Parent in 2004 and prior on behalf of the ethylene business and the chlorine plant in Calvert City. As only a portion of the 2004 Promissory Notes related to expenditures of the ethylene business, a portion of the 2004 Promissory Notes was allocated to the Predecessor based on the proportionate share of the Calvert City ethylene plant’s historical general expenditures. Interest expense has been allocated in the same proportions as debt. Both the Predecessor and Westlake believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that the Predecessor would have incurred had the Predecessor been operating as an independent company for the periods presented. The interest rate on the 2004 Promissory Notes was 3.5% at December 31, 2012.

On March 31, 2006, Westlake Development Corp, a subsidiary of Westlake, executed a promissory note (the “2006 Ethylene Note”), on an unsecured basis, with WPT LP, the legal entity that held one of the ethylene plants in Lake Charles for general expenditures incurred by Westlake in 2006 and prior on the Lake Charles Ethylene Plant’s behalf. The interest rate on the 2006 Ethylene Note was 4.25% at December 31, 2012.

On November 30, 2006, Westlake Development Corp, a subsidiary of Westlake, executed a promissory note (the “2006 Pipeline Note”), on an unsecured basis, with Westlake Ethylene Pipeline Corporation, the legal entity that held the Longview Pipeline for general expenditures incurred by Westlake in 2006 and prior on the Longview Pipeline’s behalf. The interest rate on the 2006 Pipeline Note was 3.5% at December 31, 2013 and 2012.

On January 1, 2013, the 2004 Promissory Notes and the 2006 Ethylene Note were settled by the Parent through a contribution of the remaining balances to the net investment of the carve-out entities. Therefore, no balance remains on these notes as of December 31, 2013. The 2006 Pipeline Note will not be settled before the IPO as the note will remain an obligation of the legal entity, Westlake Ethylene Pipeline Corporation, subsequent to the IPO transaction and will not be contributed to OpCo. Total accrued interest payable on the 2004 Promissory Notes, 2006 Ethylene Note and 2006 Pipeline Note was $504 and $3,100 at December 31, 2013 and 2012, respectively, and is included in accrued liabilities in the combined carve-out balance sheets.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

On January 1, 2013, three new intercompany promissory notes were issued for capital expenditures incurred by the Parent on behalf of the Predecessor’s operations (together, the “2013 Promissory Notes”). Westlake Development Corporation, executed three separate promissory notes with Westlake Vinyls, Inc., WPT LLC (the successor to WPT LP) and Westlake Petrochemicals LLC (the “2013 Vinyls Note,” the “2013 Petro 2 Note” and the “2013 Petro 1 Note,” respectively). The 2013 Promissory Notes have been issued without a stated principal amount, maturing on August 1, 2023 and variable interest rates of prime plus 1.5% payable in cash or added to the principal at the option of the Predecessor. Interest expense of $7,506 was incurred on the 2013 Promissory Notes during 2013 and was reflected on the combined carve-out financial statements as an addition to principal. As of December 31, 2013, the outstanding borrowings on the 2013 Promissory Notes, including accrued interest of $7,506, was a total of $238,573, comprised of $120,492, $87,399, and $30,682 outstanding on the 2013 Vinyls Note, the 2013 Petro 2 Note and the 2013 Petro 1 Note, respectively. The interest rate on the 2013 Promissory Notes was 4.75% at December 31, 2013.

As of December 31, 2013, the aggregate carrying value of the Predecessor’s debt approximates its fair value.

10.	Derivative Commodity Instruments

The Predecessor uses derivative instruments to reduce price volatility risk on commodities, primarily natural gas and ethane, from time to time. The Predecessor does not use derivative instruments to engage in speculative activities.

For derivative instruments that are designated and qualify as fair value hedges, the gains or losses on the derivative instruments, as well as the offsetting losses or gains on the hedged items attributable to the hedged risk, were included in cost of sales in the combined carve-out statements of operations in 2013, 2012, and 2011. As of December 31, 2013, the Predecessor had no feedstock forward contracts designated as fair value hedges. The Predecessor had 46,620,000 gallons of feedstock forward contracts designated as fair value hedges at December 31, 2012.

Gains and losses from changes in the fair value of derivative instruments that are not designated as hedging instruments were included in gross profit in the combined carve-out statements of operations in 2013, 2012 and 2011.

The exposure on commodity derivatives used for price risk management includes the risk that the counterparty will not pay if the market declines below the established fixed price. In such case, the Predecessor would lose the benefit of the derivative differential on the volume of the commodities covered. In any event, the Predecessor would continue to receive the market price on the actual volume hedged. The Predecessor also bears the risk that it could lose the benefit of market improvements over the fixed derivative price for the term and volume of the derivative instruments (as such improvements would accrue to the benefit of the counterparty).

Disclosures related to the Predecessor’s derivative assets and derivative liabilities subject to enforceable master netting arrangements have not been presented as they are not material to the Predecessor’s combined carve-out balance sheets at December 31, 2013 and 2012.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

The fair values of derivative instruments in the Predecessor’s combined carve-out balance sheets were as follows:

	Asset Derivatives
		Fair Value as of December 31,
	Balance Sheet Location	2013	2012
Designated as hedging instruments
Commodity forward contracts	Accounts receivable, net	$—	$13,032
Not designated as hedging instruments
Commodity forward contracts	Accounts receivable, net	296	1,395

Total asset derivatives		$296	$14,427

	Liability Derivatives
		Fair Value as of December 31,
	Balance Sheet Location	2013	2012
Designated as hedging instruments
Commodity forward contract	Accrued liabilities	$—	$399
Not designated as hedging instruments
Commodity forward contracts	Accrued liabilities	176	13,295

Total liability derivatives		$176	$13,694

The following tables reflect the impact of derivative instruments designated as fair value hedges and the related hedged item on the Predecessor’s combined carve-out statements of operations. There was no material ineffectiveness with regard to the Predecessor’s qualifying hedges in 2013, 2012, and 2011.

	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended December 31,
Derivatives in Fair Value Hedging Relationships		2013	2012	2011
Commodity forward contracts	Cost of sales	$(303)	$17,163	$(4,895)

	Location of Gain (Loss) Recognized in Income on Hedged Items	Year Ended December 31,
Hedged Items in Fair Value Hedging Relationships		2013	2012	2011
Firm commitment designated as the hedged item	Cost of sales	$143	$(18,394)	$5,092

The impact of derivative instruments that have not been designated as hedges on the Predecessor’s combined carve-out statements of operations were as follows:

	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended December 31,
Derivatives Not Designated as Hedging Instruments		2013	2012	2011
Commodity forward contracts	Gross profit	$5,438	$(11,961)	$2,816

See Note 11 for the fair value of the Predecessor’s derivative instruments.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

11.	Fair Value Measurements

Fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the accounting guidance for fair value measurements establishes a hierarchical disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:

Level 1—Quoted market prices in active markets for identical assets and liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

The Predecessor reports certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The following tables summarize, by level within the fair value hierarchy, the Predecessor’s assets and liabilities at December 31 that were accounted for at fair value on a recurring basis:

	2013
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$48	$248	$296
Risk management liabilities—Commodity forward contracts	—	(176)	(176)

	2012
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$1,395	$13,032	$14,427
Risk management liabilities—Commodity forward contracts	—	(13,694)	(13,694)
Firm commitments
Hedged portion of firm commitment	—	399	399
Hedged portion of firm commitment	—	(13,032)	(13,032)

The Level 2 measurements for the Predecessor’s commodity contracts are derived using forward curves supplied by industry recognized and unrelated third-party services. There were no transfers in and out of Levels 1 and 2 of the fair value hierarchy in 2013 and 2012.

In addition to the assets and liabilities above, the Predecessor has other financial assets and liabilities subject to fair value measures. These financial assets and liabilities include accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the combined carve-out balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of the Predecessor’s long-term debt

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

at December 31, 2013 and 2012 are summarized in the table below. The Predecessor’s long-term debt instruments are related party promissory notes issued to wholly owned subsidiaries of Westlake. The fair value of these notes is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because the Predecessor’s valuation methodology used for long-term debt instruments requires the use of significant unobservable inputs, the inputs used to measure the fair value of the Predecessor’s long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of the Predecessor’s long-term debt include the selection of an appropriate discount rate.

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
2004 Promissory Notes	$—	$—	$232,600	$232,684
2006 Ethylene Note	—	—	6,000	6,000
2006 Pipeline Note	14,400	13,922	14,400	13,777
2013 Promissory Notes	238,573	238,573	—	—

12.	Income Taxes

The Predecessor’s operating results have been included in Westlake Chemical Corporation’s consolidated U.S. federal and state income tax returns. Amounts presented in these combined carve-out financial statements related to income taxes have been determined on a separate tax return basis, and the Predecessor’s contribution to Westlake Chemical Corporation’s net operating losses and tax credits have been included in these financial statements. These amounts may not reflect tax positions taken or to be taken by Westlake Chemical Corporation and have been available for use by Westlake Chemical Corporation and may remain with Westlake Chemical Corporation after the separation from Westlake Chemical Corporation.

The Predecessor’s provision for (benefit from) income taxes consists of the following:

	Year Ended December 31,
	2013	2012	2011
Current
Federal	$233,014	$196,467	$118,384
State	30,211	22,507	15,145

	263,225	218,974	133,529

Deferred
Federal	32,675	(8,137)	(616)
State	4,379	41	(1,243)

	37,054	(8,096)	(1,859)

Total provision	$300,279	$210,878	$131,670

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

A reconciliation of taxes computed at the statutory rate to the Predecessor’s income tax expense is as follows:

	Year Ended December 31,
	2013	2012	2011
Provision for federal income tax at statutory rate	$296,389	$212,379	$132,525
State income tax provision net of federal income tax effect	22,484	14,656	9,036
Manufacturing deduction	(18,270)	(16,065)	(10,150)
Other, net	(324)	(92)	259

	$300,279	$210,878	$131,670

The tax effects of the principal temporary differences between financial reporting and income tax reporting at December 31 are as follows:

	2013	2012
Net operating loss carryforward	$—	$18
Credit carryforward	25	25
Accruals	3,570	4,328
Allowance for doubtful accounts	(136)	209
Inventories	1,313	1,115
Other	(373)	(105)

Deferred taxes assets—total	4,399	5,590

Property, plant and equipment	(159,033)	(139,774)
Turnaround costs	(23,773)	(7,169)

Deferred tax liabilities—total	(182,806)	(146,943)

Total net deferred tax liabilities	$(178,407)	$(141,353)

Balance sheet classifications
Current deferred tax asset	$4,448	$5,278
Deferred tax liability	(182,855)	(146,631)

Total net deferred tax liabilities	$(178,407)	$(141,353)

13.	Supplemental Information

Operating Cash Flow Information

Westlake Chemical Corporation uses a centralized cash management system to finance its operations. Interest paid, net of capitalized interest, and income taxes have been paid directly by the Parent and charged to the Predecessor through related party accounts receivable, net. Related party accounts receivable, net were settled immediately through net investment, and therefore, the Predecessor did not pay cash for interest expense or income tax expense during the years ended December 31, 2013, 2012 or 2011. See Note 8 for the treatment of related party transactions with Westlake.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Other Income, Net

	Year Ended December 31,
	2013	2012	2011
Equity in income of joint venture	$4,711	$4,172	$2,827
Claims recovery	3,158	—	—
Franchise taxes	(172)	(144)	(30)
Other	4	158	7

Other income, net	$7,701	$4,186	$2,804

Non-cash Operating Activity

The Predecessor settled $7,506 of its total 2013 interest expense incurred on related party notes as an addition to principal on promissory notes outstanding to Westlake. Interest incurred on the 2013 Promissory Notes discussed in Note 9 may be settled through additions to principal outstanding, at the Predecessor’s option.

Non-cash Investing Activity

Change in capital expenditure accrual reducing additions to property, plant and equipment was $7,937, $1,333 and $1,550 for the years ended December 31, 2013, 2012 and 2011, respectively.

Non-cash Financing Activity

As of December 31, 2012, related party notes payable to Westlake equaled $253,000. In 2013, $238,600 of these related party notes were deemed settled through net parent investment. The non-cash settlement was recorded as an increase in Westlake’s net investment in the Predecessor. No cash was transferred in connection with the deemed settlement of these notes. See Note 9 for intercompany debt outstanding between the Predecessor and Westlake.

14.	Major Customer and Concentration of Credit Risk

In 2013, 2012 and 2011, Westlake accounted for approximately 75%, 67% and 73%, respectively, of the Predecessor’s net sales. Historically, the Predecessor sold ethylene to Westlake and the resulting related party receivables were settled immediately through net investment.

15.	Commitments and Contingencies

The Predecessor is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. Under one law, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Predecessor’s production sites have a history of industrial use, it is impossible to predict precisely what effect these legal requirements will have on the Predecessor.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation (“Goodrich”) chemical manufacturing complex in Calvert City Goodrich agreed to indemnify the Predecessor for any liabilities related to preexisting contamination at the complex. For its part, the

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Predecessor agreed to indemnify Goodrich for post-closing contamination caused by the Predecessor’s operations. The soil and groundwater at the complex, which does not include the Predecessor’s nearby PVC facility, had been extensively contaminated under Goodrich’s operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation (“PolyOne”), and that predecessor assumed Goodrich’s indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among the Predecessor, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007 and PolyOne agreed to assume 100% of responsibility for site contamination subject to the right to seek reallocation through an arbitration process. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. This arbitration is currently stayed.

State Administrative Proceedings. There are several administrative proceedings in Kentucky pertaining to the Calvert City site involving Goodrich’s Resource Conservation and Recovery Act permit which requires Goodrich to remediate contamination at the site. Site contamination is currently being addressed under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act by the Predecessor, Goodrich and PolyOne pursuant to an Administrative Settlement with the U.S. Environmental Protection Agency which requires the parties to conduct a remedial investigation and feasibility study. As a result, the state proceedings are currently stayed and corrective action under the permit has been suspended.

Monetary Relief. Except as noted above with respect to the settlement of the contract litigation among the Predecessor, Goodrich and PolyOne, there has been no determination of responsibility or any allocation of the costs of remediation among the various parties that are involved in the judicial and administrative proceedings discussed above. At this time, the Predecessor is not able to estimate the loss or reasonable possible loss, if any, on the Predecessor’s combined carve-out financial statements that could result from the resolution of these proceedings. Any cash expenditures that the Predecessor might incur in the future with respect to the remediation of contamination at the complex would likely be spread out over an extended period. As a result, the Predecessor believes it is unlikely that any remediation costs allocable to it will be material in terms of expenditures made in any individual reporting period.

Westlake has agreed to indemnify OpCo for any liabilities related to pre-existing contamination at the Calvert City plant, and OpCo has agreed to indemnity Westlake for any post-closing contamination caused by its operations of the Calvert City plant.

In addition to the matters described above, the Predecessor is involved in various routine legal proceedings incidental to the conduct of its business. The Predecessor does not believe that any of these routine legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Other Commitments

The Predecessor is obligated under various long-term and short-term noncancelable operating leases, primarily related to rail car leases. Several of the leases provide for renewal terms. As of December 31, 2013, future minimum lease commitments were as follows:

2014	$1,657
2015	1,380
2016	949
2017	823
2018	602
Thereafter	948

$6,359

Rental expense was approximately $3,933, $2,999 and $3,770 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Predecessor has various purchase commitments for its capital projects and for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices. Certain feedstock purchase commitments require taking delivery of minimum volumes at market-determined prices.

16.	Subsequent Events

Subsequent events have been evaluated for recognition through February 21, 2014; the issuance date of the Parent’s consolidated financial statements. Subsequent events have been evaluated for disclosure through April 29, 2014, the date of the audit report. There have been no subsequent events to disclose as of this date.

Appendix A

FORM OF AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

WESTLAKE CHEMICAL PARTNERS LP

A-1

Appendix B

GLOSSARY OF TERMS

Calvert City Olefins: Our one ethylene production facility at Westlake’s Calvert City, Kentucky complex.

Delaware Act: Delaware Revised Uniform Limited Partnership Act.

EBITDA: A non-GAAP financial measure defined as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense.

EDC: Ethylene dichloride, a liquid used as an intermediate to make PVC.

Ethylene: A gas that alone has no consumer applications, but can be used as a feedstock to manufacture PE, ethylene oxide, ethylene glycol, PVC and styrene.

GAAP: Generally accepted accounting principles in the United States.

Geismar Facility: Westlake’s vinyl facility located in Geismar, Louisiana along the Mississippi River.

General partner: Westlake Chemical Partners GP LLC.

Greenfield facility: A new production facility.

HDPE: High-density PE, which is a type of polyethylene and is a rigid plastic. It is used to manufacture products such as grocery, merchandise and trash bags, plastic containers, plastic closures and pipes.

Lake Charles Olefins: Our two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex.

LDPE: Low-density PE, which was a type of polyethylene and a flexible plastic. It is used in end products such as bread bags, dry cleaning bags, food wraps, milk carton coatings and food packaging.

LLDPE: Linear low-density PE, which is the type of PE and used for higher film strength applications such as stretch film and heavy duty sacks.

Naphtha: A feedstock derived from crude oil used to produce olefins, gasoline and aromatics, such as benzene.

NGLs: Natural gas liquids, are liquid hydrocarbons that have been extracted from natural gas (such as ethane, propane and butane).

Olefins: A family of reactive hydrocarbons, such as ethylene and propylene gases, that serve as a feedstock for the petrochemical industry used in a wide variety of reactions such as polymerization.

OpCo: Westlake Chemical OpCo LP.

PE: Polyethylene, which is the single largest ethylene derivative, accounting for approximately 60% of global ethylene consumption. PE is the most widely consumed polymer globally and is used in the manufacture of a wide variety of film, coatings and molded product applications primarily used in packaging, carpet fibers, automotive parts and many other products.

PVC: Polyvinylchloride, the third most widely used plastic globally, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost-competitiveness. Because of this versatility, PVC can be manufactured into a flexible or rigid form.

Styrene: A liquid hydrocarbon, which is produced from ethylene and benzene used to make polymers such as polystyrene.

VCM: Vinyl chloride monomer, which is a liquid substance primarily used to make PVC.

Westlake: Westlake Chemical Corporation and its subsidiaries, other than our general partner, us, OpCo and OpCo’s general partner.

B-1

Westlake Chemical Partners LP

                 Common Units

Representing Limited Partner Interests

Prospectus

                    , 2014

Barclays

UBS Investment Bank

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$34,993
FINRA filing fee	41,253
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
New York Stock Exchange listing fee	*
Miscellaneous	*

Total	*

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Westlake Chemical Corporation and our general partner, their officers and directors, and any person who controls Westlake Chemical Corporation and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 14, 2014, in connection with the formation of Westlake Chemical Partners LP, we issued (i) the general partner interest in us to Westlake Chemical Partners GP LLC and (ii) the 100.0% limited partner interest in us to Westlake International Services Corporation, a wholly owned subsidiary of Westlake Chemical Corporation, for $1,000.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The undersigned registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 29, 2014.

Westlake Chemical Partners LP
By:	Westlake Chemical Partners GP LLC, its general partner

By:	/s/ Albert Chao
Name:	Albert Chao
Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below appoints Albert Chao, M. Steven Bender and L. Benjamin Ederington, and each of them, any of whom may act without the joinder of the others, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

/s/ Albert Chao	President, Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2014
Albert Chao

/s/ M. Steven Bender	Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)	April 29, 2014
M. Steven Bender

/s/ George Mangieri	Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 29, 2014
George Mangieri

/s/ L. Benjamin Ederington	Vice President, General Counsel and Director	April 29, 2014
L. Benjamin Ederington

INDEX TO EXHIBITS

Exhibit Number		Description

1.1**	—	Form of Underwriting Agreement

3.1*	—	Certificate of Limited Partnership of Westlake Chemical Partners LP

3.2**	—	Form of Amended and Restated Limited Partnership Agreement of Westlake Chemical Partners LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1**	—	Form of Contribution Agreement among WPT LLC, Westlake Petrochemicals LLC, Westlake Polymers LLC, Westlake Longview Corporation, Westlake Vinyls, Inc., and Westlake Chemical OpCo LP

10.2**	—	Form of Contribution Agreement by and among Westlake Vinyls, Inc., Westlake Petrochemicals LLC, WPT LLC, Westlake Ethylene Pipeline Corporation, Westlake Longview Corporation, Westlake Chemical OpCo LP and Westlake Chemical OpCo GP LLC

10.3**	—	Form of Omnibus Agreement among Westlake Management Services, Inc., Westlake Vinyls Corporation, Westlake Chemical Partners GP LLC, Westlake Chemical Partners LP, WPT LLC, Westlake Petrochemicals LLC, Westlake Vinyls, Inc., Westlake Longview Corporation, Westlake Chemical OpCo GP LLC and Westlake Chemical OpCo LP

10.4**	—	Form of Ethylene Sales Agreement between Westlake Chemical OpCo LP, WPT LLC, Westlake Vinyls, Inc. and Westlake Longview Corporation

10.5**	—	Form of Feedstock Supply Agreement between Westlake Petrochemicals LLC and Westlake Chemical OpCo LP

10.6**	—	Form of Services Agreement by and between Westlake Chemical OpCo LP and Westlake Management Services, Inc., Westlake Vinyls, Inc., WPT LLC and Westlake Petrochemicals, LLC

10.7**	—	Form of Amended and Restated Limited Partnership Agreement of Westlake Chemical OpCo LP

10.8**	—	Unsecured Promissory Notes between Westlake Chemical OpCo LP and Westlake Development Corporation

10.9**	—	Form of Intercompany Revolving Credit Agreement with Westlake Development Corporation

10.10**	—	Form of Westlake Chemical Partners LP Long-Term Incentive Plan

10.11**	—	Form of Registration Rights Agreement

21.1**	—	List of Subsidiaries of Westlake Chemical Partners LP

23.1*	—	Consent of PricewaterhouseCoopers LLP

23.2*	—	Consent of Wood Mackenzie Limited

23.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1*	—	Powers of Attorney (contained on signature page)

*	Provided herewith.
**	To be provided by amendment.

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